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PROSPECTUS
MAY 6, 1998

                                  $150,000,000

                                     [LOGO]
  OFFER TO EXCHANGE 9 7/8% SERIES B SENIOR SUBORDINATED NOTES FOR ANY AND ALL
             OUTSTANDING 9 7/8% SENIOR SUBORDINATED NOTES DUE 2008


    Offer to Exchange 9 7/8% Series B Senior Subordinated Notes Due 2008, which have been registered under the Securities Act of 1933, as amended, for any and all of its outstanding 9 7/8% Senior Subordinated Notes Due 2008. The Exchange
Offer will expire at 5:00 p.m., New York City time, on June 5, 1998 (the
"Expiration Date") unless the Exchange Offer is extended.


    The Musicland Group, Inc. ("MGI" or the "Issuer") hereby offers, upon the terms and subject to the conditions set forth in this Prospectus and the accompanying letters of transmittal (each a "Letter of Transmittal," collectively the "Letters of Transmittal" and, together with this Prospectus, the "Exchange Offer"), to exchange its 9 7/8% Series B Senior Subordinated Notes
Due 2008 (the "New Notes") which have been registered under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to a Registration Statement of which this Prospectus is a part, for an equal principal amount of its outstanding 9 7/8% Series A Senior Subordinated Notes Due 2008 (the "Old Notes") outstanding in the principal amount of $150,000,000 as of the date of this Prospectus. The Old Notes were originally sold on April 6, 1998 (the "Issue
Date") to a limited number of qualified investors in reliance upon exemption from registration under the Securities Act (the "Private Placement").


    The Issuer will accept for exchange any and all Old Notes that are validly tendered and not withdrawn on or prior to 5:00 p.m., New York City time, on June
5, 1998, unless extended. Tenders of Old Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date. The Exchange
Offer is not conditioned upon any minimum principal amount of Old Notes being tendered for exchange. See "The Exchange Offer."


    The New Notes will be obligations of the MGI evidencing the same indebtedness as the Old Notes and will be entitled to the benefits of the Indenture (as defined), which governs both the Old Notes and the New Notes, and to the benefits of the Guarantee of Musicland Stores Corporation ("MSC" or the "Guarantor"), which owns 100% of MGI. All references to the "Company" shall include MSC, MGI, and MGI's subsidiaries. The principal asset of MSC is the stock of MGI; MSC has no business operations other than those conducted by MGI.

    The form and terms of the New Notes are in all material respects identical to the form and terms of the Old Notes, except that the offer and issuance of the New Notes will have been registered under the Securities Act and, therefore, the New Notes will not bear legends restricting their transfer. The Old Notes and the New Notes are collectively, and sometimes individually, referred to as the "Notes." See "Description of the Notes."

    The New Notes are being offered hereunder in order to satisfy certain obligations of the Issuer and the Guarantor under the Registration Rights
Agreement, dated April 6, 1998 (the "Registration Rights Agreement"), among the
Issuer, the Guarantor and Donaldson Lufkin & Jenrette Securities Corporation, BT
Alex. Brown, and NationsBanc Montgomery Securities LLC (the "Initial
Purchasers"). Based on interpretations by the staff of the Securities and Exchange Commission (the "Commission"), as set forth in no-action letters issued to third parties, the Company believes that the New Notes issued pursuant to the Exchange Offer may be offered for resale, resold or otherwise transferred by holders thereof (other than any holder that is an "affiliate" of the Company, as defined under Rule 405 of the Securities Act), provided that such New Notes are acquired in the ordinary course of such holder's business and such holder is not engaged in, and does not intend to engage in, a distribution of such New Notes and has no arrangement with any person to participate in the distribution of such New Notes. However, the staff of the Commission has not considered the Exchange Offer in the context of a no-action letter and there can be no assurance that the staff of the Commission would make a similar determination with respect to the Exchange Offer. By tendering the Old Notes in exchange for the New Notes, each holder, other than a broker-dealer, will represent to the Company that (i) it is not an affiliate of the Company (as defined under Rule
405 of the Securities Act), (ii) any New Notes to be received by it were acquired in its ordinary business and (iii) it is not engaged in, and does not intend to engage in, a distribution of such New Notes and has no arrangement or understanding to participate in a distribution of the New Notes. Each broker-dealer that receives New Notes for its own account pursuant to the Exchange
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Offer must acknowledge that it will deliver a Prospectus in connection with any resale of such New Notes. The Letters of Transmittal state that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.
This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes, where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Company has agreed that it will make this Prospectus available to any broker-dealer for use in connection with resale for a period starting on the Expiration Date and ending on the earlier of (i) the close of business 360 days after the Expiration
Date or (ii) the date when (A) all Old Notes have been exchanged for New Notes,
(B) all Old Notes have been sold pursuant to a Shelf Registration Statement (as defined) or pursuant to Rule 144 under the Act, and (C) all New Notes have been sold (as contemplated by "Plan of Distribution," herein) by any broker-dealer who acquires such New Notes in exchange for Old Notes pursuant to this Exchange
Offer. In addition, until August 4, 1998 (90 days after the date of this Prospectus), all dealers effecting transactions in the New Notes may be required to deliver a prospectus. See "Plan of Distribution."


    Prior to this Exchange Offer, there has been no public market for the Old
Notes or the New Notes. The Initial Purchasers have agreed that one or more of them will act as market-makers for the New Notes. However, the Initial
Purchasers are not obligated to so act and they may discontinue any such market-making at any time without notice. Moreover, the New Notes and Old Notes could trade at prices that may be higher or lower than their principal amount if a market were to develop for either of them. The Company does not intend to apply for listing or quotation of the New Notes or Old Notes on any securities exchange or stock market. Therefore, there can be no assurance as to the liquidity of any trading market for the New Notes or Old Notes or that an active public market for the New Notes or Old Notes will develop. See "Risk
Factors--Absence of Public Market."

    The Company will not receive any proceeds from the Exchange Offer. The
Company will pay all the expenses incident to the Exchange Offer. No underwriter is being used in connection with the Exchange Offer.

    FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY HOLDERS OF
OLD NOTES WHO TENDER THEIR OLD NOTES IN THE EXCHANGE OFFER, SEE "RISK FACTORS"
BEGINNING ON PAGE   OF THIS PROSPECTUS.

 THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
        COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
       ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO
                      THE CONTRARY IS A CRIMINAL OFFENSE.

    THIS PROSPECTUS INCLUDES "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF
SECTION 27A OF THE SECURITIES ACT AND SECTION 21E OF THE SECURITIES EXCHANGE ACT
OF 1934, AS AMENDED. ALL STATEMENTS REGARDING THE COMPANY'S EXPECTED FINANCIAL
POSITION, BUSINESS AND FINANCING PLANS ARE FORWARD-LOOKING STATEMENTS. ALTHOUGH
THE COMPANY BELIEVES THAT THE EXPECTATIONS REFLECTED IN SUCH FORWARD-LOOKING
STATEMENTS ARE REASONABLE, IT CAN GIVE NO ASSURANCE THAT SUCH EXPECTATIONS WILL
PROVE TO HAVE BEEN CORRECT. IMPORTANT
FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM SUCH
EXPECTATIONS ("CAUTIONARY STATEMENTS") ARE DISCLOSED IN THIS PROSPECTUS,
INCLUDING IN CONJUNCTION WITH THE FORWARD-LOOKING STATEMENTS INCLUDED IN THIS
PROSPECTUS AND UNDER THE HEADING "RISK FACTORS." ALL SUBSEQUENT WRITTEN AND ORAL
FORWARD-LOOKING STATEMENTS ATTRIBUTABLE TO THE COMPANY OR PERSONS ACTING ON THE
COMPANY'S BEHALF ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY THE CAUTIONARY
STATEMENTS.

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                               PROSPECTUS SUMMARY

    THE FOLLOWING IS A SUMMARY OF CERTAIN INFORMATION CONTAINED ELSEWHERE IN
THIS PROSPECTUS AND IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED
INFORMATION AND FINANCIAL STATEMENTS AND THE RELATED NOTES THERETO APPEARING
ELSEWHERE IN THIS PROSPECTUS. ALL REFERENCES IN THIS PROSPECTUS TO THE "COMPANY"
SHALL INCLUDE MSC AND MGI AND ITS SUBSIDIARIES. THE PRINCIPAL ASSET OF MSC IS
100% OF THE OUTSTANDING COMMON STOCK OF MGI AND MSC ENGAGES IN NO INDEPENDENT
BUSINESS OPERATIONS. THE INDUSTRY DATA REFERRED TO IN THIS OFFERING MEMORANDUM
ARE DERIVED FROM INFORMATION BY VERONIS, SUHLER AND ASSOCIATES, AN INDUSTRY
RESEARCH ORGANIZATION AND STRATEGIC RECORD RESEARCH, A MARKET RESEARCH
ORGANIZATION. WHILE THE COMPANY BELIEVES THAT THE INFORMATION CONTAINED THEREIN
HAS BEEN OBTAINED FROM RELIABLE SOURCES, THERE CAN BE NO ASSURANCE THAT SUCH
INFORMATION IS ACCURATE AND COMPLETE. THIS PROSPECTUS CONTAINS FORWARD-LOOKING
INFORMATION THAT INVOLVES RISKS AND UNCERTAINTIES AND SUCH INFORMATION IS
SUBJECT TO THE ASSUMPTIONS SET FORTH IN CONNECTION THEREWITH AND THE INFORMATION
CONTAINED HEREIN. SEE "RISK FACTORS--FORWARD-LOOKING STATEMENTS."

                                  THE COMPANY

    The Company is the leading specialty retailer of prerecorded music in the United States and is one of the largest national full-media retailers of music, video sell-through, books, computer software and related products. The Company's stores operate under two principal strategies: (i) mall based music and video sell-through stores (the "Mall Stores"), operating under the principal trade names Sam Goody and Suncoast Motion Picture Company ("Suncoast"), and (ii) non-mall based full-media superstores (the "Superstores"), operating under the trade names Media Play and On Cue. At December 31, 1997, the Company operated
1,363 stores in 49 states, the District of Columbia, the Commonwealth of Puerto
Rico, the Virgin Islands and the United Kingdom. For the year ended December 31,
1997, the Company had consolidated revenues of $1.8 billion, including $1.2 billion from the Mall Stores and $0.6 billion from the Superstores, and EBITDA
(as defined) of $85.4 million.

MALL STORES

    SAM GOODY. Sam Goody is a well established music retailer that provides a broad selection in an exciting, customer friendly shopping environment. Sam
Goody stores offer a full line of music, along with video and related products, and typically carry from 4,500 to 8,500 compact disc titles, depending upon store size and location, with the largest stores carrying up to 45,000 titles.
The music stores are predominantly found in mall locations and range in size from 1,000 to 30,000 square feet, averaging 4,300 square feet. Many of the music stores previously operated under the Musicland name have been converted to the Sam Goody name. At December 31, 1997, the Company operated 713 Sam Goody music stores with total square footage of approximately three million square feet or 37% of the Company's total store square footage.

    SUNCOAST. Suncoast is the dominant mall based video sell-through retailer in the United States offering a broad selection and excellent customer service in an entertaining atmosphere. The typical Suncoast store is 2,400 square feet in size and features 8,000 to 10,000 video titles along with movie and video related apparel, digital video discs ("DVD"), special order video and other related products. At December 31, 1997, the Company operated 409 Suncoast stores with total square footage of approximately one million square feet or 12% of the Company's total store square footage.

SUPERSTORES

    MEDIA PLAY. Media Play is a full-media, superstore retailer of entertainment software products providing a superior assortment at competitive prices in a fun and exciting family oriented environment. Media Play stores average 48,000 square feet and are in freestanding and strip mall locations primarily in urban and suburban areas. The extensive merchandise assortment, including up to 50,000 compact disc titles, 50,000 book titles, 15,000 video titles and 2,000 computer software programs, complemented by

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other media and related products including magazines, video games, educational toys, greeting cards and apparel, appeals to customers of all ages and encourages browsing. The non-mall locations and largely self-service environment lower operating costs and enable Media Play to offer products at competitive prices. At December 31, 1997, the Company operated 68 Media Play stores with total square footage of approximately three million square feet or 39% of the Company's total store square footage.

    ON CUE. On Cue is a full-media retailer in small towns, generally with populations between 8,000 and 20,000 people, providing a wide assortment of entertainment software products at competitive prices. On Cue stores offer customers a convenient local store to shop for music, books, video, computer software and related products with superior customer service to encourage repeat business. On Cue stores average 6,200 square feet in size and carry approximately 5,000 compact disc titles, 6,500 book titles and 2,000 video titles. On Cue customers also have access to over 100,000 home entertainment titles through the Company's special order program. At December 31, 1997, the Company operated 157 On Cue stores with total square footage of approximately one million square feet or 12% of the Company's total store square footage.

    Beginning in 1995, the Company's financial results began to deteriorate as a result of: (i) aggressive expansion of product offerings and new store openings by most of the Company's non-mall competitors; (ii) severe price discounting of music products by certain non-mall competitors; (iii) a lack of strong selling hits in the music industry, which depressed sales throughout the industry; and
(iv) the Company's own rapid expansion of Media Play stores in response to encouraging initial results. In 1996 management initiated restructuring programs designed to improve the Company's cash flow and profitability. The major components of the restructuring programs included: (i) closing 114 underperforming stores, which in the last full year of their operations lost an aggregate of $17.7 million on an operating contribution basis; (ii) closing one of the Company's two distribution centers, which reduced the Company's working capital investment by approximately $20 million and contributed to a $6.9 million reduction in distribution costs in 1997; and (iii) improving inventory management techniques, which increased the Company's inventory turnover from 1.8 times during 1996 to 2.1 times during 1997. Inventory levels at year-end 1997 were $55.8 million below those of the prior year with approximately $30 million of the reduction due to store closings and the remainder attributable to distribution efficiencies and improved inventory management. The Company reduced
Media Play advertising expense by $7.9 million in 1997 from the prior year as a result of closing stores in entire markets and the introduction of a less costly, but more targeted, program of newspaper advertising inserts. In addition, in 1997 the Company began to benefit from positive trends in the music retailing industry, including a retreat from severe price discounting and an increase in unit sales. As a result, the Company's EBITDA increased from $35.1 million in 1996 to $85.4 million in 1997, and comparable store sales improved from a decrease of 0.6% in 1996 to an increase of 4.5% in 1997.

    The Company's principal executive offices are located at 10400 Yellow Circle
Drive, Minnetonka, Minnesota 55343, and its telephone number is (612) 931-8000.

                             COMPETITIVE STRENGTHS

    The Company believes that it benefits from the following competitive advantages:

    LARGEST NATIONAL MUSIC RETAILER. The Company is the largest specialty retailer of music in the United States, with music available in all 1,363 stores. The Company's leading market presence allows the Company to: (i) spread its fixed operating costs over a large revenue base; (ii) realize distribution savings through freight consolidation; (iii) take advantage of vendor discounts and cooperative advertising programs; (iv) negotiate more effectively with national landlords; (v) use national advertising media; and (vi) benefit from market clustering. A national distribution of stores also minimizes the impact on the Company of regional business trends. In recent years, as a result of adverse industry conditions, a number of mall based music chains have closed hundreds of stores. Although the Company has also closed

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underperforming stores, the Company was the single music retailer in 285 malls at the end of 1997 compared to 274 malls at the end of 1996.

    SOPHISTICATED INVENTORY MANAGEMENT AND DISTRIBUTION SYSTEMS. Management believes that the Company's proprietary retail inventory management ("RIM") and distribution systems are the most sophisticated in the industry, allowing the Company to manage its inventory more effectively than its competitors. The RIM system performs comprehensive merchandise control functions on both an individual store and a company wide basis. It maintains an inventory profile for every store, incorporates an "intelligent" new release allocation system and adjusts and monitors store inventory on a daily basis. The RIM system allows the Company to meet demand for fast selling titles and carry a broad range of current hits and catalog titles while avoiding excess inventory and substantial returns. In January 1997, the Company consolidated its distribution operations into its state-of-the-art, centrally located facility in Franklin, Indiana, that contains 715,000 square feet. This facility incorporates computerized processing and laser technology for receiving, storing, sorting and shipping new product and returns. This technology has enabled the Company to implement "just-in-time" inventory management with certain vendors, which reduces working capital.

    STRONG BRAND NAME RECOGNITION. The Company benefits from strong national brand name recognition and continually markets to strengthen the brand images for each of its retail concepts. A 1997 national survey by Strategic Record
Research determined that more music consumers preferred shopping at the Company's stores than at other music stores. Strong brand name recognition offers advantages in advertising, in-store events and marketing partnerships.
The Company is able to attract large corporate partners such as Pepsi-Cola, Sears, VISA, MasterCard and L'Oreal for cross promotions, events and sweepstakes that the Company believes are attractive to shoppers. The Company's monthly
REQUEST magazine, with an annual audited circulation of 6 million copies, is an award winning, cutting edge music publication. REQUEST offers numerous cross marketing opportunities with Sam Goody and the Company's other concepts and reinforces the Company's brand names with consumers.

    LONG-STANDING VENDOR RELATIONSHIPS. The Company believes its relationships with major music and video vendors are among the best in the industry. Strong vendor relations allow the Company to be creative in its marketing programs and business operations. The Company's long-standing relationships with vendors are further enhanced because: (i) the Company's large selection of products provides vendors with a needed outlet for their catalog product, which is generally more profitable than hit product; and (ii) the Company's RIM system allows the Company to manage product returns at rates below the industry average, which is an economic benefit to the vendors. Management believes that the continued support of its vendors in 1996 and 1997 is a testament to the strength of its vendor relationships.

                               BUSINESS STRATEGY

    The Company's objective is to continue to increase revenue, cash flow and profitability. Management believes that the Company's recent operating results have begun to reflect the successful implementation of its business strategy.
The key elements of the Company's business strategy are as follows:

    STRENGTHEN STORE BASE. After closing 236 underperforming stores over the past three years, management believes that its current store base is well positioned for future growth. Management intends to improve sales by enhancing brand name awareness and increasing store traffic through creative advertising and marketing programs. Management also intends to remodel certain stores in order to enhance their appeal to customers. While management does not currently intend to significantly expand its store base, the Company will open selected new stores in order to fill out existing markets or capitalize on attractive leasing opportunities. The Company will continue to assess the profitability of its stores and will close a limited number of underperforming stores in the coming years, if the closings can be accomplished economically.

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    CAPITALIZE ON FAVORABLE INDUSTRY DYNAMICS.  The Company expects sales of its products to increase due to: (i) increased consumer spending; (ii) favorable demographic trends; and (iii) the advent of new technologies. Through 2001, consumer spending on pre-recorded music, video sell-through and trade books is projected to grow at compounded annual growth rates of 5.6%, 11.2% and 5.8%, respectively (according to Veronis, Suhler & Associates). Demographic shifts over the next few years are expected to contribute to sales growth. The 15 to 24 age group, whose members are known to be mall-shoppers and strong music buyers, is projected to be 4.1% larger in the year 2000 than its size in 1995. The principal book buying population, between 35 and 54 years of age, is projected to grow in the same period by 12.3%. Children's music, video, books and toys should benefit by a growth of 6.4% in the 5 to 14 age group in the same period
(source: U.S. Bureau of Census 1996). Historically, the introduction of new technology, such as compact discs, has had a positive impact on the Company's business, and the most encouraging new technology today is DVD. Veronis, Suhler
& Associates projects that by 2001 annual consumer spending on DVDs will be approximately $1.2 billion. Most of the Company's stores carry DVD, and Suncoast in particular is pursuing the early adopters of this new format.

    INCREASE GROSS MARGIN. The Company believes the following initiatives will benefit gross margin: (i) selective price decisions in response to the competitive environment in various markets; (ii) adjustments to merchandise assortment to include more higher margin products; and (iii) cross promotions on product lines to increase sales of high margin ancillary products, such as apparel.

    REDUCE WORKING CAPITAL.  The Company plans to continue reducing working capital by: (i) expanding the "just in time" inventory program, which completely eliminates backup inventory, to include more products and selective additional vendors; (ii) implementing more precise buying rules to reduce returns; and
(iii) eliminating less profitable product lines.

    IMPROVE MEDIA PLAY PROFITABILITY. The Company will concentrate on improving profitability in all concepts, but particularly in Media Play. The Company's efforts to increase sales, improve gross margin, increase customer traffic and reduce operating costs in its Media Play stores include the following initiatives: (i) introducing new merchandise assortments; (ii) altering departmental and store layouts; and (iii) reducing operating costs through improved store management, expense control and inventory management. Of the Company's four concepts, Media Play showed the most significant profitability improvement in 1997.

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                               THE EXCHANGE OFFER

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Registration Rights Agreement.....  The Old Notes were sold by the Company on April 6, 1998
                                    (the "Issue Date") in the Private Placement to
                                    Donaldson, Lufkin & Jenrette, Securities Corporation, BT
                                    Alex. Brown, and NationsBanc Montgomery Securities LLC
                                    (the "Initial Purchasers"), who placed such Old Notes
                                    with institutional investors. In connection therewith,
                                    the Company executed and delivered for the benefit of
                                    the holders of the Old Notes the Registration Rights
                                    Agreement obligating the Company to file with the
                                    Commission within 60 days after the date of issuance of
                                    the Old Notes, a registration statement under the
                                    Securities Act relating to an exchange offer for the Old
                                    Notes (the "Exchange Offer") and to use its best efforts
                                    to cause such registration statement to become effective
                                    within 150 days after the Issue Date.

The Exchange Offer................  The New Notes are being offered in exchange for an equal principal amount at maturity of Old Notes. As of the
                                    date hereof, there was outstanding $150,000,000
                                    principal amount of Old Notes. Because the New Notes
                                    will be recorded in the Company's accounting records at
                                    the same carrying value as the Old Notes, no gain or
                                    loss will be recognized by the Company upon the
                                    consummation of the Exchange Offer. See "The Exchange
                                    Offer--Accounting Treatment." Holders of the Old Notes
                                    do not have appraisal or dissenter's rights in
                                    connection with the Exchange Offer under the Delaware
                                    General Corporation Law (the "DGCL"), which is the law
                                    of the state of incorporation of the Issuer and the
                                    Guarantor.

                                    Based on interpretations by the staff of the Commission,
                                    as set forth in no-action letters issued to third
                                    parties, the Company believes that the New Notes issued
                                    pursuant to the Exchange Offer may be offered for
                                    resale, resold or otherwise transferred by holders
                                    thereof (other than any holder who is an "affiliate" of
                                    the Company within the meaning of Rule 405 under the
                                    Securities Act) without compliance with the registration
                                    and prospectus delivery provisions of the Securities
                                    Act; provided, however, that such New Notes are acquired
                                    in the ordinary course of the holder's business and such
                                    holder is not engaged in, and does not intend to engage
                                    in, a distribution of such New Notes and has no
                                    arrangement with any person to participate in a
                                    distribution of such New Notes. The staff of the
                                    Commission has not considered the Exchange Offer in the
                                    context of a no action letter and there can be no
                                    assurance that the staff of the Commission would make a
                                    similar determination with respect to the Exchange
                                    Offer. Each broker-dealer that receives New Notes for
                                    its own account in exchange for Old Notes, where such
                                    Old Notes were acquired by such broker-dealer as a
                                    result of market-making activities or other trading
                                    activities, must acknowledge that it will deliver a
                                    prospectus in connection with any resale of such New
                                    Notes. See "Plan of Distribution." To
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                                    comply with the securities laws of certain
                                    jurisdictions, it may be necessary to qualify for sale
                                    or register the New Notes prior to offering or selling
                                    such New Notes. The Company has agreed, pursuant to the
                                    Registration Agreement and subject to certain specified
                                    limitations therein, to register or qualify the New
                                    Notes for offer or sale under the securities or "blue
                                    sky" laws of such jurisdictions as may be necessary to
                                    permit the holders of New Notes to trade such New Notes
                                    without any restrictions or limitations under the
                                    securities laws of the several states of the United
                                    States. If a holder of Old Notes does not exchange such
                                    Old Notes for New Notes pursuant to the Exchange Offer,
                                    such Old Notes will continue to be subject to the
                                    restrictions on transfer contained in the legend
                                    thereon. In general, the Old Notes may not be offered or
                                    sold, unless registered under the Securities Act, except
                                    pursuant to an exemption from, or in a transaction not
                                    subject to, the Securities Act and applicable state
                                    securities laws. See "Risk Factors--Consequences of
                                    Failure to Exchange."

Expiration Date...................  5:00 p.m. New York City time, on June 5, 1998, unless the Exchange Offer is extended, in which case the term
                                    "Expiration Date" means the latest date and time to
                                    which the Exchange Offer is extended.

Conditions to the Exchange
  Offer...........................  The Exchange Offer is subject to certain customary conditions, which may be waived by the Company. See "The
                                    Exchange Offer--Conditions." Except for the requirements
                                    of applicable Federal and state securities laws, there
                                    are no Federal or state regulatory requirements to be
                                    complied with or obtained by the Company in connection
                                    with the Exchange Offer. NO VOTE OF THE SECURITY HOLDERS
                                    OF MSC OR MGI IS REQUIRED TO EFFECT THE EXCHANGE OFFER
                                    AND NO SUCH VOTE (OR PROXY THEREFOR) IS BEING REQUESTED
                                    BY MEANS OF THIS PROSPECTUS OR OTHERWISE.

Procedures for Tendering Old
  Notes...........................  Each holder of Old Notes who wishes to accept the
                                    Exchange Offer must complete, sign and date the Letter
                                    of Transmittal (the "Letter of Transmittal"), or a
                                    facsimile thereof, in accordance with the instructions
                                    contained herein and therein, and mail or otherwise
                                    deliver such Letter of Transmittal, or such facsimile
                                    together with the Old Notes to be exchanged and any
                                    other required documentation to the Exchange Agent (as
                                    defined) at the address set forth herein and therein.
                                    See "The Exchange Offer--Procedures for Tendering."

Withdrawal Rights.................  Tenders of Old Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration
                                    Date. To withdraw a tender of Old Notes, a written or
                                    facsimile transmission notice of withdrawal must be
                                    received by the Exchange Agent (as defined) at its
                                    address set forth below under "Exchange Agent" prior to
                                    5:00 p.m., New York City time, on the Expiration Date.
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Acceptance of Old Notes and
  Delivery of New Notes...........  Subject to certain conditions, the Company will accept for exchange any and all Old Notes which are properly
                                    tendered in the Exchange Offer prior to 5:00 p.m., on
                                    the Expiration Date. The New Notes issued pursuant to
                                    the Exchange Offer will be delivered promptly following
                                    the Expiration Date. See "The Exchange Offer--Terms of
                                    the Exchange Offer."

Exchange Agent....................  Bank One, N.A., the Trustee under the Indenture, is also serving as exchange agent (the "Exchange Agent") in
                                    connection with the Exchange Offer. The Exchange Agent
                                    can be contacted by telephone at: (800) 346-5153; by
                                    facsimile at: (614) 248-5088, or by mail at: Bank One,
                                    N.A., 235 West Schrock Road, Westerville, OH 43081,
                                    Attn: Corporate Trust Operations.

Use of Proceeds...................  There will be no proceeds to the Company from the
                                    Exchange Offer. The net proceeds to the Company from the
                                    Private Placement were approximately $144 million (after
                                    deduction of discounts and estimated offering expenses).
                                    The Company has applied such proceeds to the repayment
                                    of existing indebtedness.

                         SUMMARY OF TERMS OF NEW NOTES

    The Exchange Offer relates to the exchange of Old Notes for an equal principal amount at maturity of New Notes. The New Notes will be obligations of the Company evidencing the same indebtedness as the Old Notes and will be entitled to the benefits of the same Indenture (as defined), which governs both the Old Notes and the New Notes. In addition, the New Notes will be subject to the benefits of the Guarantee. The form and terms of the New Notes are substantially identical to the form and terms of the Old Notes except that the offer of the New Notes will have been registered under the Securities Act and, therefore, the New Notes will not bear legends restricting the transfer thereof. Generally, the New Notes will be freely transferable under the Securities Act by holders who are not affiliates of the Company. The New Notes otherwise will be substantially identical in all material respects to the old Notes, as summarized below.

Securities Offered................  $150.0 million in aggregate principal amount of 9 7/8%
                                    Series B Senior Subordinated Notes due 2008.

Maturity Date.....................  March 15, 2008.

Interest Rate.....................  The Notes will bear interest at the rate of 9 7/8% per annum, payable semi-annually on March 15 and September
                                    15 of each year, commencing September 15, 1998.

Subordination.....................  The Notes will be general unsecured obligations of MGI, will rank subordinate in right of payment to all Senior
                                    Debt and will rank senior or PARI PASSU in right of
                                    payment to all existing and future subordinated
                                    indebtedness of MGI. The Notes will be unconditionally
                                    guaranteed on a senior subordinated basis by MSC. The
                                    Guarantee will be a general unsecured obligation of MSC,
                                    will rank subordinate in right of payment to all Senior
                                    Debt of the Guarantor and will rank senior or PARI PASSU
                                    in right of payment to all existing and future
                                    subordinated indebtedness of MSC. As of March 1, 1998,
                                    on a pro forma basis, after giving

                                    effect to the issuance of the Notes and the application
                                    of the net proceeds therefrom, the Notes would have been
                                    subordinated to $83.0 million of Senior Debt of MGI. In
                                    addition, on such date and pro forma basis, MGI could
                                    have borrowed up to an additional $99.0 million under
                                    the Revolver Agreement (as defined below) which would
                                    also have constituted Senior Debt. See "Risk
                                    Factors--Subordination" and "Description of Existing
                                    Financing Arrangements."

Optional Redemption...............  The Notes will be redeemable at the option of MGI, in whole or in part, at any time on or after March 15, 2003
                                    in cash, at the redemption prices set forth herein, plus
                                    accrued and unpaid interest and Liquidated Damages, if
                                    any, thereon to the date of redemption. In addition, at
                                    any time prior to March 15, 2001, MGI may redeem up to
                                    40% of the initially outstanding aggregate principal
                                    amount of Notes at a redemption price equal to 109.875%
                                    of the principal amount thereof, plus accrued and unpaid
                                    interest and Liquidated Damages, if any, thereon to the
                                    redemption date, with the net proceeds of a Public
                                    Equity Offering; PROVIDED that, in each case, at least
                                    60% of the initially outstanding aggregate principal
                                    amount of Notes remains outstanding immediately after
                                    the occurrence of any such redemption. See "Description
                                    of Notes--Optional Redemption."

Change of Control.................  Upon the occurrence of a Change of Control, each holder of Notes will have the right to require MGI to
                                    repurchase all or any part of such holder's Notes at an
                                    offer price in cash equal to 101% of the aggregate
                                    principal amount thereof, plus accrued and unpaid
                                    interest thereon to the date of repurchase. See
                                    "Description of Notes--Repurchase at the Option of
                                    Holders-- Change of Control." There can be no assurance
                                    that, in the event of a Change of Control, MGI would
                                    have sufficient funds to repurchase all New Notes
                                    tendered. See "Risk Factors-- Possible Inability to
                                    Repurchase Notes Upon a Change of Control."

Guarantee.........................  The New Notes will be unconditionally guaranteed on a senior subordinated basis by MSC, the Guarantor.

Certain Covenants.................  The Indenture contains certain covenants that limit, among other things, the ability of MGI to: (i) pay
                                    dividends, redeem capital stock or make certain other
                                    restricted payments or investments; (ii) incur
                                    additional indebtedness or issue preferred equity
                                    interests; (iii) merge, consolidate or sell all or
                                    substantially all of its assets; (iv) create liens on
                                    assets; and (v) enter into certain transactions with
                                    affiliates or related persons. See "Description of
                                    Notes--Certain Covenants."

Use of Proceeds...................  The Company will not receive any proceeds from the issuance of the New Notes. See "Use of Proceeds."

Book-Entry; Delivery..............  The New Notes will not be certificated but will be book-entry securities, and transfers will be effected
                                    through the facilities of The Depository Trust Company
                                    ("DTC"). See "Description of Notes--Book-Entry; Delivery
                                    and Form."

                             EFFECT UPON OLD NOTES

    The holders of Old Notes currently are entitled to certain registration rights pursuant to the Registration Rights Agreement among the Issuer, the Guarantor, and the Initial Purchasers. However, upon consummation of the Exchange Offer, subject to certain exceptions, holders of Old Notes who do not exchange their Old Notes for New Notes in the Exchange Offer will no longer be entitled to registration rights and will not be able to offer or sell their Old Notes, unless such Old Notes are subsequently registered under the Securities Act (which, subject to certain limited exceptions, the Company will have no obligation to do), except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. See "Risk Factors--Consequences of Failure to Exchange" and "The Exchange Offer--Continuing Registration Rights." Old Notes which are not exchanged and which remain outstanding will continue to be obligations of the Company and will be entitled to the benefits of the Indenture and the Guarantee.

                                  RISK FACTORS

    FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS IN CONNECTION WITH AN INVESTMENT IN THE NOTES, SEE "RISK FACTORS."

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

    The following table sets forth summary consolidated financial data and operating data for the years and dates indicated. The data presented below under the captions "Pro Forma Data," "Operating Data" and "Store Data" for all years presented, are unaudited. The unaudited summary pro forma financial and operating data of the Company for the year ended December 31, 1997 do not necessarily reflect the results of operations or financial position of the Company that would have actually resulted had the events referred to in the notes to the unaudited pro forma financial information been consummated as of the dates indicated and are not intended to project the Company's financial position or results of operations for any future period. This information should be read in conjunction with the Consolidated Financial Statements and related notes appearing elsewhere herein and "Management's Discussion and Analysis of Results of Operations and Financial Condition."

                                                 YEARS ENDED DECEMBER 31,
                                ----------------------------------------------------------
                                   1993        1994        1995        1996        1997
                                ----------  ----------  ----------  ----------  ----------
                                                  (DOLLARS IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Sales.........................  $1,181,658  $1,478,842  $1,722,572  $1,821,594  $1,768,312
Gross profit..................     470,951     542,199     606,070     611,759     614,829
Selling, general and
  administrative expenses.....     365,311     450,919     525,213     576,658     529,427
Depreciation and
  amortization................      29,057      37,243      45,531      44,819      39,411
Goodwill write-down(1)........      --          --         138,000      95,253      --
Restructuring charges(2)......      --          --          --          75,000      --
Operating income (loss).......      76,583      54,037    (102,674)   (179,971)     45,991
Interest expense..............      19,831      19,555      27,881      32,967      31,720

                                           YEAR ENDED
                                        DECEMBER 31, 1997
                                     (DOLLARS IN THOUSANDS)
                                     -----------------------
PRO FORMA DATA(3):
EBITDA(4)(5).......................          $86,520
Cash interest expense(6)...........           35,134
Ratio of net debt to EBITDA........              2.2x
Ratio of EBITDA to cash interest
  expense..........................              2.5x

                                                YEARS ENDED DECEMBER 31,
                                ---------------------------------------------------------
                                  1993        1994        1995         1996        1997
                                ---------   --------   ----------   ----------   --------
                                                 (DOLLARS IN THOUSANDS)
OPERATING DATA:
EBITDA(4).....................  $ 105,640   $ 91,280   $   80,857   $   35,101   $ 85,402
EBITDA margin.................        8.9%       6.2%         4.7%         1.9%       4.8%
Comparable store sales
  increase (decrease)(7):
  Mall Stores.................        4.5%       3.1%        (4.9)%       (1.7)%      4.7%
  Superstores.................       27.6       33.3          4.8          2.0        4.1
    Total(8)..................        4.6        4.6         (3.2)        (0.6)       4.5

                                                    DECEMBER 31,
                                          ---------------------------------
                                          1993   1994   1995   1996   1997
                                          -----  -----  -----  -----  -----
STORE DATA:
Total store square footage (in
  millions).............................    4.9    7.2    9.9    9.5    8.3
Store count:
  Music stores..........................    875    869    820    777    713
  Suncoast stores.......................    320    378    412    422    409
  Media Play stores.....................     13     46     89     87     68
  On Cue stores.........................     32     77    153    158    157
  United Kingdom and other stores.......     11     16     22     22     16
                                          -----  -----  -----  -----  -----
    Total...............................  1,251  1,386  1,496  1,466  1,363
                                          -----  -----  -----  -----  -----
                                          -----  -----  -----  -----  -----

                                                        DECEMBER 31, 1997
                                                    -------------------------
                                                     ACTUAL   AS ADJUSTED(9)
                                                    --------  ---------------
                                                     (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents(10).....................  $  3,942     $115,326
Total assets(10)..................................   733,895      849,625
Long-term debt, including current maturities......   193,087      308,817
Stockholders' equity..............................    18,770       18,770

------------------------------

 (1) The goodwill write-downs were taken following evaluations of goodwill for impairment because of sales declines experienced by the music stores during 1995 and 1996. See Note 2 of Notes to Consolidated Financial Statements.

 (2) The restructuring charges were recorded during 1996 for the estimated cost of closing the Company's distribution facility in Minneapolis, Minnesota and 114 underperforming stores. See Note 3 of Notes to Consolidated Statements.

 (3) Gives pro forma effect to the sale of the Notes offered hereby and the anticipated application of the net proceeds therefrom as described under the caption "Use of Proceeds" as of the first date of the stated period.

 (4) EBITDA represents earnings (loss) before extraordinary charge plus interest expense, income taxes, depreciation and amortization, goodwill write-down and restructuring charges. While EBITDA should not be construed as a substitute for income from operations, net earnings or cash flows from operating activities (as defined by generally accepted accounting principles) in analyzing the Company's operating performance, financial position or cash flows, the Company has included EBITDA because it is commonly used by certain investors and analysts to analyze and compare companies on the basis of operating performance, leverage and liquidity and to determine a company's ability to service debt. In addition, the method of calculating EBITDA set forth above may be different from calculations of EBITDA employed by other companies and, accordingly, may not be directly comparable to such other calculations.

 (5) Pro forma EBITDA represents EBITDA plus $1.1 million of rent expense related to the financing agreements for the Company's distribution facility prior to the recording of the mortgage notes payable on the Company's Consolidated Balance Sheet in June 1997. See Note 15 of Notes to Consolidated Financial Statements.

 (6) For the purposes of Pro Forma Data, cash interest expense represents total interest expense minus (i) amortization of debt issuance costs and (ii) original issue discount on the Notes and plus deferred financing credits.

 (7) Comparable store sales percentages are computed for stores open for a full year during each year.

 (8) The totals include United Kingdom and other stores.

 (9) As Adjusted information gives pro forma effect to the sale of the Notes offered hereby and the anticipated application of the net proceeds therefrom as described under the caption "Use of Proceeds" as if they had occurred on December 31, 1997. See "Capitalization."

(10) At December 31, 1997, outstanding checks in excess of cash balances of $12.1 million were included in accounts payable. Cash and cash equivalents and total assets, as adjusted to give effect to the Offering and the application of the net proceeds therefrom, do not reflect the reduction of $12.1 million for the outstanding checks in excess of cash balances that would not have been included in accounts payable had the actual net amount of cash and cash equivalents at December 31, 1997 exceeded this amount.

                                  RISK FACTORS

    IN ADDITION TO THE OTHER INFORMATION SET FORTH ELSEWHERE IN THIS PROSPECTUS, PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS PRIOR TO PURCHASING THE NOTES OFFERED HEREBY. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PROSPECTUS AS A RESULT OF CERTAIN FACTORS, INCLUDING THOSE SET FORTH IN THE FOLLOWING RISK FACTORS AND ELSEWHERE IN THIS PROSPECTUS.

CONSEQUENCES OF FAILURE TO EXCHANGE

    Holders of Old Notes who do not exchange their Old Notes for New Notes pursuant to the Exchange Offer will continue to be subject to the restrictions on transfer of such Old Notes as set forth in the legend thereon as a consequence of the issuance of the Old Notes pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, the Old Notes may not be offered or sold unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. The Company does not currently anticipate that it will register the Old Notes under the Securities Act. Based on interpretations by the staff of the Commission, as set forth in no-action letters to third parties, the Company believes that the New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold or otherwise transferred by the holders thereof (other than any such holder that is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such New Notes are acquired in the ordinary course of such holders' business and such holders are not engaged in, and do not intend to engage in, a distribution of such New Notes and have no arrangement or understanding with any person to participate in the distribution of such New Notes. The staff of the Commission has not considered the Exchange Offer in the context of a no-action letter and there can be no assurance that the staff of the Commission would make a similar determination with respect to the Exchange Offer. Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning or the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Company has agreed that, for a period of one year after the Expiration Date, it will make this Prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution." However, to comply with the securities laws of certain jurisdictions, if applicable, the New Notes may not be offered or sold unless they have been registered or qualified for sale in such jurisdictions or an exemption for registration or qualification is available and is complied with. To the extent that Old Notes are tendered and accepted in the Exchange Offer, the trading market for the untendered and the tendered but unaccepted Old Notes could be adversely affected.

RISK ASSOCIATED WITH SUBSTANTIAL INDEBTEDNESS AND LIQUIDITY

    The Company is highly leveraged. On a pro forma basis after giving effect to the issuance of the Notes, the Company's long-term debt, including current maturities, at December 31, 1997 was $308.8 million. In addition, on a pro forma basis after giving effect to the issuance of the Notes, the Company's consolidated ratio of long-term debt (including current maturities) to stockholders' equity would have been 16.5:1 at December 31, 1997. At December 31, 1997, there were no borrowings outstanding under the Revolver Agreement, and at March 1, 1998, the Company had borrowings of $146.0 million under the Revolver Agreement. The highest balance outstanding under the Revolver Agreement during the year ended December 31, 1997 was $273.0 million, and the average daily balance was $238.5 million. However, in 1997 the Company maintained an average month-end cash balance of $45.8 million and did not borrow the $50 million under the Term Loan until September 15, 1997. The net proceeds from the sale of the

Notes will be used to pay amounts outstanding under the Credit Facility and the Mortgage Notes Payable. See "Use of Proceeds." The Company's indebtedness and related financial covenants could significantly limit its ability to withstand competitive pressures or adverse economic conditions, make acquisitions, obtain future financing, or take advantage of business opportunities that may arise. The indebtedness under the Revolver Agreement and the Term Loan Agreement bears interest at floating rates, causing the Company to be sensitive to changes in prevailing interest rates.

    The Revolver Agreement will expire, and all amounts must be repaid thereunder, on October 7, 1999. The Term Loan Agreement must be repaid in installments of $25.0 million on each of December 14, 1998 and February 15, 1999. There is no assurance that the Company will be able to enter into new credit arrangements or, if able to do so, that such arrangements will be on favorable terms.

    Beginning in 1995, the Company's financial results began to deteriorate as a result of: (i) aggressive expansion of product offerings and new store openings by most of the Company's non-mall competitors; (ii) severe price discounting;
(iii) a lack of strong selling hits in the music industry, which depressed sales throughout the industry; and (iv) the Company's own rapid expansion of Media Play stores in response to encouraging initial results. In 1996 the Company initiated restructuring programs designed to improve the Company's cash flow and profitability. The major components of the restructuring programs included: (i) closing 114 underperforming stores; (ii) closing one of the Company's two distribution centers; and (iii) improving inventory management techniques, which increased the Company's inventory turnover. Because of the deterioration of the Company's financial results and the incurrence of restructuring charges, the Company would not have been in compliance with the financial covenants in the Revolver Agreement without certain amendments and waivers to the Revolver Agreement which were received throughout 1996 and in the first quarter of 1997. In June 1997, the Company completed agreements with the Banks to amend the Revolver Agreement and to provide additional financing under the Term Loan Agreement. Also during the first quarter of 1997, the Company's largest vendors and a substantial majority of its remaining vendors agreed to temporarily defer existing trade payables and provide continued product supply, subject to payment terms reduced to ten days or less on new purchases. During the third quarter of 1997, the Company completed individual agreements or understandings with most of these vendors, including the ten largest, for the repayment of the deferred trade payables balance and return to normal credit terms. The Company completed repayment of deferred trade payables during the fourth quarter of 1997.

    In addition to its obligations under the Notes, the Company is obligated to make substantial principal and interest payments on indebtedness under the Revolver Agreement and Term Loan Agreement and under the 9% Senior Subordinated Notes due 2003 (the "2003 Notes"). See "Description of Existing Financing Arrangements." The ability of the Company to make payments of principal and interest on its indebtedness will be largely dependent upon its future performance, which will be subject to factors affecting its business and operations, many of which are beyond its control. There will be no sinking fund established in connection with the Notes. There can be no assurance that the Company will be able to generate sufficient cash flow, or that future borrowings will be available in an amount sufficient to cover all required interest and principal payments. See "Management's Discussion and Analysis of Results of Operations and Financial Condition--Liquidity and Capital Resources."

SUBORDINATION

    The right of holders to receive payment of principal and interest on the Notes will be subordinate to the prior payment in full of all Senior Debt, which consists of, among other things, amounts owing under the Revolver Agreement, the Term Loan Agreement and any other debt of the Company not by its terms subordinate to, or PARI PASSU with, the Notes. At December 31, 1997, on a pro forma basis after giving effect to the Offering, the amount of Senior Debt was $50.0 million, and at March 1, 1998, it was $83.0 million. At March 1, 1998, on a pro forma basis after giving effect to the Offering and the application of the net proceeds therefrom, the Company could have borrowed up to an additional $99.0 million under the Revolver Agreement. No payment of principal or interest on the Notes may be made during the continuance of a payment default under any Senior Debt. Further, the holders of certain Senior Debt will be able to block payments on the Notes for up to 179 days during any 360-day period upon the occurrence of certain nonpayment events of default under such Senior Debt. In addition, in the event of dissolution, liquidation or the winding-up of the business of the Company, or upon acceleration of the Notes prior to their stated maturity, all obligations with respect to Senior Debt must first be paid in full before any payment may be made with respect to the Notes, and the holders of the 2003 Notes would be entitled to share ratably with the holders of the Notes. As a result, sufficient assets may not exist to pay amounts due under the Notes. Subject to certain restrictions contained in the Revolver Agreement and the Indentures related to the 2003 Notes and the Notes, the Company is permitted to incur additional Senior Debt. See "Description of Notes" and "Description of Existing Financing Arrangements."

    The principal asset of MSC is all of the outstanding stock of MGI and substantially all MSC's operations are conducted through MGI. MSC is, and will be, guaranteeing MGI's obligations under the Revolver Agreement, the Term Loan Agreement, the 2003 Notes and the Notes. MSC's guarantee of the Notes is subordinated in right of payment to MSC's guarantee of the Issuer's obligations under the Revolver Agreement and Term Loan Agreement. MSC is restricted under the terms of the Revolver Agreement from engaging in activities other than ownership of MGI's stock and providing management and services to MGI.

    MGI's indebtedness under the Revolver Agreement and the Term Loan Agreement is secured by a pledge of the stock of MGI's consolidated wholly-owned subsidiaries. Additionally, the Term Loan Agreement is secured by a first-priority lien on all inventory of MGI and its consolidated wholly-owned subsidiaries. In the event of defaults under the Revolver Agreement and Term Loan Agreement, such lenders will have secured claims against such assets.

RECENT NET LOSSES

    During the years ended December 31, 1995 and 1996, the Company incurred net losses of $135.8 million and $193.7 million, respectively. These losses were the result of many factors, primarily the write-down of goodwill and also included restructuring charges, changes in the competitive environment, lack of hit music product and the Company's rapid expansion of its Media Play concept. As a result of these losses and the Company's liquidity problems, the Company's independent auditors included a going concern qualification in their report for fiscal 1996. During the years ended December 31, 1996 and December 31, 1997, the Company implemented the restructuring programs described above under "--Risk Associated with Substantial Indebtedness and Liquidity." In fiscal 1997, the Company had net earnings of $14.0 million. This improvement was aided by the recent positive trends in the music retailing industry, including a retreat from severe price discounting and an increase in unit sales. There can be no assurance that the restructuring programs will continue to result in positive financial results, that the positive trend in the music industry will continue, that the negative trend in the video industry will not worsen, or that the current competitive environment will be sustained.

RISK OF COMPETITION

    The Company operates in highly competitive markets, which are generally local or individual in nature. The Company competes on the basis of service, selection and price, with a broad range of specialty, discount and other retailers, and certain national chains, some of whom have greater financial and marketing resources than the Company. The number of stores and types of competitors have increased significantly over recent years, including non-mall discount stores, consumer electronic superstores, and mall based music, video and book specialty retailers expanding into non-mall multimedia stores. The low prices offered by these non-mall stores have created intense price competition and adversely impacted the performance of both the Company's Superstores and Mall Stores. Although deep discount pricing by many retailers of entertainment products abated somewhat in 1997, there can be no assurance that if such practice returns the Company will continue to achieve satisfactory gross margins while remaining competitive.

    In addition, the Company competes for consumer time and spending with all leisure time activities, such as movie theaters, television, home computing and internet use, live theater, sporting facilities and spectator events, travel, amusement parks, and other family entertainment centers. The Company's ability to compete successfully depends on its ability to secure and maintain attractive and convenient locations, market and manage merchandise attractively and efficiently, offer an extensive product selection and knowledgeable customer service and provide effective management. See "Management's Discussion and Analysis of Results of Operations and Financial Condition--Results of Operations--Gross Profit" and "Business--Competition."

RISK OF RESTRICTIONS IMPOSED BY LENDERS

    The Company's Revolver Agreement and, to a lesser extent, the Term Loan Agreement and the indenture covering the 2003 Notes (the "2003 Indenture") contain certain financial covenants which, among other things, limit the ability of the Company to incur indebtedness, make investments, create or permit liens, make capital expenditures, make guarantees and pay dividends. Additionally, the Company is required to meet certain financial covenants under the Revolver Agreement and Term Loan Agreement. Because of the highly competitive environment and the decline in the Company's financial results, the Company experienced difficulty meeting the financial covenants throughout 1996. As a result, the Company obtained a series of amendments and waivers beginning in April 1996 and ending with the amendment completed in June 1997. There can be no assurance that, despite its recent improved results, the Company may not experience such difficulty in the future and/or may require additional financing. If the Company were unable to comply with the covenants under the Credit Facility or under the 2003 Notes, such indebtedness could be declared immediately due and payable. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Description of Existing Financing Arrangements."

RISK OF AVAILABILITY OF HIT PRODUCTS

    Entertainment product sales are dependent to some extent upon the availability of hit products, which can create cyclical trends that do not necessarily follow trends in the general economy. It is not possible to determine the timing of these cycles or the future availability of hit products. The availability of hit product is important for generating customer traffic in the Company's stores. During recent years, industry growth and sales of music and video products slowed due to the lack of strong new releases. Although the situation in the music industry improved in fiscal 1997, the Company has no control over the availability and strength of hit products and is dependent upon the major music and movie producers continuing to produce a minimal number of current hits. To the extent that current hits are not available, or not available at prices attractive to consumers, the Company's business may be adversely affected.

RISK FROM NEW TECHNOLOGIES

    The Company believes that the introduction of new home entertainment products, such as DVD, can help increase sales. This benefit, however, is dependent upon acceptance by consumers of the new technology and availability of product for consumer purchase. The switch of consumers from one format to another, such as the shift from records to audio cassettes, and the later shift from cassettes to compact discs, may also reduce sales of the existing format. The Company intends to monitor carefully such technology shifts and to adjust as necessary to respond to customer demand. Sales may be adversely affected and product returns may be increased if the Company does not carry the right balance of old and new formats. There can be no assurance that the Company will be successful in interpreting the desires of consumers or predicting which of any new technologies or formats will be accepted by consumers. Although the Company believes DVD products may contribute to sales growth, there can be no assurance that DVD will gain significant consumer acceptance generally or among the Company's customers. Even if DVD is successful, any significant impact on sales may not be seen for several years.

    In addition to the emergence of new technologies affecting product offerings, emerging technologies are facilitating the offering by the internet, cable companies, direct broadcast satellite companies, telephone companies and other telecommunications companies of a wide selection of music and video services to consumers. The Company expects this trend to continue. There is no assurance that these new technologies will not have an adverse impact on sales.

UNCERTAINTY OF LEASE RENEWALS

    All but three of the Company's stores are under operating leases with terms ranging from 3 to 25 years. A total of 168 leases without renewal options will expire in fiscal 1998 and 1999. Although the Company has historically been successful in renewing most of its store leases when they have expired, there can be no assurance that the Company will continue to be able to do so on favorable terms or at all, particularly in light of the recent restructuring programs. If the Company is unable to renew leases for its stores as they expire, or find acceptable locations on favorable terms, there can be no assurance that such failures will not have a material adverse effect on the Company's financial condition or results of operations. See "Business--Properties."

RELATIONSHIPS WITH VENDORS

    The Company obtains approximately 68% of its product from the ten largest vendors. Continued delivery of product to the Company by its vendors is critical to the Company's operating results. During 1996, the Company experienced some problems with delivery of product by vendors who were concerned about the Company's financial viability. During the first quarter of 1997, the Company's largest vendors and a substantial majority of the remaining vendors agreed to temporarily defer existing trade payables and provide continued product supply, subject to payment terms reduced to ten days or less on new purchases. During the third quarter of 1997, the Company completed individual agreements or understandings with most of its vendors, including the ten largest, for the repayment of trade payables balances and the return to normal credit terms. The Company completed repayment of the deferred trade payables during the fourth quarter of 1997. There can be no assurance that the Company may not experience similar financial difficulties in the future or that the vendors would in such case provide the Company with deferred or other favorable payment terms to allow the Company to receive product.

SEASONALITY RISK

    The Company's business is highly seasonal. During the years ended December 31, 1997 and 1996, nearly 40% of the Company's annual revenues and all of its net income, if any, were generated during the fourth quarter. Quarterly results are affected by the timing and strength of new releases, the timing of holidays, new store openings and sales performance of existing stores. There can be no assurance that economic conditions will not adversely affect the Company's sales and earnings, particularly during the fourth quarter of the year. See "Management's Discussion and Analysis of Results of Operations and Financial Condition--Seasonality."

RISKS ASSOCIATED WITH FUTURE GROWTH

    SALES AND EARNINGS GROWTH

    The Company's sales and earnings growth is primarily dependent upon increasing revenues in existing stores, which will be affected by various industry and competitive factors discussed herein. In addition, the Company's profitability is dependent on the economic environment in general and the level of consumer spending. Many mall based specialty retailers have experienced weak comparable store sales in recent periods. The Company experienced negative comparable store sales in fiscal 1996. Comparable store sales of music product were slightly up in fiscal 1996 and strongly up in fiscal 1997. However, comparable store sales of video product were slightly negative in fiscal 1996 and increased only negligibly in fiscal 1997. There can be no assurance that comparable sales of video product will improve or that they will not deteriorate further. During fiscal 1995 and 1996, the Company's operating results were affected by the high fixed cost of poorly performing stores, both mall stores and non-mall stores. These results have been attributed in part to the growth of non-mall superstores and power shopping centers that have attracted the mall customer base. In an effort to improve results, the Company closed 114 stores, including 30 Media Play stores, and, in fiscal 1996, reported restructuring charges totaling $75 million to reflect the cost of these closings and other steps taken. During 1997, the Company initiated certain changes in the size, design, and merchandise offerings of Media Play in an attempt to improve the operating results of this concept. In 1997, after implementing the restructuring programs, the Media Play concept became profitable, on an operating contribution basis, for the first time. The improvement efforts are continuing during 1998. There can be no assurance that these efforts will be successful. Although the Company's operating results improved in fiscal 1997, there can be no assurance that such results will continue. There can also be no assurance that a deterioration in economic conditions would not adversely affect the Company's business.

    GROWTH THROUGH NEW STORES OPENINGS; AVAILABILITY OF CAPITAL FOR STORE
     EXPANSION

    The Company may also increase revenues by opening or acquiring stores. The opening of new stores is contingent upon the availability of desirable locations and the negotiation of suitable lease terms, and the acquisition of stores is dependent upon the availability of desirable stores at acceptable prices. Any expansion will depend on business conditions, the availability of desirable sites obtainable on an acceptable economic basis, the ability to attract and retain qualified managers and sales associates and the availability of sufficient capital. There can be no assurance that the Company will be able to open any new stores, or open them on a timely basis, or that they can be operated profitably. To the extent the Company's rate of expansion is slower than historical levels, the Company's sales growth may be adversely affected. In addition, the success of new stores is dependent upon acceptance by customers. During 1997, the Company initiated certain changes in the size, design, and merchandise offerings of Media Play in an attempt to improve operating results. These efforts are continuing during 1998. There can be no assurance that these efforts will be successful.

    In 1998, the Company anticipates spending approximately $20 million to remodel and expand existing stores. The Company expects that substantially all future capital expenditures will be funded by net cash provided by operating activities. The amount of any additional capital needed will depend upon the profitability of the Company's existing stores. There can be no assurance that any needed capital will be available on terms acceptable to the Company. See "Management's Discussion and Analysis of Results of Operations and Financial Condition--Liquidity and Capital Resources."

RISK OF DEPENDENCE ON KEY PERSONNEL

    The Company is dependent on the active participation of certain key personnel, the loss of whom could have a material adverse effect on the Company. The Company has taken certain steps to minimize these risks by executing employment agreements with Messrs. Eugster, Benson, Wachsman and Ross.

CORPORATE STRUCTURE

    MSC is a holding company and does not have any material operations or assets other than its ownership of 100% of the outstanding stock of MGI. MGI holds 100% of the outstanding stock of its subsidiaries. MSC and MGI are dependent on the cash flow of MGI's subsidiaries and distributions from such subsidiaries in order to meet their debt service obligations.

    Any right of MSC and MGI to participate in any distribution of the assets of any of MGI's subsidiaries upon liquidation, reorganization or insolvency of any such subsidiary (and the consequent right of the holders of the Notes to participate in distribution of those assets) will be subject to the prior claims of such subsidiary's creditors.

RISK OF FAILURE TO ACHIEVE YEAR 2000 COMPLIANCE

    The Company has assessed its systems and equipment with respect to Year 2000 compliance and has developed a project plan. Many of the Year 2000 issues, including the processing of credit card transactions, have been addressed. The remaining Year 2000 issues will either be addressed with scheduled system upgrades or through the Company's internal systems development staff. The incremental costs will be charged to expense as incurred and are not expected to have a material impact on the financial position or results of operations of the Company. However, the Company could be adversely impacted if Year 2000 modifications are not properly completed by either the Company or its vendors, banks or any other entity with whom the Company conducts business.

FRAUDULENT TRANSFER CONSIDERATIONS

    Various laws enacted for the protection of creditors may apply to the Company's incurrence of indebtedness in connection with the issuance of the Notes. If a court were to find in a lawsuit by an unpaid creditor or representative of unpaid creditors of the Company that the Company did not receive fair consideration or reasonably equivalent value for incurring such indebtedness or obligation and, at the time of such incurrence, the Company (i) was insolvent, (ii) was rendered insolvent by reason of such incurrence, (iii) was engaged in a business or transaction for which the assets remaining in the Company constituted unreasonably small capital, or (iv) intended to incur or believed it would incur debts beyond its ability to pay such debts as they mature, such court, subject to applicable statutes of limitation, could determine to invalidate, in whole or in part, such indebtedness and obligations as fraudulent conveyances or subordinate such indebtedness and obligations to existing or future creditors of the Company. If a court were to find that the Company satisfied the measures of insolvency described in (i) through (iv) above, such court could avoid a distribution and order that it be returned to the Company or to a fund for the benefit of the Company's creditors. Further, if a court were to find that, at the time the Company granted security interests to or for the benefit of the Banks, the Company did not receive fair consideration or reasonably equivalent value for the grant of such security interests and came within any of the foregoing clauses (i) through (iv), a creditor or representative of creditors could seek to avoid the grant of such security interests. This could result in an event of default with respect to the Revolver Agreement that, under the terms thereof (subject to applicable law), would allow the lenders thereunder to accelerate such debt.

    The measure of insolvency for purposes of the foregoing will vary depending on the law of the jurisdiction being applied. Generally, however, either MSC or MGI would be considered insolvent at a particular time if the sum of its debts was then greater than all of its property at a fair valuation or if the present fair salable value of its assets was then less than the amount that would be required to pay its probable liabilities on its existing debts as they become absolute and matured. On the basis of its financial information, its recent operating history as discussed in "Management's Discussion and Analysis of Results of Operations and Financial Condition," and other factors, the Company believes that, after giving effect to the issuance of the Notes, it is not rendered insolvent, it has sufficient capital for the businesses in which it is engaged and it is able to pay its debts as they mature. There can be no assurance, however, as to what standard a court would apply in making any such determinations.

ABSENCE OF PUBLIC MARKET

    The Notes have no established trading market and may not be widely distributed. The Initial Purchasers have informed the Company that they currently intend to make a market in the Notes to the extent permitted by applicable laws and regulations; however, the Initial Purchasers are not obligated do so and the Initial Purchasers may discontinue market making at any time without notice. In addition, any such market-making activity will be subject to the limits imposed by the Securities Act and the Exchange Act and may be limited during the pendency of the Exchange Offer or any Shelf Registration Statement.

    Although the Old Notes have been accepted for trading on the PORTAL market, the Company does not intend to list the Old Notes or the New Notes on any national securities exchange or stock market. Accordingly, there can be no assurance as to the development of any market or the liquidity of any market that may develop for the Notes. If a market for the Notes does not develop, holders may be unable to resell such securities for an extended period of time, if at all. If a market for the Notes does develop, the price of the Notes may fluctuate and liquidity may be limited. If such a market for the Notes were to exist, the

Notes could trade at prices lower than the initial offering price thereof depending on many factors, including, among others, prevailing interest rates, the market for similar securities, the ability to locate a willing buyer, general economic conditions and the financial condition and performance of, and prospects for, the Company.

    Historically, the market for non-investment grade debt, such as the Notes, has been subject to disruptions that have caused substantial volatility in the prices of such securities. There can be no assurance that the market for the Notes will not be subject to similar disruptions. Any such disruption may have an adverse effect on holders of the Notes.

POSSIBLE INABILITY TO REPURCHASE NOTES UPON A CHANGE OF CONTROL

    In the event of a Change of Control (as defined in the Indenture), the Company will be required to offer to purchase the Notes at 101% of the principal amount thereof plus accrued and unpaid interest and Liquidated Damages thereon, if any, to the date of repurchase. However, the Revolver Agreement prohibits the Company from repurchasing the Notes and also provides that certain change of control events with respect to the Company will constitute a default thereunder. Any future credit agreements or other agreements relating to Senior Debt to which the Company becomes a party may contain similar restrictions and provisions. In the event that a Change of Control occurs at a time when the Company is prohibited from purchasing the Notes, the Company could seek the consent of lenders to the purchase of the Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such consent or repay such borrowings, the Company will remain prohibited from purchasing the Notes by the relevant Senior Debt. In such case, the Company's failure to purchase the tendered Notes would constitute an event of default under the Indenture which would, in turn, constitute a default under the Revolver Agreement and could constitute a default under other Senior Debt. In such circumstances, the subordination provisions in the Indenture would likely restrict payments to the holders of the Notes. Further, no assurance can be given that the Company will have sufficient resources to satisfy its repurchase obligations with respect to the Notes following a Change of Control.

FORWARD-LOOKING STATEMENTS

    The information herein contains forward-looking statements that involve a number of risks and uncertainties. A number of factors could cause actual results, performance, achievements of the Company, or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These factors include, but are not limited to, the competitive environment in the entertainment industry, especially for music and video product, inflation, changes in costs of goods and services, economic conditions in general and in the Company's business, demographic changes, changes in prevailing interest rates and the availability of and terms of financing to fund the anticipated growth of the Company's business, the ability to attract and retain qualified personnel, the significant indebtedness of the Company, changes in the Company's acquisition and capital expenditure plans, and other factors referenced herein and in the Company's filings with the Commission. In addition, such forward-looking statements are necessarily dependent upon assumptions, estimates and dates that may be incorrect or imprecise and involve known and unknown risks, uncertainties and other factors. Accordingly, any forward-looking statements included herein do not purport to be predictions of future events or circumstances and may not be realized. Forward-looking statements can be identified by, among other things, the use of forward-looking terminology such as "believes," "expects," "may," "will," "should," "seeks," "pro forma," "anticipates," "intends" or the negative of any thereof, or other variations thereon or comparable terminology, or by discussions of strategy or intentions. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any such factors or to announce publicly the results of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.

                               THE EXCHANGE OFFER

GENERAL

    Under the Registration Rights Agreement, the Company is obligated (i) to file the Registration Statement of which this Prospectus is a part for a registered exchange offer with respect to an issue of New Notes with terms identical in all material respects to the Old Notes (except that such New Notes will not contain transfer restrictions) within 60 days after the Issue Date and
(ii) to use its best efforts to cause the Registration Statement to be declared effective within 150 days after the Issue Date. For each Old Note surrendered pursuant to the Exchange Offer, the holder of such Old Note will receive a New Note having a principal amount at maturity equal to that of the surrendered Old Note. The Exchange Offer being made hereby if commenced and consummated within such applicable time periods will satisfy those requirements under the Registration Rights Agreement. See "Description of the New Notes--Exchange Offer, Registration Rights."


    Upon the terms and subject to the conditions set forth in this Prospectus and in the Letter of Transmittal (which together constitute the Exchange Offer), the Company will accept for exchange all Old Notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the Expiration Date. The Company will issue New Notes in exchange for an equal principal amount at maturity of outstanding Old Notes accepted in the Exchange Offer. As of the date of this Prospectus, there was outstanding $150,000,000 aggregate principal amount at maturity of Old Notes. This Prospectus, together with the Letters of Transmittal, is being sent to all registered holders as of May 6, 1998.


    The Company shall be deemed to have accepted validly tendered Old Notes when, as and if the Company has given oral or written notice thereof to the Exchange Agent. The Exchange Agent will act as agent for the tendering holders of Old Notes for the purposes of receiving the New Notes from the Company and delivering New Notes to such holders.

    In the event the Exchange Offer is consummated, subject to certain limited exceptions, the Company will not be required to register the Old Notes. In such event, holders of Old Notes seeking liquidity in their investment would have to rely on exemptions to registration requirements under the U.S. securities laws. See "Risk Factors--Consequences of Failure to Exchange."

EXPIRATION DATE; EXTENSIONS; AMENDMENTS


    The term "Expiration Date" shall mean June 5, 1998, unless the Company, in its sole discretion, extends the Exchange Offer, in which case the term 'Expiration Date" shall mean the latest date to which the Exchange Offer is extended. In order to extend the Expiration Date, the Company will notify the Exchange Agent of any extension by oral or written notice and will mail to the record holders of Old Notes an announcement thereof, each prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Such announcement may state that the Company is extending the Exchange Offer for a specified period of time.


    The Company reserves the right (i) to delay accepting any Old Notes, to extend the Exchange Offer or to terminate the Exchange Offer and not accept Old Notes not previously accepted if any of the conditions set forth herein under shall have occurred and shall not have been waived by the Company (see the subcaption "Conditions for Exchange", below), by giving oral or written notice of such delay, extension or termination to the Exchange Agent or (ii) to amend the terms of the Exchange Offer in any manner deemed by it to be advantageous to the holders of the Old Notes. Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice thereof. If the Exchange Offer is amended in a manner determined by the Company to constitute a material change, the Company will promptly disclose such amendment in a manner reasonably calculated to inform the holders of the Old Notes of such amendment and the Company will extend the Exchange Offer for a period of five to ten business days, depending upon the significance of the amendment and the manner of disclosure to holders of the Old Notes, if the Exchange Offer would otherwise expire during such five to ten business day period.

    Without limiting the manner in which the Company may choose to make public announcement of any delay, extension, amendment or termination of the Exchange Offer, the Company shall have no obligations to publish, advertise, or otherwise communicate any such public announcement, other than by making a timely release to an appropriate news agency.

    NO VOTE OF SECURITY HOLDERS IS REQUIRED UNDER APPLICABLE LAW TO EFFECT THE EXCHANGE OFFER AND NO SUCH VOTE (OR PROXY THEREFOR) IS BEING REQUESTED BY MEANS OF THIS PROSPECTUS OR OTHERWISE.

    Holders of Old Notes do not have any appraisal or dissenters' rights in connection with the Exchange Offer under the Delaware General Corporation Law, the law of the state of incorporation of the Issuer and the Guarantor.

CONTINUING REGISTRATION RIGHTS


    If (a) the Exchange Offer is not consummated before June 17, 1998 (the "Completion Deadline") or (b) a holder of Old Notes advises the Company within twenty (20) business days following the Completion Deadline that (i) such holder was prohibited by law from participating in the Exchange Offer, (ii) such holder may not resell New Notes acquired in the Exchange Offer without delivery of a prospectus other than this Prospectus, or (iii) such holder is an Initial Purchaser or otherwise acquired Old Notes directly from the Company or an affiliate of the Company, then the Company will, at its expense, (x) within 60 days, file a shelf registration statement covering resales of the Old Notes (a "Shelf Registration Statement"), (y) use its best efforts to cause a Shelf Registration Statement to be declared effective under the Securities Act within 90 days after filing and (z) keep the Shelf Registration Statement effective until the earlier of 24 months following the Issue Date or such time as all of the Old Notes have been sold thereunder, or otherwise can be sold pursuant to Rule 144 without any limitations under clauses (c), (e), (f) and (h) of Rule
144. In the event a Shelf Registration Statement is filed, the Company will (i) provide to each holder for whom such Shelf Registration Statement was filed, copies of the prospectus which is a part of such Shelf Registration Statement,
(ii) notify each such holder when such Shelf Registration Statement has become effective, and (iii) take certain other actions as are required to permit unrestricted resales of the Old Notes. A holder selling Old Notes pursuant to the Shelf Registration Statement generally will be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales, and will be bound by the provisions of the Registration Rights Agreement which are applicable to such a holder (including certain indemnification obligations).


PROCEDURES FOR TENDERING


    To tender in the Exchange Offer, a holder must complete, sign and date the Letter of Transmittal or a facsimile thereof, have the signatures thereon guaranteed if required by such Letter of Transmittal, and mail or otherwise deliver such Letter of Transmittal or such facsimile, together with any other required documents, to the Exchange Agent prior to 5:00 p.m. New York City time, on the Expiration Date. In addition, either (i) certificates for such tendered Old Notes must be received by the Exchange Agent along with the Letter of Transmittal, (ii) a timely confirmation of a book-entry transfer (a "Book-Entry Confirmation") of such Old Notes, if such procedure is available, into the Exchange Agent's account at the Depository Trust Company (the "Book-Entry Transfer Facility") pursuant to the procedure for book-entry transfer described below, must be received by the Exchange Agent prior to the Expiration Date or
(iii) the holder must comply with the guaranteed delivery procedures described below. THE METHOD OF DELIVERY OF OLD NOTES, LETTERS OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE ELECTION AND RISK OF THE HOLDERS. IF SUCH DELIVERY IS BY

MAIL, IT IS RECOMMENDED THAT REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, BE USED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY. NO LETTERS OF TRANSMITTAL OR OLD NOTES SHOULD BE SENT TO THE COMPANY. To be tendered effectively, the Old Notes, the Letter of Transmittal and all other required documents must be received by the appropriate Exchange Agent prior to 5:00 p.m., New York City time, on the Expiration Date. Delivery of all documents must be made to the appropriate Exchange Agent at the addresses set forth herein. Holders may also request their respective brokers, dealers, commercial banks, trust companies or nominees to effect such tender for such holders.


    The tender by a holder of Old Notes will constitute an agreement between such holder and the Company in accordance with the terms and subject to the conditions set forth therein and in the Letter of Transmittal.

    Only a holder of Old Notes may tender such Old Notes in the Exchange Offer. The term "holder" with respect to the Exchange Offer means any person in whose name Old Notes are registered on the books of the Company or any other person who has obtained a properly completed bond power from the registered holder.

    Any beneficial owner whose Old Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender shall contact such registered holder promptly and instruct such registered holder to tender on his behalf. If such beneficial owner wishes to tender on his own behalf, such beneficial owner must, prior to completing and executing the Letter of Transmittal and delivering his Old Notes, either make appropriate arrangements to register ownership of the Old Notes in such owner's name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

    Signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed by any member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the U.S. (an "Eligible Institution") unless the Old Notes tendered pursuant thereto are tendered (i) by a registered holder who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution. In the event that signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guarantee must be by an Eligible Institution.

    If the Letter of Transmittal is signed by a person other than the registered holder of any Old Notes listed therein, such Old Notes must be endorsed or accompanied by bond powers, and a proxy which authorizes such person to tender the Old Notes on behalf of the registered holder, in each case as the name of the registered holder or holders appears on the Old Notes.

    If the Letter of Transmittal of any Old Notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such person should so indicate when signing, and unless waived by the Company, evidence satisfactory to the Company of their authority to so act must be submitted with the Letter of Transmittal.

    All questions as the validity, form, eligibility (including time of receipt) and withdrawal of the tendered Old Notes will be determined by the Company in its sole discretion, which determination will be final and binding. The Company reserves the absolute right to reject any and all Old Notes not properly tendered or any Old Notes which, if accepted by the Company, would, in the opinion of counsel for the Company, be unlawful. The Company also reserves the right to waive any irregularities or conditions of tender as to particular Old Notes. The Company's interpretation of the terms and conditions of the Exchange Offer (including the instructions in the Letters of Transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Old Notes must be cured within such time as the Company shall determine. None of the Company, the Exchange Agent, or any other person shall be under any duty to give notification of defects or irregularities with respect to tenders of Old Notes, nor shall any of them incur any liability for failure to give such notification. Tenders of Old Notes will not be deemed to have been made until such irregularities have been cured or waived. Any Old Notes received by the Exchange Agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned without cost to such holder by the Exchange Agent to the tendering holders of such Old Notes, unless otherwise provided in the Letter of Transmittal, as soon as practicable following the Expiration Date.

    In addition, the Company reserves the right in its sole discretion, subject to the provisions of the Indenture, to (i) purchase or make offers for any Old Notes that remain outstanding subsequent to the Expiration Date or, (see the subcaption "Conditions for Exchange", below), to terminate the Exchange Offer in accordance with the terms of the Registration Rights Agreement and (ii) to the extent permitted by applicable law and the Indenture, purchase Old Notes in the open market, in privately negotiated transactions or otherwise, before, during, and after the Exchange Offer. The terms of any such purchase or offers could differ from the terms of the Exchange Offer.

    By tendering, each holder will represent to the Company that (i) it is not an affiliate of the Company (as defined under Rule 405 of the Securities Act),
(ii) any New Notes to be received by it were acquired in the ordinary course of its business and (iii) at the time of commencement of the Exchange Offer, it was not engaged in, and did not intend to engage in, a distribution of such New Notes and had no arrangement or understanding with any person to participate in a distribution (within the meaning of the Securities Act) of the New Notes. If a holder of Old Notes is an affiliate of the Company, and is engaged in or intends to engage in a distribution of the New Notes or has any arrangement or understanding with respect to the distribution of the New Notes to be acquired pursuant to the Exchange offer, such holder cannot rely on the applicable interpretations of the staff of the Commission and must comply with the registration and prospectus delivery requirement of the Securities Act in connection with any secondary resale transaction. Each broker or dealer that receives New Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such broker or dealer as a result of market-making activities, or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. See "Plan of Distribution."

ACCEPTANCE OF OLD NOTES FOR EXCHANGE; DELIVERY OF NEW NOTES

    Upon satisfaction or waiver of all of the conditions to the Exchange Offer, the Company will accept, promptly after the Expiration Date, all Old Notes properly tendered and will issue the New Notes promptly after acceptance of the Old Notes. For purposes of the Exchange Offer, the Company shall be deemed to have accepted validly tendered Old Notes for exchange when, as and if the Company has given oral or written notice thereof to the Exchange Agent.

    For each Old Note for exchanged, the holder of such Old Note will receive a New Note having a principal amount at maturity equal to that of the surrendered Old Note.


    If (i) by June 17, 1998 (the Completion Deadline), the Exchange Offer is not consummated, or (ii) a Shelf Registration Statement is not filed and declared effective within the time frame required, if a Shelf Registration Statement is required to be filed, or (iii) after either the Exchange Offer Registration Statement or the Shelf Registration Statement is declared effective, such Registration Statement thereafter ceases to be effective or usable (subject to certain exceptions) in connection with resales of Old Notes or New Notes, as applicable, in accordance with and during the periods specified in the Registration Rights Agreement (each such event referred to in clauses (i) through (iii) a "Registration Default"), Liquidated Damages will accrue or accumulate on the applicable Old Notes and New Notes, from and including the date on which any such Registration Default shall occur to but excluding the date on which all Registration

Defaults have been cured, at the rate of $.05 per week per $1,000 in principal amount of New Notes or Old Notes affected by such Registration Default for the first 90-day period immediately following the occurrence of such Registration Default. The amount of Liquidated Damages shall increase by an additional $.05 per week per $1,000 for each subsequent 90-day period until all Registration Defaults have been cured, up to a maximum of $.50 per week per $1,000. Such Liquidated Damages will be payable in cash and will be in addition to any other interest payable with respect to the Old Notes and the New Notes. No holder of New Notes or Old Notes shall be entitled to any Liquidated Damages if such holder has failed to provide the Company with the information required by applicable regulations of the Commission to be included with respect to such holder in the Registration Statement and Prospectus pursuant to which the holder seeks to sell his Old Notes or New Notes.

    In all cases, issuance of New Notes for Old Notes that are accepted for exchange pursuant to the Exchange Offer will be made only after timely receipt by the Exchange Agent of certificates for such Old Notes or a timely Book-Entry Confirmation of such Old Notes into the Exchange Agent's account at the Book-Entry Transfer Facility, a properly completed and duly executed Letter of Transmittal and all other required documents. If any tendered Old Notes are not accepted for any reason set forth in the terms and conditions of the Exchange Offer or if Old Notes are submitted for a greater principal amount than the holder desires to exchange, such unaccepted or nonexchanged Old Notes will be returned without expense to the tendering holder thereof (or, in the case of Old Notes tendered by book-entry transfer procedures described below, such nonexchanged Old Notes will be credited to an account maintained with such Book-Entry Transfer Facility) as promptly as practicable after the expiration or termination of the Exchange Offer.

BOOK-ENTRY TRANSFER

    The Exchange Agent will establish an account with respect to the Old Notes, respectively, at the Book-Entry Transfer facility for purposes of the Exchange Offer within two business days after the date of the Prospectus. Any financial institution that is a participant in the Book-Entry Transfer Facility's systems may make book-entry delivery of Old Notes by causing the Book-Entry Transfer Facility to transfer such Old Notes into the Exchange Agent's account at the Book-Entry Transfer Facility in accordance with such Book-Entry Transfer Facility's procedures for transfer. Although delivery of Old Notes may be effected through book-entry transfer at the Book-Entry Transfer Facility, the Letter of Transmittal or facsimile thereof with any required signature guarantees and any other required documents must, in any case, be transmitted to and received by the Exchange Agent on or prior to the Expiration Date, or the guaranteed delivery procedures described below must be complied with.

GUARANTEED DELIVERY PROCEDURES

    If a registered holder of the Old Notes desires to tender such Old Notes, but the Old Notes are not immediately available, or time will not permit such holder's Old Notes or other required documents to reach the Exchange Agent before the Expiration Date, or the procedures for book-entry transfer cannot be completed on a timely basis, a tender may be effected if (i) the tender is made through an Eligible Institution, (ii) prior to the Expiration Date, the Exchange Agent receives from such Eligible Institution a properly completed and duly executed Letter of Transmittal (or a facsimile thereof) and Notice of Guaranteed Delivery, substantially in the form provided by the Company (by facsimile transmission, mail or hand delivery), setting forth the name and address of the holder of such Old Notes and the amount of Old Notes tendered, stating that the tender is being made thereby and guaranteeing that within five (5) business days after the date of execution of the Notice of Guaranteed Delivery, the certificates for all physically tendered Old Notes, in proper form to transfer, or a Book-Entry Confirmation, as the case may be, and any other documents required by the Letter of Transmittal will be deposited by the Eligible Institution with the appropriate Exchange Agent and (iii) the certificate for all physically tendered Old Notes, in proper form for transfer, or a Book-Entry Confirmation, as the case may be, and all other documents required by the Letter of Transmittal are received by the Exchange Agent within five (5) business days after the date of execution of the Notice of Guaranteed Delivery.

WITHDRAWAL OF TENDERS


    Tenders of Old Notes may be withdrawn at any time prior to 5:00 p.m. New York City time, on the Expiration Date. For a withdrawal to be effective, a written notice of withdrawal must be received by the Exchange Agent prior to 5:00 p.m. New York City time on the Expiration Date. Any such notice of withdrawal must specify the name of the person having tendered the Old Notes to be withdrawn, identify the Old Notes to be withdrawn (including the principal amount of such Old Notes and (where certificates for Old Notes have been transmitted) specify the name in which such Old Notes are registered, if different from that of the withdrawing holder. If certificates for the Old Notes have been delivered or otherwise identified to the Exchange Agent, then, prior to the release of such certificates, the withdrawing holder must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an Eligible Institution, unless such holder is an Eligible Institution. If Old Notes have been tendered pursuant to the procedures of book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Old Notes and must otherwise comply with the procedures of such facility. All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by the Company, whose determination shall be final and binding on all parties. Any Old Notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the Exchange Offer. Any Old Notes which have been tendered for exchange but which are not exchanged for any reason will be returned to the holder thereof without cost to such holder (or, in the case of Old Notes tendered by book-entry transfer into the Exchange Agent's account at the Book-Entry Transfer Facility pursuant to the book-entry transfer procedures described above, such Old Notes will be credited to an account maintained with such Book-Entry Transfer Facility for the Old Notes) as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn Old Notes may be retendered by following one of the procedures described under the subcaption "Procedures for Tendering" above at any time on or prior to the Expiration Date.


CONDITIONS FOR EXCHANGE

    Notwithstanding any other term of the Exchange Offer, the Company will not be required to accept for exchange, or to issue New Notes in exchange for, any Old Notes and may terminate or amend the Exchange Offer as provided herein before the acceptance of such Old Notes, if because of any changes in law, or applicable interpretations thereof by the Commission, the Company determines that it is not permitted to effect the Exchange Offer. In addition, the Company has no obligation to, and will not knowingly, accept tenders of Old Notes from affiliates of the Company (within the meaning of Rule 405 under the Securities
Act) or from any other holder or holders who are not eligible to participate in the Exchange Offer under applicable law or interpretations thereof by the Commission, or if the New Notes to be received by such holder or holders of Old Notes in the Exchange Offer, upon receipt, will not be tradeable by such holder without restriction under the Securities Act and the Exchange Act and without material restriction under the "blue sky" or securities law of substantially all of the states.

EXCHANGE AGENT

    Bank One, N.A. has been appointed as Exchange Agent in connection with the Exchange Offer. Questions and requests for assistance in connection with the Exchange Offer and requests for additional copies of this Prospectus or of the Letter of Transmittal should be directed to the Exchange Agent addressed as follows:

                        By Registered or Certified Mail;
                        By Overnight Courier; or By Hand:
                        235 West Schrock Road
                        Westerville, Ohio 43081
                        Attention:  Corporate Trust Operations
                        By Facsimile:  (614) 248-5088
                        Telephone:  (800) 346-5153

FEES AND EXPENSES

    The expenses to be incurred in connection with the Exchange Offer will be paid by the Company, including fees and expenses of each Exchange Agent, the Trustee (as hereinafter defined), the Transfer Agent (as hereinafter defined) and accounting, legal printing and related fees and expenses.

    The expenses of soliciting tenders pursuant to the Exchange Offer will also be borne by the Company. The principal solicitation for tender pursuant to the Exchange Offer is being made by mail; however, additional solicitations may be made by telegraph, telephone, telecopy or in person by officers and regular employees of the Company.

    The Company will not make any payments to brokers, dealers or other persons soliciting acceptances of the Exchange Offer. The Company, however, will pay each Exchange Agent reasonable and customary fees for its services and will reimburse the Exchange Agent for its reasonable out-of-pocket expenses in connection therewith. The Company may also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of the Prospectus and related documents to the beneficial owners of the Old Notes, and in handling or forwarding tenders for exchange.

    The Company will pay all transfer taxes, if any, applicable to the exchange of Old Notes pursuant to the Exchange Offer. If, however, certificates representing New Notes or Old Notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be registered or issued in the name of, any person other than the registered holder of the Old Notes tendered, or if tendered Old Notes are registered in the name of any person other than the person signing the Letter of Transmittal, or if a transfer tax is imposed for any reason other than exchange of Old Notes pursuant to the Exchange Offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the Letter of Transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

ACCOUNTING TREATMENT


    The New will be recorded in the Company's accounting records at the same carrying values as the Old Notes, respectively, as reflected in the Company's accounting records on the date of the exchange. Accordingly, no gain or loss for accounting purposes will be recognized upon the consummation of the Exchange Offer. The expense of the Exchange Offer will be amortized by the Company over the term of the New Notes in accordance with generally accepted accounting principles.

                                USE OF PROCEEDS

    The Company will not receive any proceeds from the issuance of the New Notes offered hereby. In consideration for issuing the New Notes as contemplated in this Prospectus, the Company will receive in exchange Old Notes in like principal amount, the term and form of which are identical in all material respects to the New Notes. The Old Notes surrendered in exchange for New Notes will be retired and cancelled and cannot be reissued. Accordingly, issuance of the New Notes will not result in any increase in the indebtedness of the Company. The net proceeds to the Company from the sale of the Old Notes (after deducting discounts and commissions and estimated expenses of the Offering) were approximately $144.3 million. The Company used such net proceeds to repay (i) $112.2 million under the Credit Facility; and (ii) $32.1 million of mortgage notes payable pertaining to the financing of the Franklin distribution center and three Media Play stores (the "Mortgage Notes Payable"). After the paydown on the Credit Facility, the combined aggregate available commitments under the Credit Facility were reduced from $295.0 million to $182.0 million. As long as indebtedness of $50.0 million is outstanding under the Term Loan Agreement, the aggregate borrowings available under the Revolver Agreement will be $132.0 million. If the indebtedness under the Term Loan Agreement is paid when due, or prepaid, the aggregate borrowings available under the Revolver Agreement will be $182.0 million. The weighted average interest rate under the Revolver Agreement for 1997 was 8.0%. As of December 31, 1997, the interest rate under the Term Loan Agreement was 8.13%. See "Description of Existing Financing Arrangements." The interest rates on the Mortgage Notes Payable as of December 31, 1997 ranged from 8.24% to 8.37%. The Mortgage Notes Payable matured in March 1999 and May 2000. See "Management's Discussion and Analysis of Results of Operations and Financial Condition--Liquidity and Capital Resources--Financing Activities."

                                 CAPITALIZATION

    The following table, which should be read in conjunction with the Consolidated Financial Statements of the Company and related notes included elsewhere in this Prospectus, sets forth the capitalization of the Company as of December 31, 1997 and as adjusted to reflect the issuance of the Notes. See "Use of Proceeds."

                                                                                              DECEMBER 31, 1997
                                                                                           -----------------------
                                                                                             ACTUAL    AS ADJUSTED
                                                                                           ----------  -----------
                                                                                               (IN THOUSANDS)
Cash and cash equivalents(1)(2)..........................................................  $    3,942   $ 115,326
                                                                                           ----------  -----------
                                                                                           ----------  -----------
Long-term debt (including current maturities):
  Revolver...............................................................................  $   --       $  --    (1)
  Term Loan..............................................................................      50,000      50,000
  Mortgage Notes Payable.................................................................      33,087      --
  9% Senior Subordinated Notes due 2003..................................................     110,000     110,000
  9 7/8% Senior Subordinated Notes due 2008..............................................      --         148,817(3)
                                                                                           ----------  -----------
    Total long-term debt.................................................................     193,087     308,817
                                                                                           ----------  -----------
Stockholders' equity:
  Preferred stock........................................................................      --          --
  Common stock...........................................................................         344         344
  Additional paid-in capital.............................................................     255,075     255,075
  Accumulated deficit....................................................................    (224,678)   (224,678)
  Deferred compensation..................................................................      (6,998)     (6,998)
  Common stock subscriptions.............................................................      (4,973)     (4,973)
                                                                                           ----------  -----------
    Total stockholders' equity...........................................................      18,770      18,770
                                                                                           ----------  -----------
      Total capitalization...............................................................  $  211,857   $ 327,587
                                                                                           ----------  -----------
                                                                                           ----------  -----------

------------------------

(1) At December 31, 1997, there were no borrowings under the Revolver Agreement. Borrowings under the Revolver Agreement at March 1, 1998 were $146.0 million. Assuming the Offering of the Old Notes had closed on March 1, 1998, the Company would have used $112.2 million of net proceeds from such Offering and $0.8 million of cash to repay borrowings under the Revolver Agreement.

(2) At December 31, 1997, outstanding checks in excess of cash balances of $12.1 million were included in accounts payable. Cash and cash equivalents, as adjusted to give effect to the Offering of the Old Notes and the application of the net proceeds therefrom, do not reflect the reduction of $12.1 million for the outstanding checks in excess of cash balances that would not have been included in accounts payable had the actual net amount of cash and cash equivalents at December 31, 1997 exceeded this amount.

(3) The Old Notes were issued with original issue discount of $1.2 million which will be amortized as noncash interest expense over the term of the Notes.

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

    The following table sets forth selected consolidated financial data for the years indicated. This information should be read in conjunction with the Consolidated Financial Statements and related notes appearing elsewhere herein and "Management's Discussion and Analysis of Results of Operations and Financial Condition."

                                                                YEARS ENDED DECEMBER 31,
                                          ---------------------------------------------------------------------
                                             1993          1994           1995           1996          1997
                                          -----------   -----------   ------------   ------------   -----------
                                                                 (DOLLARS IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Sales...................................  $ 1,181,658   $ 1,478,842   $  1,722,572   $  1,821,594   $ 1,768,312
Cost of sales...........................      710,707       936,643      1,116,502      1,209,835     1,153,483
Gross profit............................      470,951       542,199        606,070        611,759       614,829
Selling, general and administrative
  expenses..............................      365,311       450,919        525,213        576,658       529,427
Depreciation and amortization...........       29,057        37,243         45,531         44,819        39,411
Goodwill write-down(1)..................      --            --             138,000         95,253       --
Restructuring charges(2)................      --            --             --              75,000       --
Operating income (loss).................       76,583        54,037       (102,674)      (179,971)       45,991
Interest expense........................       19,831        19,555         27,881         32,967        31,720
Earnings (loss) before income taxes and
  extraordinary charge..................       56,752        34,482       (130,555)      (212,938)       14,271
Income taxes............................       25,400        17,100          5,195        (19,200)          300
Earnings (loss) before extraordinary
  charge(3).............................       31,352        17,382       (135,750)      (193,738)       13,971
Ratio of earnings to fixed charges(4)...         2.05x         1.56x       --             --               1.17x
Pro forma ratio of earnings to fixed
  charges(5)............................                                                                   1.11
STATEMENT OF CASH FLOWS DATA:
Net cash provided by (used in) operating
  activities............................  $    61,662   $    71,462   $    (56,227)  $     16,689   $    74,613
Net cash used in investing activities...      (77,139)     (109,608)       (87,014)        (6,376)      (10,940)
Net cash provided by (used in) financing
  activities............................       95,159       (19,042)       106,634        149,692      (221,707)
OPERATING DATA:
EBITDA(6)...............................  $   105,640   $    91,280   $     80,857   $     35,101   $    85,402
EBITDA as a percentage of sales.........          8.9%          6.2%           4.7%           1.9%          4.8%
Comparable store sales increase
  (decrease)(7):
  Mall Stores...........................          4.5%          3.1%          (4.9)%         (1.7)%         4.7%
  Superstores...........................         27.6          33.3            4.8            2.0           4.1
    Total(8)............................          4.6           4.6           (3.2)          (0.6)          4.5
BALANCE SHEET DATA (AT END OF YEAR):
Cash and cash equivalents(9)............  $    95,766   $    38,578   $      1,971   $    161,976   $     3,942
Total assets............................      905,682     1,079,632        996,957        996,915       733,895
Long-term debt, including current
  maturities............................      135,000       110,000        163,000        396,599       193,087
Stockholders' equity(1)(2)..............      322,594       340,276        195,811          2,619        18,770
STORE DATA (AT END OF YEAR):
Total store square footage (in
  millions).............................          4.9           7.2            9.9            9.5           8.3
Store count:
  Music stores..........................          875           869            820            777           713
  Suncoast stores.......................          320           378            412            422           409
  Media Play stores.....................           13            46             89             87            68
  On Cue stores.........................           32            77            153            158           157
  United Kingdom and other stores.......           11            16             22             22            16
                                          -----------   -----------   ------------   ------------   -----------
    Total...............................        1,251         1,386          1,496          1,466         1,363
                                          -----------   -----------   ------------   ------------   -----------
                                          -----------   -----------   ------------   ------------   -----------

--------------------------
(1) The goodwill write-downs were taken following evaluations of goodwill for impairment because of sales declines experienced by the music stores during 1995 and 1996. See Note 2 of Notes to Consolidated Financial Statements.

(2) The restructuring charges were recorded during 1996 for the estimated cost of closing the Company's distribution facility in Minneapolis, Minnesota and 114 underperforming stores. See Note 3 of Notes to Consolidated Statements.

(3) Amounts for the year ended December 31, 1993 are before an extraordinary charge from early redemption of debt, net of income tax benefit, of $3.9 million. Net earnings for the year ended December 31, 1993 were $27.5 million.

(4) Ratio of earnings to fixed charges is computed by dividing (x) pre-tax earnings before extraordinary charge and before fixed charges by (y) fixed charges (consisting of cash interest expense on debt, amortization of debt issuance costs and deferred financing credits plus one-third of total rent expense exclusive of contingent rentals, the portion considered to be representative of the interest factor). For the years ended December 31, 1995 and 1996, earnings (loss) before fixed charges were insufficient to cover fixed charges by $130.6 million and $212.9 million, respectively.

(5) On a pro forma basis, after giving effect to the Offering.

(6) EBITDA represents earnings (loss) before extraordinary charge plus, interest expense, income taxes, depreciation and amortization, goodwill write-down and restructuring charges. While EBITDA should not be construed as a substitute for income from operations, net earnings or cash flows from operating activities (as defined by generally accepted accounting principles) in analyzing the Company's operating performance, financial position or cash flows, the Company has included EBITDA because it is commonly used by certain investors and analysts to analyze and compare companies on the basis of operating performance, leverage and liquidity and to determine a company's ability to service debt. In addition, the method of calculating EBITDA set forth above may be different from calculations of EBITDA employed by other companies and, accordingly, may not be directly comparable to such other calculations.

(7) Comparable store sales percentages are computed for stores open for a full year during each year.

(8) The totals include United Kingdom and other stores.

(9) At December 31, 1994, 1995 and 1997, outstanding checks in excess of cash balances of $5.9 million, $69.3 million and $12.1 million, respectively, were included in current liabilities.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
                       OPERATIONS AND FINANCIAL CONDITION

GENERAL

    Beginning in 1995, the Company's financial results began to deteriorate as a result of: (i) aggressive expansion of product offerings and new store openings by most of the Company's non-mall competitors; (ii) severe price discounting of music products by certain non-mall competitors; (iii) a lack of strong selling hits in the music industry, which depressed sales throughout the industry; and
(iv) the Company's own rapid expansion of Media Play stores in response to encouraging initial results. In 1996 management initiated restructuring programs designed to improve the Company's cash flow and profitability. The major components of the restructuring programs included: (i) closing 114 underperforming stores, which in the last full year of their operations lost an aggregate of $17.7 million on an operating contribution basis; (ii) closing one of the Company's two distribution centers, which reduced the Company's working capital investment by approximately $20 million and contributed to a $6.9 million reduction in distribution costs in 1997; and (iii) improving inventory management techniques, which increased the Company's inventory turnover from 1.8 times during 1996 to 2.1 times during 1997. Inventory levels at year-end 1997 were $55.8 million below those of the prior year with approximately $30 million of the reduction due to store closings and the remainder attributable to distribution efficiencies and improved inventory management. The Company reduced Media Play advertising expense by $7.9 million in 1997 from the prior year as a result of closing stores in entire markets and the introduction of a less costly, but more targeted, program of newspaper advertising inserts. In addition, in 1997 the Company began to benefit from positive trends in the music retailing industry, including a retreat from severe price discounting and an increase in unit sales. As a result, the Company's EBITDA increased from $35.1 million in 1996 to $85.4 million in 1997, and comparable store sales improved from a decrease of 0.6% in 1996 to an increase of 4.5% in 1997.

    In the first quarter of 1997, the Company's largest vendors and a substantial majority of its remaining vendors agreed to temporarily defer existing trade payables and provide continued product supply, subject to payment terms reduced to ten days or less on new purchases. The Company completed repayment of the deferred trade payables during the fourth quarter of 1997. The Company also obtained an amendment to its Revolver Agreement in June 1997 that modified and provided additional flexibility in financial covenants and allowed the $50 million Term Loan. The Company previously obtained waivers of certain financial covenants and technical defaults under the Revolver Agreement that had been extended to allow for adequate time to complete all of the necessary financing agreements and related amendments. See "--Liquidity and Capital Resources."

RESULTS OF OPERATIONS

    The following table presents certain sales and store data for Mall Stores, Superstores and in total for the Company for the last three years. Because both Mall Stores and Superstores are supported by centralized corporate services and have similar economic characteristics, products, customers and retail distribution methods, the stores are reported as one industry segment.

                                                        YEARS ENDED DECEMBER 31,
                                               -------------------------------------------
                                                  1995            1996            1997
                                               -----------     -----------     -----------
                                                (DOLLARS AND SQUARE FOOTAGE IN MILLIONS)
SALES:
  Mall Stores................................  $   1,187.0     $   1,160.0     $   1,165.0
  Superstores................................        516.7           643.8           589.5
    Total(1).................................      1,722.6         1,821.6         1,768.3
PERCENTAGE CHANGE FROM PRIOR YEAR:
  Mall Stores................................         (2.5)%          (2.3)%           0.4%
  Superstores................................        108.5            24.6            (8.4)
    Total(1).................................         16.5             5.7            (2.9)
COMPARABLE STORE SALES CHANGE FROM PRIOR
  YEAR:
  Mall Stores................................         (4.9)%          (1.7)%           4.7%
  Superstores................................          4.8             2.0             4.1
    Total(1).................................         (3.2)           (0.6)            4.5
NUMBER OF STORES OPEN AT YEAR END:
  Mall Stores................................        1,232           1,199           1,122
  Superstores................................          242             245             225
    Total(1).................................        1,496           1,466           1,363
TOTAL STORE SQUARE FOOTAGE AT YEAR END:
  Mall Stores................................          4.5             4.3             4.0
  Superstores................................          5.3             5.2             4.2
    Total(1).................................          9.9             9.5             8.3

------------------------

(1) The totals include United Kingdom and other stores.

    SALES. Comparable store sales in 1996 were adversely impacted by the lack of strong product releases in music and video and the challenging retail sales environment. Sales from new Superstores and comparable store sales increases in Superstores open for one year or more accounted for most of the increases in total sales in 1996.

    Comparable store sales growth in 1997 was led by significant gains in music, driven by strong sales of new releases. Gains were also achieved in educational toys, apparel and video games. These gains were partially offset by flat comparable store sales in video and a decline in book sales, due in part to a reduction in the number of book titles offered by the Superstores. Comparable store sales in video were slowed by the lack of depth in new releases other than strong sales of the Star Wars Trilogy Special Edition video set released during the third quarter of 1997. The Company benefited from a less competitive environment due to the closing of stores by certain mall competitors and less near or below cost pricing of music product by certain non-mall competitors. The reductions in total sales in 1997 resulted from the decreased store count and square footage from closing stores.

    The following table shows the comparable store sales percentage increase (decrease) attributable to the Company's two principal product categories for the last three years.

                                               YEARS ENDED DECEMBER 31,
                                          ----------------------------------
                                            1995         1996         1997
                                          --------     --------     --------
Music...................................      (6.9)%        0.9%        7.5%
Video...................................       4.7         (0.8)       0.2

    The Company's DVD sales in 1997, the year of DVD introduction, were 1.8% of total video sales. DVD sales accelerated in the months of December 1997 and January 1998 to 3.4% and 8.2%, respectively, of total video sales. Sales of DVD are expected to continue to build during 1998. See "Risk Factors--Risk from New Technologies" and "Business--Products--Video."

    COMPONENTS OF EARNINGS. The following table sets forth certain operating results as a percentage of sales for the last three years.

                                                                       YEARS ENDED DECEMBER 31,
                                                                    -------------------------------
                                                                      1995       1996       1997
                                                                    ---------  ---------  ---------
Sales.............................................................      100.0%     100.0%     100.0%
Gross profit......................................................       35.2       33.6       34.8
Selling, general and administrative expenses......................       30.5       31.7       29.9
Operating income before depreciation, amortization and
  restructuring charges...........................................        4.7        1.9        4.8
Operating income (loss)...........................................       (6.0)      (9.9)       2.6

    GROSS PROFIT. In 1996, the increase in sales from the lower margin Superstores relative to total Company sales lowered total Company gross margin by 0.5%. An increase in inventory shrinkage negatively impacted gross margin by 0.4%. The balance of the gross margin decrease in 1996 was primarily attributable to increased promotional pricing in both Mall Stores and Superstores and lower prices in Mall Stores in 1996 as compared to 1995.

    Approximately 1.3% of the gross margin improvement in 1997 was attributable to price increases and less promotional pricing. The proportion of sales from the lower margin Superstores relative to total sales decreased during 1997 due to store closings and resulted in an improvement in total Company gross margin of 0.3%. An increase in inventory shrinkage reduced gross margin by 0.4%.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. The decrease in selling, general and administrative expenses in 1997 compared with 1996 was primarily due to store closings, a reduction in advertising and efficiencies gained from the consolidation of the Company's distribution facilities into a single facility in 1997. The Company's distribution facility in Franklin, Indiana has more than double the combined capacity of the Company's former facilities in Minneapolis, Minnesota and Edison, New Jersey. The Minneapolis facility closed in January 1997 while the Edison facility closed in May 1995. The Company incurred expenses related to the consolidation of approximately $1.6 million and $1.5 million in 1995 and 1996, respectively. Because of the Company's limited store expansion in 1996 and 1997, costs incurred related to store openings were approximately $4 million in 1996 and were minimal in 1997 compared with $13 million in 1995.

    Financial and legal advisory services and related expenses, most of which were incurred in conjunction with obtaining amendments to the Company's Revolver Agreement, totaled approximately $3.8 million in 1996 and $2.9 million in 1997. Selling, general and administrative expenses in 1995 are net of nonrecurring items consisting of income of $8.8 million from the termination of certain service and business development agreements and a charge of $5.4 million for the closing of 35 mall based Sam Goody stores.

    The higher expense rate in 1996 compared with 1997 and 1995 was attributable to the effect of the unusual items previously discussed and the negative impact of fixed costs, principally occupancy costs, in both underperforming existing stores and new Media Play stores opened in 1995 and 1996. Many of these underperforming stores were closed under the Company's restructuring programs. See "--Restructuring Charges." The decrease in selling, general and administrative expenses as a percentage of sales in 1997 was mainly due to the cost savings discussed above. The comparable store sales gains in 1997 also contributed to the rate improvements.

    DEPRECIATION AND AMORTIZATION. The goodwill write-downs in 1995 and 1996 eliminated goodwill amortization in 1997 while goodwill amortization was $5.8 million, or $0.17 per share, in 1995 and $3.0 million, or $0.09 per share, in 1996. Other depreciation and amortization was $39.7 million, $41.8 million and $39.4 million in 1995, 1996 and 1997, respectively, and primarily related to stores. The increases over the prior years in 1996 and 1997 were attributable to store expansion, net of the decreases related to store closings.

    GOODWILL WRITE-DOWN. In August 1995, the Company recorded a goodwill write-down of $138.0 million, or $4.07 per share, for the year ended December 31, 1995. An additional goodwill write-down of $95.3 million, or $2.85 per share, was recorded in December 1996, eliminating the remaining goodwill balance and goodwill amortization for years after 1996.

    Most of the goodwill was established in conjunction with the 1988 leveraged buyout of MGI by MSC. At that time, nearly all of the Company's stores were mall based music stores. The carrying values of long-lived assets, primarily goodwill and property, of the music stores were reviewed for recoverability and possible impairment in both 1995 and 1996 because of sales declines that began in 1995 and continued during 1996. These sales declines resulted from a general decrease in customer traffic in malls, an increase in high-volume, low-price non-mall superstores and a lack of strong music product releases. See Note 2 of Notes to Consolidated Financial Statements.

    RESTRUCTURING CHARGES. During 1996, the Company recorded pretax restructuring charges of $75.0 million for the estimated cost of programs designed to improve profitability and increase inventory turnover. The restructuring programs included the closing of the Company's distribution facility in Minneapolis, Minnesota and 115 underperforming stores, including 79 Mall Stores and 36 Superstores. The Company closed 53 of these stores in 1996 and completed the restructuring programs in 1997 with the closing of the distribution facility and another 61 stores. The Company removed one Superstore from the closing list after exercising an option in the termination agreement for that store to reinstate the lease. The restructuring charges included $36.3 million of cash payments, primarily related to payments to landlords for the early termination of operating leases and estimated legal and consulting fees, and $38.7 million for non-cash charges related to write-downs of leasehold improvements and certain equipment, net of unamortized lease credits. See "--Liquidity and Capital Resources--Investing Activities."

    INTEREST EXPENSE. Interest expense consists primarily of interest on Revolver borrowings and the 2003 Notes. Other interest consists primarily of amortization of debt issuance costs. Components of interest expense for the last three years are as follows:

                                                                       YEARS ENDED DECEMBER 31,
                                                                    -------------------------------
                                                                      1995       1996       1997
                                                                    ---------  ---------  ---------
                                                                             (IN MILLIONS)
Interest on Revolver..............................................  $    17.0  $    21.9  $    19.0
Interest on Term Loan.............................................     --         --            1.2
Interest on 2003 Notes............................................        9.9        9.9        9.9
Other interest, net...............................................        1.0        1.2        1.6
                                                                    ---------  ---------  ---------
                                                                    $    27.9  $    33.0  $    31.7
                                                                    ---------  ---------  ---------
                                                                    ---------  ---------  ---------

    Interest expense on Revolver borrowings is impacted by the level of outstanding borrowings during the year, interest rates, the Company's credit rating and the number of days borrowings are outstanding during the year. Average daily Revolver borrowings outstanding, weighted average interest rates on the Revolver, based on the average daily borrowings, and the highest balances outstanding under the Revolver were as follows:

                                                                      YEARS ENDED DECEMBER 31,
                                                                   -------------------------------
                                                                     1995       1996       1997
                                                                   ---------  ---------  ---------
                                                                            (IN MILLIONS)
Average daily Revolver borrowings................................  $   254.0  $   289.7  $   238.5
Highest level of Revolver borrowings.............................      350.0      333.0      273.0
Weighted average interest rate...................................        7.1%       7.6%       8.0%

    Higher outstanding Revolver borrowings increased interest expense by $2.4 million in 1996. Lower outstanding borrowings on the Revolver decreased interest expense by $3.9 million in 1997, or $2.7 million when netted with interest expense on the Term Loan. The Term Loan proceeds received in September 1997, used to reduce outstanding Revolver borrowings, lowered the average daily Revolver borrowings for the year by $13 million. Increases in the weighted average interest rates increased Revolver interest by $1.2 million in 1996 and $1.1 million in 1997. Most of the increase in interest rates in 1996 and 1997 was the result of amendments to the Company's Revolver Agreement. An amendment in June 1997 increased the margin added to variable interest rates on Revolver borrowings by 0.25% through April 1998 and by 0.50% thereafter. A previous amendment in April 1996 and lower credit ratings had increased the interest rate margin by 0.93% and the annual facility fee rate by 0.2%.

    INCOME TAXES. The effective income tax rates of (4.0)% in 1995, 9.0% in 1996 and 2.1% in 1997 vary from the federal statutory rate as a result of deferred tax valuation allowances in 1996 and 1997, goodwill amortization and write-downs in 1995 and 1996, which are nondeductible, and state income taxes. Deferred tax valuation allowances of $24.5 million were established in 1996 because of the uncertainty of future earnings and reduced the deferred income tax balances at December 31, 1996 to the approximate amount of remaining recoverable income taxes after carryback of the 1996 taxable loss. The valuation allowances were reduced by $7.5 million in 1997 based on revised estimates of future earnings. See Note 5 of Notes to Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

    The Company's primary sources of capital are Revolver borrowings pursuant to the terms of the Revolver Agreement and internally generated cash. Because of the seasonality of the retail industry, the Company's cash needs fluctuate throughout the year and typically peak in November as inventory levels build in anticipation of the Christmas selling season. The Company's cash position is generally highest at the end of December because of the higher sales volume during the Christmas season and extended payment terms typically provided by most vendors for seasonal inventory purchases. The Company's cash needs build during the first quarter as inventories are replenished following the Christmas season and payments for seasonal inventory purchases become due. The Company's practice has generally been to use the excess cash generated from operations in the fourth quarter to repay all or a portion of the outstanding Revolver borrowings. The amount of Revolver borrowings, if any, outstanding at year end depends upon the sales performance during the Christmas season, the timing of vendor payments and other cash flow requirements. Following the Offering and the use of proceeds therefrom, the Company believes that, based on current levels of operations and anticipated growth, cash flow from operating activities, together with cash flow from financing activities, including borrowings under the Revolver, as amended, will be adequate for at least the next two years to make required payments of principal and interest on the Company's indebtedness (including the Notes), to fund anticipated capital expenditures and working capital requirements and to comply with the terms of its debt agreements.

    In June 1997, the Company completed agreements with its banks to amend the Revolver Agreement and to allow the Term Loan Agreement. Pursuant to the amendment, the maximum available Revolver borrowings are the lesser of: (i) 60% of eligible inventory or (ii) $245.0 million through the expiration of the Revolver Agreement in October 1999. However, for any Revolver borrowings which result in a net increase in total outstanding Revolver borrowings, total trade accounts payable must be equal to or greater than the total outstanding Revolver borrowings. Outstanding Revolver borrowings in excess of $245.0 million and the Term Loan are secured by inventory. The Company had no outstanding Revolver borrowings at December 31, 1997. See "--Financing Activities" and Note 4 of Notes to Consolidated Financial Statements. The Company has received approval for an amendment to the Revolver Agreement from the Banks which permits the issuance of the Notes, reduces the combined aggregate commitments, under the Revolver Agreement and Term Loan Agreement, to $182.0 million, and amends certain other items in the Revolver Agreement. See "Description of Existing Financing Arrangements--Credit Facility."

    The Revolver Agreement contains financial covenants and covenants that limit additional indebtedness, liens, capital expenditures and cash dividends. The amendment to the Revolver Agreement in June 1997 modified and provided additional flexibility in financial covenants related to fixed charge coverage, consolidated tangible net worth and debt to total capitalization and removed financial covenants related to the maximum debt and trade payables to eligible inventory ratio and the annual one day clean-down requirement of revolver borrowings. The Company had previously obtained waivers of certain financial covenants and technical defaults under the Revolver Agreement that had been extended through June 30, 1997 to allow for adequate time to complete all of the necessary financing agreements and related amendments. Covenants of the Term Loan Agreement require a minimum inventory of $150 million and a minimum operating cash flow and limit additional liens. The agreements related to the Mortgage Notes Payable and 2003 Notes, as amended, also contain certain financial covenants. The Company was in compliance with all covenants at December 31, 1997.

    The Company used the net proceeds from the Offering of the Old Notes to repay indebtedness. See "Use of Proceeds."

    OPERATING ACTIVITIES. Net cash provided by (used in) operating activities (including the increase (decrease) in outstanding checks in excess of cash balances which relate to vendor payments) was $7.2 million in 1995, $(52.6) million in 1996 and $86.7 million in 1997. Cash used for inventory purchases, as reflected by the aggregate net changes in inventories, accounts payable and outstanding checks in excess of cash balances, was $31.8 million in 1995 and $38.9 million in 1996. In 1997, the aggregate net changes in these inventory related items contributed $6.4 million to net cash provided by operating activities. Although inventories at December 31, 1996 of $506.1 million decreased $27.6 million from December 31, 1995, the amount of cash used for inventory purchases increased because of early payments made to certain vendors to obtain discounts and to ensure continued availability of product. The significant positive cash flow in 1997 compared with prior years was achieved primarily through a reduced investment in inventory and improvements in operating performance. The consolidation of distribution centers into a single facility, store closings and initiatives designed by management to increase inventory turnover, including better in-stock positions and more frequent purchases closer to the time of sale, enabled the Company to maintain lower inventory levels during 1997, which decreased inventories at December 31, 1997 to $450.3 million from $506.1 million at December 31, 1996.

    The Company made tax payments of $17.9 million and $9.0 million in 1995 and 1996, respectively, while income tax refunds, net of payments, of $22.9 million were received in 1997 from the carryback of the 1996 taxable loss. Cash expenditures related to store closings under the Company's restructuring programs were $24.1 million and $12.2 million in 1996 and 1997, respectively.

    INVESTING ACTIVITIES. Capital expenditures and store data for the last three years are as follows:

                                                                                              YEARS ENDED DECEMBER 31,
                                                                                           -------------------------------
                                                                                             1995       1996       1997
                                                                                           ---------  ---------  ---------
Capital expenditures, net of sale/leasebacks and other property sales (in millions)......  $    87.0  $     6.4  $    10.9
Store openings:
  Mall Stores............................................................................         49         14          2
  Superstores............................................................................        119         19          1
    Total(1).............................................................................        175         35          3
Store closings:
  Mall Stores............................................................................        (64)       (47)       (79)
  Superstores............................................................................     --            (16)       (21)
    Total(1).............................................................................        (65)       (65)      (106)
Net increase (decrease) in store count:
  Mall Stores............................................................................        (15)       (33)       (77)
  Superstores............................................................................        119          3        (20)
    Total(1).............................................................................        110        (30)      (103)

------------------------

(1) The totals include United Kingdom and other stores.

    In 1995 and 1996, capital expenditures were primarily for store expansion, the majority of which were new Media Play stores, while in 1997, most of the Company's capital expenditures consisted of improvements to existing stores. Capital expenditures since 1995 have been significantly lower than in previous years as the Company has shifted its focus to improving profitability in existing stores. The number of stores closed under the restructuring programs were 53 stores and 61 stores in 1996 and 1997, respectively. See "--Results of Operations--Restructuring Charges."

    Financing of capital expenditures has generally been provided by borrowings under the Revolver Agreement and internally generated cash. The Company typically receives financing from landlords in the form of contributions and rent abatements for a portion of the capital expenditures, primarily related to new stores and relocations of existing stores. In the third quarter of 1996, net proceeds of $11.6 million were received from the sale of the building containing the Company's distribution facilities and certain corporate office facilities in Minneapolis, Minnesota. The Company leased back the entire building through January 1997 and since then leases a portion of the office facilities. A portion of the Media Play capital expenditures in 1995 were financed with proceeds from sale/leaseback transactions totaling $26.2 million.

    Capital expenditures of approximately $14 million for three new Media Play stores opened in 1996 and $30.0 million for the new Franklin distribution facility and most of the related equipment were financed through special purpose entities. The property and related Mortgage Notes Payable were recorded on the Company's Consolidated Balance Sheet after terms of amendments to the operating leases required consolidation of the special purpose entities as of October 1996 and June 1997, the dates of the respective amendments. See Note 15 of Notes to Consolidated Financial Statements.

    While management does not currently intend to significantly expand its store base, the Company plans to open selected new stores in order to fill out existing markets or capitalize on attractive leasing opportunities. The Company anticipates capital expenditures in 1998 of approximately $20 million, consisting primarily of improvements to existing stores. The Company anticipates that these capital expenditures will be financed by borrowings under the Revolver and internally generated cash. The Company will continue to assess the profitability of its stores and will close a limited number of underperforming stores in the coming years, if the closings can be accomplished economically.

    FINANCING ACTIVITIES. The Company's financing activities principally consist of borrowings and repayments under its Revolver. Cash provided by (used in) financing activities (excluding the increase (decrease) in outstanding checks in excess of cash balances which relate to vendor payments) was $43.2 million, $219.0 million and $(233.8) million during the years ended December 31, 1995, 1996 and 1997, respectively. At December 31, 1996, the Company had Revolver borrowings of $272.0 million, or $110.0 million when netted with $162.0 million of cash and cash equivalents. The higher level of Revolver borrowings in 1996 as compared to 1995 was primarily due to diminished liquidity that had resulted from the challenging retail sales environment experienced by the Company and the negative impact of underperforming stores. The $49.5 million of net Term Loan proceeds received in September 1997 were used to reduce Revolver borrowings. Excess cash generated from strong Christmas season sales in 1997 was used to repay all outstanding Revolver borrowings by year end.

    During the third quarter of 1995, the Company loaned $10.0 million to its 401(k) trust to finance the purchase of 1,042,900 shares of common stock of the Company in the open market. The stock is used for a "KSOP" plan, which combines features of a 401(k) plan and an employee stock ownership plan. See Note 6 of Notes to Consolidated Financial Statements.

    The Revolver expires in October 1999. The Company expects to enter into a new financing arrangement on or before the expiration date of the Revolver. Maturities of other long-term debt are $26.7 million in 1998, $46.0 million in 1999, $10.3 million in 2000 and $110.0 million in 2003. The Company may, at its option, redeem the 2003 Notes prior to maturity at 103.375% of par on and after June 15, 1998 and thereafter at prices declining annually to 100% of par on and after June 15, 2001. The Mortgage Notes Payable agreements contain one year renewal options which would extend maturities of $21.0 million and $10.3 million to March 2000 and May 2001, respectively.

OTHER MATTERS

    INFLATION, ECONOMIC TRENDS AND SEASONALITY. Although its operations are affected by general economic trends, the Company does not believe that inflation has had a material effect on the results of its operations during the past three fiscal years. The Company's business is highly seasonal, with nearly 40% of the annual revenues and all of the net earnings generated in the fourth quarter. See
Note 16 of Notes to Consolidated Financial Statements for quarterly financial data.

    YEAR 2000 COMPLIANCE. The Company has assessed its systems and equipment with respect to Year 2000 compliance and has developed a project plan. Many of the Year 2000 issues, including the processing of credit card transactions, have been addressed. The remaining Year 2000 issues will either be addressed with scheduled system upgrades or through the Company's internal systems development staff. The incremental costs will be charged to expense as incurred and are not expected to have a material impact on the financial position or results of operations of the Company. However, the Company could be adversely impacted if Year 2000 modifications are not properly completed by either the Company or its vendors, banks or any other entity with whom the Company conducts business. Accordingly, the Company plans to devote the necessary resources to resolve all significant Year 2000 issues in a timely manner.

                                    BUSINESS

GENERAL

    The Company is the leading specialty retailer of prerecorded music in the United States and is one of the largest national full-media retailers of music, video sell-through, books, computer software and related products. The Company's stores operate under two principal strategies: (i) mall based music and video sell-through stores (the "Mall Stores"), operating under the principal trade names Sam Goody and Suncoast Motion Picture Company ("Suncoast"), and (ii) non-mall based full-media superstores (the "Superstores"), operating under the trade names Media Play and On Cue. At December 31, 1997, the Company operated 1,363 stores in 49 states, the District of Columbia, the Commonwealth of Puerto Rico, the Virgin Islands and the United Kingdom. For the year ended December 31, 1997, the Company had consolidated revenues of $1.8 billion, including $1.2 billion from the Mall stores and $0.6 billion from the Superstores, and EBITDA of $85.4 million.

MALL STORES

    SAM GOODY. Sam Goody is a well established music retailer that provides a broad selection in an exciting, customer friendly shopping environment. Sam Goody stores offer a full line of music, along with video and related products. The music stores are predominantly found in mall locations and range in size from 1,000 to 30,000 square feet, averaging 4,300 square feet. The larger music stores are in more prominent mall or downtown locations and carry a broader inventory of catalog product, including substantial classical offerings and video sell-through, to appeal to the high volume purchaser. Many of the music stores previously operated under the Musicland name have been converted to the Sam Goody name.

    More than 400,000 Sam Goody store customers participate in the REPLAY program, a frequent shopper program designed to promote customer loyalty and enable targeted marketing. An increased emphasis has been placed on Latin music and other niche music categories as part of efforts to broaden the music store customer base.

    During 1997, the Company opened two new stores and closed 66 stores, including 33 closings under the Company's restructuring programs and 33 other underperforming stores, most of which were near the end of their lease terms. At December 31, 1997, the Company operated 713 music stores in 49 states, the District of Columbia, the Commonwealth of Puerto Rico and the Virgin Islands. The total square footage of music stores was approximately three million square feet, or 37% of the Company's total store square footage at December 31, 1997.

    SUNCOAST. Suncoast is the dominant mall based video sell-through retailer in the United States, offering a broad selection and excellent customer service in an entertaining atmosphere. Suncoast stores average 2,400 square feet in size and typically feature 8,000 to 10,000 video titles along with movie and video related apparel, DVDs, special order video and other related products. The video categories include adventure, comedy, drama, family, animated, musicals, music video, instructional and other special interest. Most of the movies are priced at less than $20 and more than half sell for less than $15. Each store also offers a wide selection of feature films and videos for less than $10. Management plans to establish Suncoast stores as a primary retailer of DVD by offering a broad assortment of titles and developing marketing programs to encourage repeat visits. Suncoast stores currently carry an average of 500 titles on the new DVD format, which will be increased as more titles become available and as the number of homes with DVD players increases. Most of the DVD titles are priced at $20 to $30.

    Suncoast's marketing programs include sweepstakes, instant rebates and exclusive merchandise events promoting recent video releases. Suncoast stores utilize theme and cross-promotional merchandising that coordinates the display and sale of licensed merchandise with the related movie or genre to maximize total sales. Niche marketing, such as product offerings related to Japanese animation, or "Anime," was recently added in Suncoast stores. Beginning in 1998, new audiences will also be targeted through the expansion of advertising to radio and cable television.

    At December 31, 1997, there were 409 Suncoast stores in 46 states, the District of Columbia and the Commonwealth of Puerto Rico. The Company opened no new Suncoast stores during 1997 and closed a total of 13 stores, including nine closings under the Company's restructuring programs and four other underperforming stores. The total square footage of Suncoast stores was approximately one million square feet, or 12% of the Company's total store square footage at December 31, 1997.

SUPERSTORES

    MEDIA PLAY STORES. Media Play is a full-media superstore retailer of entertainment software products providing a superior assortment at competitive prices. Media Play stores average 48,000 square feet in size and are in freestanding and strip mall locations primarily in urban and suburban areas. The extensive merchandise assortment of compact discs, books, video and computer software, complemented by other media and related products including magazines, video games, educational toys, greeting cards and apparel appeals to customers of all ages. Media Play stores provide a family oriented and exciting shopping environment featuring easy access to all merchandise categories, lounge areas for relaxed browsing, convenient customer service areas, live performances and other entertainment activities, children's play areas, coffee carts and popcorn stands. A variety of in-store events, such as musician appearances, book clubs and drawing events, are held throughout the year to attract customers. The non-mall locations and largely self-service environment lower operating costs and enable Media Play stores to offer products at competitive prices. See "Business Strategy--Improve Media Play Profitability."

    The first Media Play store opened in Rockford, Illinois in November 1992. During 1997, 19 Media Play stores were closed under the Company's restructuring programs. At December 31, 1997, the Company operated 68 Media Play stores in 19 states with total square footage of approximately three million square feet, or 39% of the Company's total store square footage.

    ON CUE STORES. On Cue is a full-media retailer in small towns, generally with populations between 8,000 and 20,000 people, providing a wide assortment of entertainment software products at competitive prices. On Cue stores average 6,200 square feet in size and offer customers a convenient local store to shop for music, books, video, computer software and related products with superior customer service to encourage repeat business. On Cue customers also have access to over 100,000 home entertainment titles through the Company's special order program. Customer loyalty is rewarded through such programs as in-store sweepstakes and unadvertised in-store specials. On Cue stores are promoted through highway billboards, direct mail, cable television and local print and radio.

    The first On Cue store opened in February 1992. The Company opened one On Cue store and closed two stores in 1997. At December 31, 1997, the Company operated 157 On Cue stores in 28 states with total square footage of approximately one million square feet, or 12% of the Company's total store square footage.

INTERNATIONAL STORES

    The Company operates music stores in the United Kingdom under the name Sam Goody. During 1997, the Company focused on improving the profitability of its United Kingdom stores, closing six underperforming stores while opening no new stores. At December 31, 1997, the Company had 16 stores in operation averaging approximately 2,800 square feet in size. The United Kingdom stores provide for their own corporate services, including purchasing and distribution.

    Beginning in 1995, the Company's financial results began to deteriorate as a result of: (i) aggressive expansion of product offerings and new store openings by most of the Company's non-mall competitors; (ii) severe price discounting of music products by certain non-mall competitors; (iii) a lack of strong selling hits in the music industry, which depressed sales throughout the industry; and
(iv) the Company's own rapid expansion of Media Play stores in response to encouraging initial results. In 1996 management initiated restructuring programs designed to improve the Company's cash flow and profitability. The major components of the restructuring programs included: (i) closing 114 underperforming stores, which in the last full year of their operations lost an aggregate of $17.7 million on an operating contribution basis; (ii) closing one of the Company's two distribution centers, which reduced the Company's working capital investment by approximately $20 million and contributed to a $6.9 million reduction in distribution costs in 1997; and (iii) improving inventory management techniques, which increased the Company's inventory turnover from 1.8 times during 1996 to 2.1 times during 1997. Inventory levels at year-end 1997 were $55.8 million below those of the prior year with approximately $30 million of the reduction due to store closings and the remainder attributable to distribution efficiencies and improved inventory management. The Company reduced Media Play advertising expense by $7.9 million in 1997 from the prior year as a result of closing stores in entire markets and the introduction of a less costly, but more targeted, program of newspaper advertising inserts. In addition, in 1997 the Company began to benefit from positive trends in the music retailing industry, including a retreat from severe price discounting and an increase in unit sales. As a result, the Company's EBITDA increased from $35.1 million in 1996 to $85.4 million in 1997, and comparable store sales improved from a decrease of 0.6% in 1996 to an increase of 4.5% in 1997.

COMPETITIVE STRENGTHS

    The Company believes that it benefits from the following competitive advantages:

    LARGEST NATIONAL MUSIC RETAILER. The Company is the largest specialty retailer of music in the United States, with music available in all 1,363 stores. The Company's leading market presence allows the Company to: (i) spread its fixed operating costs over a large revenue base; (ii) realize distribution savings through freight consolidation; (iii) take advantage of vendor discounts and cooperative advertising programs; (iv) negotiate more effectively with national landlords; (v) use national advertising media; and (vi) benefit from market clustering. A national distribution of stores also minimizes the impact on the Company of regional business trends. In recent years, as a result of adverse industry conditions, a number of mall based music chains have closed hundreds of stores. Although the Company has also closed underperforming stores, the Company was the single music retailer in 285 malls at the end of 1997 compared to 274 malls at the end of 1996.

    SOPHISTICATED INVENTORY MANAGEMENT AND DISTRIBUTION SYSTEMS. Management believes that the Company's proprietary retail inventory management ("RIM") and distribution systems are the most sophisticated in the industry, allowing the Company to manage its inventory more effectively than its competitors. The RIM system performs comprehensive merchandise control functions on both an individual store and a company wide basis. It maintains an inventory profile for every store, incorporates an "intelligent" new release allocation system and adjusts and monitors store inventory on a daily basis. The RIM system allows the Company to meet demand for fast selling titles and carry a broad range of current hits and catalog titles while avoiding excess inventory and substantial returns. In January 1997, the Company consolidated its distribution operations into its state-of-the-art, centrally located facility in Franklin, Indiana, that contains 715,000 square feet. This facility incorporates computerized processing and laser technology for receiving, storing, sorting and shipping new product and returns. This technology has enabled the Company to implement "just-in-time" inventory management with certain vendors, which reduces working capital.

    STRONG BRAND NAME RECOGNITION. The Company benefits from strong national brand name recognition and continually markets to strengthen the brand images for each of its retail concepts. Strong brand name recognition offers advantages in advertising, in-store events and marketing partnerships. A 1997 national survey by Strategic Record Research determined that more music consumers preferred shopping at the Company's stores than at other music stores. The Company is able to attract large corporate partners such as Pepsi-Cola, Sears, VISA, MasterCard and L'Oreal for cross promotions, events and sweepstakes that the Company believes are attractive to shoppers. The Company's monthly REQUEST magazine, with an annual audited circulation of 6 million copies, is an award winning, cutting edge music publication. REQUEST offers numerous cross marketing opportunities with Sam Goody and the Company's other concepts and reinforces the Company's brand names with consumers.

    LONG-STANDING VENDOR RELATIONSHIPS. The Company believes its relationships with major music and video vendors are among the best in the industry. Strong vendor relations allow the Company to be creative in its marketing programs and business operations. The Company's long-standing relationships with vendors are further enhanced because: (i) the Company's large selection of products provides vendors with a needed outlet for their catalog product, which is generally more profitable than hit product; and (ii) the Company's RIM system allows the Company to manage product returns at rates below the industry average, which is an economic benefit to the vendors. Management believes that the continued support of its vendors in 1996 and 1997 is a testament to the strength of its vendor relationships.

BUSINESS STRATEGY

    The Company's objective is to continue to increase revenue, cash flow and profitability. Management believes that the Company's recent operating results have begun to reflect the successful implementation of its business strategy. The key elements of the Company's business strategy are as follows:

    STRENGTHEN STORE BASE. After closing 236 underperforming stores over the past three years, management believes that its current store base is well positioned for future growth. Management intends to improve sales by enhancing brand name awareness and increasing store traffic through creative advertising and marketing programs. Management also intends to remodel certain stores in order to enhance their appeal to customers. While management does not currently intend to significantly expand its store base, the Company will open selected new stores in order to fill out existing markets or capitalize on attractive leasing opportunities. The Company will continue to assess the profitability of its stores and will close a limited number of underperforming stores in the coming years, if the closings can be accomplished economically.

    CAPITALIZE ON FAVORABLE INDUSTRY DYNAMICS. The Company expects sales of its products to increase due to: (i) increased consumer spending; (ii) favorable demographic trends; and (iii) the advent of new technologies. Through 2001, consumer spending on pre-recorded music, video sell-through and trade books is projected to grow at compounded annual growth rates of 5.6%, 11.2% and 5.8%, respectively (according to Veronis, Suhler & Associates). Demographic shifts over the next few years are expected to contribute to sales growth. The 15 to 24 age group, whose members are known to be mall-shoppers and strong music buyers, is projected to be 4.1% larger in the year 2000 than its size in 1995. The principal book buying population, between 35 and 54 years of age, is projected to grow in the same period by 12.3%. Children's music, video, books and toys should benefit by a growth of 6.4% in the 5 to 14 age group in the same period (source: U.S. Bureau of Census 1996). Historically, the introduction of new technology, such as compact discs, has had a positive impact on the Company's business, and the most encouraging new technology today is DVD. Veronis, Suhler & Associates projects that by 2001 annual consumer spending on DVDs will be approximately $1.2 billion. Most of the Company's stores carry DVD, and Suncoast in particular is pursuing the early adopters of this new format.

    INCREASE GROSS MARGIN. The Company believes the following initiatives will benefit gross margin: (i) selective price decisions in response to the competitive environment in various markets; (ii) adjustments to merchandise assortment to include more higher margin products; and (iii) cross promotions on product lines to increase sales of high margin ancillary products, such as apparel.

    REDUCE WORKING CAPITAL. The Company plans to continue reducing working capital by: (i) expanding the "just in time" inventory program, which completely eliminates backup inventory, to include more products and selective additional vendors; (ii) implementing more precise buying rules to reduce returns; and (iii) eliminating less profitable product lines.

    IMPROVE MEDIA PLAY PROFITABILITY. The Company will concentrate on improving profitability in all concepts, but particularly in Media Play. The Company's efforts to increase sales, improve gross margin, increase customer traffic and reduce operating costs in its Media Play stores includes the following initiatives: (i) introducing new merchandise assortments; (ii) altering departmental and store layouts; and (iii) reducing operating costs through improved store management, expense control and inventory management. Of the Company's four concepts, Media Play showed the most significant profitability improvement in 1997.

PRODUCTS

    The following table shows the sales and percentage of total sales attributable to each product group.

                                                                           YEARS ENDED DECEMBER 31,
                                                       ----------------------------------------------------------------
                                                               1995                  1996                  1997
                                                       --------------------  --------------------  --------------------
                                                         SALES        %        SALES        %        SALES        %
                                                       ---------  ---------  ---------  ---------  ---------  ---------
                                                                            (DOLLARS IN MILLIONS)
Music................................................  $   895.0       51.9% $   931.1       51.1% $   930.0       52.6%
Video................................................      505.9       29.4      531.2       29.2      509.1       28.8
Books, computer software and other products..........      321.9       18.7      359.3       19.7      329.2       18.6
                                                       ---------  ---------  ---------  ---------  ---------  ---------
  Total..............................................  $ 1,722.8      100.0% $ 1,821.6      100.0% $ 1,768.3      100.0%
                                                       ---------  ---------  ---------  ---------  ---------  ---------
                                                       ---------  ---------  ---------  ---------  ---------  ---------

    MUSIC. Sales of compact discs are expected to continue to grow and become a larger portion of total music sales while sales of audio cassettes are expected to continue to decline, although at a slower rate than in recent years. Sam Goody stores typically carry 4,500 to 8,500 compact disc titles, depending upon store size and location, while the largest Sam Goody stores carry up to 45,000 compact disc titles. Media Play and On Cue stores carry up to 50,000 and 5,000 compact disc titles, respectively. These titles include "hits," which are the best selling newer releases, and "catalog" items, which are older but still popular releases that customers purchase to build their collections. The Company also produces and sells music under its "Excelsior" label, which include compilations of public domain classical, jazz, big band and reggae music.

    VIDEO. Video cassettes are for sale at all of the Company's stores. Suncoast stores feature up to 15,000 video titles. Media Play stores carry up to 16,000 titles. Sam Goody stores typically carry 2,000 titles, while the largest Sam Goody stores carry up to 14,000 titles. On Cue stores carry up to 4,500 titles.

    Merchandising of DVD, a new video technology, began in 1997. DVD offers the consumer laser technology in a smaller disc format with superior picture quality and audio fidelity. The Company believes that in the next few years, sales of DVD players will begin to replace sales of laserdisc players and video cassette recorders as the new technology becomes widely available. DVD is currently available in Sam Goody, Suncoast and Media Play stores and selected On Cue stores. The Company's DVD sales in 1997 were 1.8% of total video sales, but accelerated in the months of December 1997 and January 1998 to 3.4% and 8.2%, respectively, of total video sales. DVD is expected to grow rapidly and, if successful, to become an important part of the video industry by the year 2000. However, DVD demand could accelerate faster or slower depending upon how consumers react to its technical superiority over the VHS format and the introductory price points of the hardware and software. See "Risk Factors--Risk from New Technologies."

    BOOKS, COMPUTER SOFTWARE AND OTHER PRODUCTS. Media Play and On Cue stores carry up to 50,000 and 6,500 titles of books, respectively. Computer software is available primarily in Media Play stores, which offer 2,000 computer software programs. "Other Products" refers to video games, brand name blank audio and video tapes, storage containers, carrying cases and sheet music, as well as entertainment related apparel, posters and various other items. Movie and artist related accessories and apparel are highly influenced by the trends and fads surrounding popular movies, actors and artists. The Company's stores also carry a limited variety of portable electronic equipment such as audio cassette players, radios and stereo audio cassette/radios, generally sold at retail prices of approximately $200 or less.

SUPPLIERS

    Substantially all of the home entertainment products (other than computer software) sold by the Company are purchased directly from manufacturers. The Company purchases inventory for its stores from approximately 2,400 suppliers. Approximately 68% of purchases in 1997 were made from the ten largest suppliers. The Company has no long-term contracts with its suppliers and transacts business principally on an order-by-order basis as is typical throughout the industry. See "Risk Factors--Relationships with Vendors."

MARKETING

    The Company uses a high level of advertising and promotions in marketing its products. Marketing and advertising programs include special events, advertising partnerships with vendors and corporate partnerships with nationally known names. Additionally, frequent buyer programs in the Company's mall stores and certain product specific programs in On Cue stores are designed to build customer loyalty and encourage repeat visits. The Company has been sponsoring nationally televised/advertised events such as ESPN's Xtreme Games and the "UnVailed" battle of the bands, which appeal to its target customers. Other advertising programs which are being created in conjunction with vendors include television and billboard ads featuring specific albums or movies. In addition, the Company publishes REQUEST, a cutting-edge music and video entertainment news magazine for younger customers. REQUEST is distributed in the music stores as well as Media Play and On Cue stores and also at limited magazine stand outlets. The magazine has an annual audited circulation of six million copies and an estimated readership in the millions.

    The Company's major suppliers offer cooperative advertising support and provide funds for the placement and position of product. A significant portion of the Company's total advertising costs have been funded by suppliers through these programs. The Company advertises principally through newspaper inserts. Because of the high concentration of its mall stores in major metropolitan areas such as New York, Chicago and Los Angeles, the Company has been able to expand its radio and local television advertising in those areas. The national distribution of the Company's mall stores has made it practical to advertise in certain national magazines and on nationally syndicated radio programs and cable television, including MTV.

STORE OPERATIONS

    Sam Goody, Suncoast and On Cue stores are typically managed by a store manager and an assistant manager. Media Play stores typically are managed by a general manager, an assistant general manager and three to five department managers. Most stores are open up to 80 hours per week, seven days a week. The Company does not extend credit to customers, but most major credit cards are accepted.

COMPETITION

    The Company operates in highly competitive markets which are generally local or individual in nature. The Company competes on the basis of service, selection and price, with a broad range of specialty, discount and other retailers, and certain national chains, some of whom have greater financial and marketing resources than the Company. The number of stores and types of competitors have increased significantly over recent years, including non-mall discount stores, consumer electronic superstores, and mall based music, video and book specialty retailers expanding into non-mall multimedia stores. The low prices offered by these non-mall stores have created intense price competition and adversely impacted the performance of both the Company's non-mall and mall stores. Although deep discount pricing by many retailers of entertainment products abated somewhat in 1997, there can be no assurance that if such practice returns the Company will continue to achieve satisfactory gross margins while remaining competitive.

    In addition, the Company competes for consumer time and spending with all leisure time activities, such as movie theaters, television, home computing and internet use, live theater, sporting facilities and spectator events, travel, amusement parks and other family entertainment centers. The Company's ability to compete successfully depends on its ability to secure and maintain attractive and convenient locations, market and manage merchandise attractively and efficiently, offer an extensive product selection and knowledgeable customer service and provide effective management. See "Management's Discussion and Analysis of Results of Operations and Financial Condition--Results of Operations--Gross Profits."

SEASONALITY

    The Company's business is highly seasonal, with nearly 40% of the annual revenues and all of the net earnings generated in the fourth quarter. Quarterly results are affected by, among other things, the timing of holidays, new product offerings and new store openings and sales performance of existing stores. See
Note 16 of Notes to Consolidated Financial Statements.

TRADEMARKS AND SERVICE MARKS

    The Company operates its stores under various names, including "Sam Goody," "Musicland," "Suncoast Motion Picture Company," "Media Play" and "On Cue," which have become important to the Company's business as a result of its advertising and promotional activities. These names, along with a number of others, including "REQUEST," "REPLAY," "Excelsior" and "Channel 1000," have been registered with the U.S. Patent and Trademark Office. The Company intends to continue to use these names and marks and may use new names for specific stores depending on the type of store and its location.

PERSONNEL

    As of January 26, 1998, the Company employed approximately 5,800 full-time employees, 9,600 part-time employees and 1,000 temporary employees. Hourly employees at 15 of the Company's stores are represented by unions. All other facilities are non-union and the Company believes that its employee relations are good.

PROPERTIES

    CORPORATE HEADQUARTERS AND DISTRIBUTION FACILITIES. The Company owns its corporate headquarters facility in Minneapolis, Minnesota, consisting of an office building with approximately 94,000 square feet of space on approximately
5.4 acres of land. Approximately 73,000 square feet of office and storage space in Minneapolis, Minnesota is under an operating lease that expires in January 2002. The Company's distribution facilities are located in Franklin, Indiana and consist of a 715,000 square foot building on approximately 66.6 acres of land, with options on approximately 33.4 acres of land. See Note 4 and Note 15 of Notes to Consolidated Financial Statements.

    STORE LEASES. Most of the Company's stores are under operating leases with various remaining terms through the year 2017. The Company owns three Media Play stores. The leases have terms ranging from 3 to 25 years. Certain store leases contain provisions restricting assignment, merger, change of control or transfer. In most instances, the Company pays, in addition to minimum rent, real estate taxes, utilities, common area maintenance costs and percentage rents which are based upon sales volume. Certain store leases provide the Company with an early cancellation option if sales for a designated period do not reach a specified level as defined in the lease. The following table lists the number of leases due to expire or terminate in each fiscal year based on the fixed lease term, giving effect to early cancellation options and excluding renewal options.

1998.........................        157  2003.........................        141
1999.........................        203  2004.........................        127
2000.........................        208  2005.........................        107
2001.........................        185  2006.........................         43
2002.........................        117  2007 and thereafter..........         72

    A total of 168 leases without renewal options will expire in the years 1998 and 1999. Although the Company has historically been successful in renewing most of its store leases when they have expired, there can be no assurance that the Company will continue to be able to do so on acceptable terms or at all in light of the recent restructuring programs. If the Company is unable to renew leases for its stores as they expire, or find favorable locations on acceptable terms, there can be no assurance that such failures will not have a material adverse effect on the Company's financial condition or results of operations.

LEGAL PROCEEDINGS

    The Company is a party to various claims, legal actions and complaints arising in the ordinary course of business. It is the opinion of management that the ultimate resolution of these matters will not have a material adverse effect on the financial position or results of operations of the Company.

                                   MANAGEMENT

    The following table sets forth certain information with respect to each person who is an executive officer or director of the Company. All directors and executive officers serve in the same capacities for both MSC and MGI:

NAME                                               AGE                                 TITLE
---------------------------------------------      ---      ------------------------------------------------------------
Jack W. Eugster..............................          52   Chairman of the Board, President and Chief Executive Officer
Keith A. Benson..............................          53   Vice Chairman, Chief Financial Officer and Director
Gilbert L. Wachsman..........................          50   Vice Chairman and Director
Gary A. Ross.................................          51   President, Superstores Division
Douglas M. Tracey............................          44   Senior Vice President of Distribution
Marcia F. Appel..............................          47   Senior Vice President of Corporate Advertising, Partnership
                                                              Marketing and Communications
Richard J. Odette............................          54   Senior Vice President of Prerecorded Audio
Kenneth F. Gorman............................          58   Director
William A. Hodder............................          66   Director
Josiah O. Low, III...........................          58   Director
Terry T. Saario..............................          56   Director
Thomas F. Weyl...............................          54   Director
Michael W. Wright............................          59   Director

    JACK W. EUGSTER. Mr. Eugster has been Chairman of the Board of the Company since August 1988. He has been the Chairman of the Board, President and Chief Executive Officer of MGI since August 1986 and has served MSC in the same capacity since its acquisition of MGI in August 1988. Mr. Eugster joined MGI in 1980 as Executive Vice President and has held the positions of General Manager, President and Chairman of the Retail Division. Previously, he was with The Gap Stores and Target Stores. Mr. Eugster is also a director of Damark International, Inc., Donaldson Company, Inc., MidAmerican Energy Company, ShopKo Stores, Inc. and Jostens, Inc. He is a director and past president of the National Association of Recording Merchandisers and a past chairman of the Country Music Association.

    KEITH A. BENSON. Mr. Benson has been a director of the Company since January 1992 and served a prior term as a director from August 1988 until December 1989. Mr. Benson was elected Vice Chairman and Chief Financial Officer on August 4, 1997. Mr. Benson has been an executive officer of the Company since 1988. For the year prior, since August 1996, Mr. Benson was President of the Mall Stores Division. Previously, Mr. Benson had served as President of the Music Stores Division since August 1994. From May 1992 through July 1994, he filled the position of Vice Chairman and Chief Financial Officer for both the Company and MGI. Prior to that he was Executive Vice President and Chief Financial Officer from 1988 through April 1992. Mr. Benson joined MGI in 1980 as its Controller and also served successively as its Senior Vice President and Chief Financial Officer, Senior Vice President and Chief Financial Officer for the Retail Division and Senior Vice President of Finance and Administration for the Retail Division. Previously he was with The May Company and Dayton Hudson Corporation. Mr. Benson is also a director of Premium Wear, Inc.

    GILBERT L. WACHSMAN. Mr. Wachsman has been a director of the Company since May 1997. He became the Vice Chairman of the Company on July 17, 1996. Prior to joining the Company, Mr. Wachsman held the position of Senior Vice President Hardlines at Kmart Corporation from 1995 to 1996. From 1990 to 1995 Mr. Wachsman was a management consultant for major retail, distribution and manufacturing companies. Prior to that he was Chief Executive Officer at Lieberman Enterprises, Inc., President and Chief Executive Officer for Child World Inc. and Senior Vice President of Marketing/ Merchandising for Target Stores.

    GARY A. ROSS. Mr. Ross has been President, Superstores Division since August 1996. Prior to that he served in the position of President of the Suncoast Division since 1990. Since joining MGI in 1984, he has served in the positions of Executive Vice President of Marketing and Merchandising, Senior Vice President of Marketing and Merchandising, Senior Vice President of Marketing and Merchandising of the Retail Division and Senior Vice President of Planning and Administration of the Retail Division. Mr. Ross served as a director of the Company from January 1, 1990 to December 31, 1990. Mr. Ross is a past chairman and currently a director of the Video Software Dealers Association. Prior to joining MGI, he was with The Gap Stores and Target Stores.

    DOUGLAS M. TRACEY. Mr. Ross has been Senior Vice President of Distribution since August 1994. He was first appointed a senior vice president in April 1992 and has served in the positions of General Manager of the On Cue Division, Senior Vice President of Marketing Services and Senior Vice President of Administration and Distribution. Previously, from 1986 through April 1992, he served as Vice President, Distribution. Mr. Tracey joined MGI in 1971 and has held the positions of Managing Director of National Distribution, General Manager Minneapolis Distribution Center, Manager of Policies and Procedures, National Store Operations Manager, District Supervisor and Store Manager.

    MARCIA F. APPEL. Ms. Appel has been Senior Vice President of Corporate Advertising, Partnership Marketing and Communications since October 1996. Previously, she had served as Vice President, Communications and Music Stores Marketing since February 1996. Ms. Appel joined the Company in April of 1993 as Vice President, Communications and Publications. Prior to joining MGI, Ms. Appel was Executive Director of the National Association of Area Business Publications, and she has also worked for Control Data Corporation and Dorn Communications. Ms. Appel is deputy to the Chief Executive Officer of the Minnesota Business Partnership and sits on the Minnesota Women's Press Advisory Board.

    RICHARD J. ODETTE. Mr. Odette was elected Senior Vice President, Prerecorded Audio on January 4, 1998. Previously, Mr. Odette had served as Vice President, Prerecorded Audio since 1988. Mr. Odette joined MGI in 1982 and has held the positions of Managing Director of Software, Director of Software Merchandising, National Merchandising Manager of Software, and Zone Merchandising Manager for the Retail Division. Prior to joining MGI, Mr. Odette was with Richard's Inc. and Target Stores, Inc.

    KENNETH F. GORMAN. Mr. Gorman has been a director of the Company since November 1988. He has been in the merchant banking and private investment fields since 1987 as an owner and Managing Director of Apollo Partners L.L.C. From 1970 until 1987 he was in the communications/entertainment business as a director and Executive Vice President of Viacom International Inc. Mr. Gorman is also a director of Dove Audio, Doane Farm Management Co., and IDC Services, Inc.

    WILLIAM A. HODDER. Mr. Hodder has been a director of the Company since July 1995. He is the retired Chairman and Chief Executive Officer of Donaldson Company, Inc., a manufacturer of filtration devices. Mr. Hodder joined Donaldson Company in 1973 as its President. Previously, he spent seven years in retailing with Dayton Hudson Corporation including such positions as Senior Vice President and Corporate Group Executive, President of Target Stores and Vice President of Organization Planning and Development. Mr. Hodder is a director of Norwest Corporation, ReliaStar Financial, SUPERVALU INC., and Tennant Company.

    JOSIAH O. LOW, III. Mr. Low has been a director of the Company since July 1995. He has been an investment banker with Donaldson, Lufkin & Jenrette Securities Corporation since 1985, where he is currently a Managing Director. Previously he spent 24 years with Merrill Lynch, Pierce, Fenner and Smith. Mr. Low is also a director of Centex Development Corporation and St. Laurent Paperboard Inc.

    TERRY T. SAARIO. Dr. Saario was elected a director of the Company on February 3, 1998. From 1984 to 1996 Dr. Saario served as President of the Northwest Area Foundation, an eight state regional organization. Previously she held the positions of Vice President of Community Relations at the Pillsbury Company, Deputy Assistant Secretary in the Department of Education and Program Officer at the Ford Foundation. Dr. Saario was a director of Cowles Media Company until its recent sale and is a current director of Minnesota Mutual Insurance Company.

    TOM F. WEYL. Mr. Weyl has been a director of the Company since December 1992. He is the President/ Chief Creative Officer at Martin/Williams Advertising, Minneapolis and has been with that company since 1973. Mr. Weyl is a past Chairman of the Board of Directors of the Twin Cities Council of the American Association of Advertising Agencies.

    MICHAEL W. WRIGHT. Mr. Wright has been a director of the Company since January 1989. He has been in the food distribution and retail business since 1977 when he joined SUPERVALU INC. as Senior Vice President. He was elected President and Chief Operating Officer of SUPERVALU INC. in 1978 and became its Chief Executive Officer in June 1981. He assumed the additional responsibilities of Chairman of the Board in October 1982. In addition to SUPERVALU INC., Mr. Wright is a director of Cargill, Incorporated, Honeywell Inc., and Norwest Corporation. He also serves as Chairman of the Food Marketing Institute.

                              DESCRIPTION OF NOTES

GENERAL

    The Old Notes have been, and the New Notes will be issued pursuant to an indenture (the "Indenture") among the Issuer, the Issuer's parent corporation, Musicland Stores Corporation (the "Guarantor" or "MSC") and Bank One, NA, as trustee (the "Trustee"). The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The Notes are subject to all such terms, and holders of Notes are referred to the Indenture and the Trust Indenture Act for a statement thereof. The following summary of the material provisions of the Indenture does not purport to be complete and is qualified in its entirety by reference to the Indenture, including the definitions therein of certain terms used below. Copies of the Indenture and Registration Rights Agreement are available as set forth below under "--Additional Information." The definitions of certain terms used in the following summary are set forth below under "--Certain Definitions."

    The Notes will be general unsecured obligations of the Issuer, subordinated in right of payment to all existing and future Senior Debt of the Issuer, including Indebtedness pursuant to the Credit Facility. The Issuer's obligations under the Notes will be guaranteed (the "Guarantee") on a senior subordinated basis by the Guarantor. See "--Guarantee." As of March 1, 1998, on a pro forma basis giving effect to the issuance of the Notes and the application of the proceeds therefrom, the Issuer would have had $83.0 million of Senior Debt. In addition, on such date and pro forma basis, the Issuer could have borrowed up to an additional $99.0 million under the Revolver Agreement which would also have constituted Senior Debt. In addition, all existing and future liabilities of the Subsidiaries of the Issuer will be effectively senior to the Notes. See "Risk Factors--Subordination" and "Description of Existing Financing Arrangements."

    The operations of the Issuer are conducted in part through its Subsidiaries, and the Issuer may, therefore, be dependent upon the cash flow of its Subsidiaries to meet its debt obligations, including its obligations under the Notes. See "Risk Factors--Corporate Structure." As of the date of the Indenture, all of the Issuer's Subsidiaries will be Restricted Subsidiaries. However, under certain circumstances, the Issuer will be able to designate current or future Subsidiaries as Unrestricted Subsidiaries. Unrestricted Subsidiaries will not be subject to many of the restrictive covenants set forth in the Indenture.

PRINCIPAL, MATURITY AND INTEREST

    The Notes will be limited in aggregate principal amount to $150 million and will mature on March 15, 2008. Interest on the Notes will accrue at the rate of 9 7/8% per annum and will be payable semi-annually in arrears on March 15 and September 15 of each year, commencing on September 15, 1998, to holders of record on the immediately preceding March 1 and September 1. Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the date of original issuance. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. Principal, premium and Liquidated Damages, if any, and interest on the Notes will be payable at the office or agency of the Issuer maintained for such purpose within the City and State of New York or, at the option of the Issuer, payment of interest and Liquidated Damages, if any, may be made by check mailed to the holders of the Notes at their respective addresses set forth in the register of holders of Notes; provided that all payments of principal, premium and Liquidated Damages, if any, and interest with respect to Notes the holders of which have given wire transfer instructions to the Issuer will be required to be made by wire transfer of immediately available funds to the accounts specified by the holders thereof. Until otherwise designated by the Issuer, the Issuer's office or agency in New York will be the office of the Trustee maintained for such purpose. The Notes will be issued in denominations of $1,000 and integral multiples thereof.

SUBORDINATION

    The payment of principal of, premium and Liquidated Damages, if any, and interest on the Notes will be subordinated in right of payment, as set forth in the Indenture, to the prior payment in full of all Senior Debt in cash, whether outstanding on the date of the Indenture or thereafter created, incurred or assumed and all permissible renewals, extensions, refundings or refinancings thereof. Except to the extent set forth under "--Repurchase at the Option of the Holders--Asset Sales", the Notes will be PARI PASSU in right of payment with the 2003 Notes.

    The Indenture will provide that, upon any payment or distribution of assets of the Issuer of any kind or character, whether in cash, property or securities, to creditors in any Insolvency or Liquidation Proceeding with respect to the Issuer all amounts due or to become due under or with respect to all Senior Debt will first be paid in full in cash before any payment is made on account of the Notes. Upon any such Insolvency or Liquidation Proceeding, any payment or distribution of assets of the Issuer of any kind or character, whether in cash, property or securities, to which the holders of the Notes or the Trustee would be entitled will be paid by the Issuer or by any receiver, trustee in bankruptcy, liquidating trustee, agent or other person making such payment or distribution, or by the holders of the Notes or by the Trustee if received by them, directly to the holders of Senior Debt (pro rata to such holders on the basis of the amounts of Senior Debt held by such holders) or their Representative or Representatives, as their interests may appear, for application to the payment of the Senior Debt remaining unpaid until all such Senior Debt has been paid in full in cash, after giving effect to any concurrent payment, distribution or provision therefor to or for the holders of Senior Debt.

    The Indenture will provide that (a) in the event of and during the continuation of any default in the payment of principal of, interest or premium, if any, on any Senior Debt, or any Obligation owing from time to time under or in respect of Senior Debt, or in the event that any event of default (other than a payment default) with respect to any Senior Debt will have occurred and be continuing and will have resulted in such Senior Debt becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable, or (b) if any event of default other than as described in clause
(a) above with respect to any Designated Senior Debt will have occurred and be continuing permitting the holders of such Designated Senior Debt (or their Representative or Representatives) to declare such Designated Senior Debt due and payable prior to the date on which it would otherwise have become due and payable, then no payment will be made by or on behalf of the Issuer on account of the Notes (x) in case of any payment or nonpayment default specified in (a), unless and until such default will have been cured or waived in writing in accordance with the instruments governing such Senior Debt or such acceleration will have been rescinded or annulled, or (y) in case of any nonpayment event of default specified in (b), during the period (a "Payment Blockage Period") commencing on the date the Issuer or the Trustee receives written notice (a "Payment Notice") of such event of default (which notice will be binding on the Trustee and the holders of Notes as to the occurrence of such nonpayment event of default) from the Credit Agent (or other holders of Designated Senior Debt or their Representative or Representatives) and ending on the earliest of (A) 179 days after such date, (B) the date, if any, on which such Designated Senior Debt to which such default relates is paid in full in cash or such default is cured or waived in writing in accordance with the instruments governing such Designated Senior Debt by the holders of such Designated Senior Debt and (C) the date on which the Trustee receives written notice from the Credit Agent (or other holders of Designated Senior Debt or their Representative or Representatives), as the case may be, terminating the Payment Blockage Period. During any consecutive 360-day period, the aggregate of all Payment Blockage Periods shall not exceed 179 days and there shall be a period of at least 181 consecutive days in each consecutive 360-day period when no Payment Blockage Period is in effect. No event of default which existed or was continuing with respect to the Senior Debt for which notice commencing a Payment Blockage Period was given on the date such Payment Blockage Period commenced shall be or be made the basis for the commencement of any subsequent Payment Blockage Period unless such event of default is cured or waived for a period of not less than 90 consecutive days.

    As a result of the subordination provisions described above, in the event of the Issuer's liquidation, dissolution, bankruptcy, reorganization, insolvency, receivership or similar proceeding or in an assignment for the benefit of the creditors or a marshaling of the assets and liabilities of the Issuer, holders of Notes may recover less ratably than creditors of the Issuer who are holders of Senior Debt. See "Risk Factors-- Subordination." The Indenture will limit, subject to certain financial tests, the amount of additional Indebtedness, including Senior Debt, that the Issuer and its Subsidiaries can incur. See "--Certain Covenants--Incurrence of Indebtedness and Issuance of Preferred Stock."

GUARANTEE

    MSC will unconditionally guarantee the due and punctual payment of the principal of, premium, and Liquidated Damages, if any, and interest on the Notes, when and as the same shall become due and payable, whether at maturity, upon redemption or by declaration or otherwise. The guarantee will represent an unsecured general obligation of MSC, subordinate in right of payment to all Guarantor Senior Debt (as defined in the Indenture), including MSC's obligations under its guarantee of the Issuer's obligations under the Credit Facility. The guarantee will be subordinate to the same extent and on the same terms and conditions as set forth above. See "Subordination." The guarantee will be PARI PASSU in right of payment to MSC's guarantee of the 2003 Notes. The obligations of MSC under its guarantee will be limited so as not to constitute a fraudulent conveyance under applicable law.

OPTIONAL REDEMPTION

    The Notes will not be redeemable at the Issuer's option prior to March 15, 2003. Thereafter, the Notes will be subject to redemption at any time at the option of the Issuer, in whole or in part, upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Liquidated Damages thereon, if any, to the applicable redemption date, if redeemed during the twelve-month period beginning on March 15 of the years indicated below:

YEAR                                                                                PERCENTAGE
----------------------------------------------------------------------------------  -----------
2003..............................................................................     104.938%
2004..............................................................................     103.292
2005..............................................................................     101.646
2006 and thereafter...............................................................     100.000%

    Notwithstanding the foregoing, at any time prior to March 15, 2001, the Issuer may redeem up to 40% of the original aggregate principal amount of Notes at a redemption price of 109.875% of the principal amount thereof, plus accrued and unpaid interest and Liquidated Damages thereon, if any, to the redemption date, with the net cash proceeds of a Public Equity Offering; provided that at least 60% of the original aggregate principal amount of Notes remains outstanding immediately after the occurrence of each such redemption; and provided, further, that such redemption shall occur within 45 days of the date of the closing of such Public Equity Offering.

SELECTION AND NOTICE

    If less than all of the Notes are to be redeemed at any time, selection of Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed, or, if the Notes are not so listed, on a pro rata basis or by lot; provided that no Notes of $1,000 or less shall be redeemed in part. Notices of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of Notes to be redeemed at its registered address. Notices of redemption may not be conditional. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed. A new
Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original Note.

Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Notes or portions of them called for redemption.

MANDATORY REDEMPTION

    Except as set forth below under "Repurchase at the Option of Holders," the Issuer is not required to make mandatory redemption or sinking fund payments with respect to the Notes.

REPURCHASE AT THE OPTION OF HOLDERS

    CHANGE OF CONTROL

    Upon the occurrence of a Change of Control, each holder of Notes will have the right to require the Issuer to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of such holder's Notes pursuant to the offer described below (the "Change of Control Offer") at an offer price in cash equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest and Liquidated Damages thereon, if any, to the date of purchase (the "Change of Control Payment"). Within 30 days following any Change of Control, the Issuer will mail a notice to each holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase Notes on the date specified in such notice, which date shall be no earlier than 30 days and no later than 60 days from the date such notice is mailed (the "Change of Control Payment Date"), pursuant to the procedures required by the Indenture and described in such notice. The Issuer will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control.

    On the Change of Control Payment Date, the Issuer will, to the extent lawful, (1) accept for payment all Notes or portions thereof properly tendered pursuant to the Change of Control Offer, (2) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Notes or portions thereof so tendered and (3) deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officers' Certificate stating the aggregate principal amount of Notes or portions thereof being purchased by the Issuer. The Paying Agent will promptly mail to each holder of Notes so tendered the Change of Control Payment for such Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each such new Note will be in a principal amount of $1,000 or an integral multiple thereof. The Indenture will provide that, prior to complying with the provisions of this covenant, but in any event within 30 days following a Change of Control, the Issuer will either repay all outstanding Indebtedness under the Credit Facility and terminate the commitments thereunder or obtain the requisite consents under the Credit Facility to permit the repurchase of Notes required by this covenant. The Issuer will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

    Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the holders of the Notes to require that the Issuer repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.

    Any future credit agreements or other agreements relating to Senior Debt to which the Issuer becomes a party may contain certain change of control restrictions and provisions. In the event a Change of Control occurs at a time when the Issuer is prohibited from purchasing Notes, the Issuer could seek the consent of its lenders to purchase the Notes or could attempt to refinance the borrowings that contain such prohibition. If the Issuer does not obtain such consent or repay such borrowings, the Issuer will remain prohibited from purchasing Notes. In such case, the Issuer's failure to purchase tendered Notes would constitute an Event of Default under the Indenture which would, in turn, constitute a default under the Credit Facility. In such circumstances, the subordination provisions in the Indenture would likely restrict payments to the holders of Notes. See "Risk Factors--Change of Control" and "--Description of Existing Financing Arrangements."

    The definition of Change of Control includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of "all or substantially all" of the assets of the Issuer and its Subsidiaries taken as a whole. Although there is a developing body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of Notes to require the Issuer to repurchase such Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of the Issuer and its Subsidiaries taken as a whole to another Person or group may be uncertain.

    ASSET SALES

    The Indenture will provide that the Issuer will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless (i) the Issuer (or the Restricted Subsidiary, as the case may be) receives consideration at the time of such Asset Sale at least equal to the fair market value (evidenced by a resolution of the Board of Directors set forth in an Officers' Certificate delivered to the Trustee) of the assets or Equity Interests issued or sold or otherwise disposed of and (ii) at least 80% of the consideration therefor received by the Issuer or such Restricted Subsidiary is in the form of cash; provided that the amount of (x) any liabilities (as shown on the Issuer's or such Restricted Subsidiary's most recent balance sheet) of the Issuer or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the Notes or any Guarantee thereof) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases the Issuer or such Restricted Subsidiary from further liability and (y) any securities, notes or other obligations received by the Issuer or any such Restricted Subsidiary from such transferee that are converted by the Issuer or such Restricted Subsidiary into cash within 90 days (to the extent of the cash received), shall be deemed to be cash for purposes of this provision.

    Within 360 days after the receipt of any Net Proceeds from an Asset Sale, the Issuer may apply such Net Proceeds, at its option, (a) to permanently repay Senior Debt (and to correspondingly reduce commitments with respect thereto in the case of revolving borrowings) or existing 2003 Notes or (b) to the acquisition of a controlling interest in another business, the making of a capital expenditure or the acquisition of other long-term assets, in each case, in a Permitted Business. Pending the final application of any such Net Proceeds, the Issuer may temporarily reduce the revolving Indebtedness under the Credit Facility or otherwise invest such Net Proceeds in any manner that is not prohibited by the Indenture. Any Net Proceeds from Asset Sales that are not applied or invested as provided in the first sentence of this paragraph will be deemed to constitute "Excess Proceeds." When the aggregate amount of Excess Proceeds exceeds $5.0 million, the Issuer will be required to make an offer to all holders of Notes (an "Asset Sale Offer") to purchase the maximum principal amount of Notes that may be purchased out of the Excess Proceeds, at an offer price in cash in an amount equal to 100% of the principal amount thereof plus accrued and unpaid interest and Liquidated Damages thereon, if any, to the date of purchase, in accordance with the procedures set forth in the Indenture. To the extent that the aggregate amount of Notes tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Issuer may use any remaining Excess Proceeds for general corporate purposes. If the aggregate principal amount of Notes surrendered by holders thereof exceeds the amount of Excess Proceeds, the Trustee shall select the Notes to be purchased on a pro rata basis. Upon completion of such offer to purchase, the amount of Excess Proceeds shall be reset at zero.

CERTAIN COVENANTS

    RESTRICTED PAYMENTS

    The Indenture will provide that from and after the date of the Indenture the Issuer will not, and will not permit any of its Subsidiaries to, directly or indirectly: (i) declare or pay any dividend or make any other payment or distribution on account of the Issuer's or any of its Restricted Subsidiaries' Equity Interests or to the direct or indirect holders of the Issuer's or any of its Restricted Subsidiaries' Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Issuer); (ii) purchase, redeem or otherwise acquire or retire for value any Equity Interests of the Issuer or any direct or indirect parent of the Issuer; (iii) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness that is PARI PASSU with or subordinated to the Notes (other than the Notes and the 2003 Notes), except a payment of interest or principal at Stated Maturity; or (iv) make any Restricted Investment (all such payments and other actions set forth in clauses (i) through (iv) above being collectively referred to as "Restricted Payments"), unless, at the time of and after giving effect to such Restricted Payment:

        (a) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof; and

        (b) the Issuer would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Cash Flow Coverage Ratio test set forth in the first paragraph of the covenant described below under caption "--Incurrence of Indebtedness and Issuance of Preferred Stock"; and

        (c) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Issuer and its Subsidiaries after the date of the Indenture (excluding Restricted Payments permitted by clauses
    (ii) and (iii) of the next succeeding paragraph), is less than the sum of
    (i) 50% of the Consolidated Net Income of the Issuer for the period (taken as one accounting period) from the beginning of the first fiscal quarter commencing after the date of the Indenture to the end of the Issuer's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit), plus
    (ii) 100% of the aggregate net cash proceeds received by the Issuer from the issue or sale since the date of the Indenture of Equity Interests of the Issuer or MSC (other than Disqualified Stock) or of Disqualified Stock or debt securities of the Issuer or MSC that have been converted into such Equity Interests (other than Equity Interests (or Disqualified Stock or convertible debt securities) sold to a Subsidiary of the Issuer and other than Disqualified Stock or convertible debt securities that have been converted into Disqualified Stock), plus (iii) to the extent that any Restricted Investment that was made after the date of the Indenture is sold for cash or otherwise liquidated or repaid for cash, the lesser of (A) the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any) and (B) the initial amount of such Restricted Investment plus (iv) if any Unrestricted Subsidiary (A) is redesignated as a Restricted Subsidiary, the fair market value of such redesignated Subsidiary (as determined in good faith by the Board of Directors) as of the date of its redesignation or (B) pays any cash dividends or cash distributions to the Issuer or any of its Restricted Subsidiaries, 50% of any such cash dividends or cash distributions made after the date of the Indenture.

    The foregoing provisions will not prohibit (i) the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration such payment would have complied with the provisions of the Indenture; (ii) the redemption, repurchase, retirement, defeasance or other acquisition of any PARI PASSU or subordinated Indebtedness or Equity Interests of the Issuer or MSC in exchange for, or out of the net cash proceeds of the substantially concurrent sale or issuance (other than to a Restricted Subsidiary of the Issuer) of, other Equity Interests of the Issuer or MSC (other than any Disqualified Stock); provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition shall be excluded from clause (c) (ii) of the preceding paragraph; (iii) the defeasance, redemption, repurchase or other acquisition of PARI PASSU or subordinated Indebtedness with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness; (iv) the payment of any dividend by a Restricted Subsidiary of the Issuer to the holders of its

Equity Interests on a pro rata basis; (v) any repurchase of Equity Interests of the Issuer or MSC from present and former employees and directors of the Issuer or its Subsidiaries or MSC in an aggregate amount not to exceed $5 million; (vi) Permitted Investments; or (vii) other Restricted Payments in an aggregate amount not to exceed $5 million.

    The Board of Directors may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if such designation would not cause a Default. For purposes of making such determination, all outstanding Investments by the Issuer and its Restricted Subsidiaries (except to the extent repaid in cash) in the Subsidiary so designated will be deemed to be Restricted Payments at the time of such designation and will reduce the amount available for Restricted Payments under the first paragraph of this covenant. All such outstanding Investments will be deemed to constitute Investments in an amount equal to the fair market value of such Investments at the time of such designation (as determined in good faith by the Board of Directors). Such designation will only be permitted if such Restricted Payment would be permitted at such time and if such Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

    The amount of all Restricted Payments (other than cash) shall be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Issuer or such Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any non-cash Restricted Payment shall be determined in good faith by the Board of Directors whose resolution with respect thereto shall be delivered to the Trustee, such determination to be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if such fair market value exceeds $10.0 million. Not later than the date of making any Restricted Payment, the Issuer shall deliver to the Trustee an Officers' Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by the covenant "Restricted Payments" were computed, together with a copy of any fairness opinion or appraisal required by the Indenture.

    INCURRENCE OF INDEBTEDNESS AND ISSUANCE OF PREFERRED STOCK

    The Indenture will provide that the Issuer will not, and will not permit any of its Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, "incur") any Indebtedness (including Acquired Debt) and that the Issuer will not issue any Disqualified Stock and will not permit any of its Subsidiaries to issue any shares of preferred stock; provided, however, that the Issuer may incur Indebtedness (including Acquired
Debt) or issue shares of Disqualified Stock if the Cash Flow Coverage Ratio for the Issuer's most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock is issued would have been at least 2.0 to 1, determined on a Pro Forma Basis.

    The provisions of the first paragraph of this covenant will not apply to the incurrence of any of the following items of Indebtedness (collectively, "Permitted Indebtedness"):

        (i) the incurrence by the Issuer of Indebtedness under the Credit Facility in an aggregate principal amount not to exceed $182.0 million outstanding at any time;

        (ii) the incurrence by the Issuer and its Restricted Subsidiaries of the Existing Indebtedness;

       (iii) the incurrence by the Issuer of Indebtedness represented by the Notes;

        (iv) the incurrence by the Issuer or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings, purchase money obligations and Attributable Debt in an aggregate principal amount not to exceed $15 million in any one year;

        (v) the incurrence by the Issuer or any of its Restricted Subsidiaries of Indebtedness in connection with the acquisition of assets or a new Restricted Subsidiary; provided that such Indebtedness was incurred by the prior owner of such assets or such Restricted Subsidiary prior to such acquisition by the Issuer or one of its Subsidiaries and was not incurred in connection with, or in contemplation of, such acquisition by the Issuer or one of its Subsidiaries; provided further that the principal amount (or accreted value, as applicable) of such Indebtedness, together with any other outstanding Indebtedness incurred pursuant to this clause (v), does not exceed $5 million;

        (vi) the incurrence by the Issuer or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance or replace Indebtedness that was permitted by the Indenture to be incurred;

       (vii) the incurrence by the Issuer or any of its Restricted Subsidiaries of intercompany Indebtedness between or among the Issuer and any of its Wholly Owned Restricted Subsidiaries; provided, however, that (i) if the Issuer is the obligor on such Indebtedness, such Indebtedness is expressly subordinated to the prior payment in full in cash of all Obligations with respect to the Notes and (ii)(A) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Issuer or a Wholly Owned Restricted Subsidiary and (B) any sale or other transfer of any such Indebtedness to a Person that is not either the Issuer or a Wholly Owned Restricted Subsidiary shall be deemed, in each case, to constitute an incurrence of such Indebtedness by the Issuer or such Restricted Subsidiary, as the case may be;

      (viii) the incurrence by the Issuer or any of its Restricted Subsidiaries of Hedging Obligations that are incurred for the purpose of fixing or hedging currency risk or interest rate risk with respect to any floating rate Indebtedness that is permitted by the terms of this Indenture to be outstanding;

        (ix) the guarantee by the Issuer or any of its Restricted Subsidiaries of Indebtedness of a Restricted Subsidiary of the Issuer that was permitted to be incurred by another provision of this covenant and the guarantee by Subsidiaries of Senior Debt of the Issuer;

        (x) the incurrence by the Issuer's Unrestricted Subsidiaries of Non-Recourse Debt, provided, however, that if any such Indebtedness ceases to be Non-Recourse Debt of an Unrestricted Subsidiary, such event shall be deemed to constitute an incurrence of Indebtedness by a Restricted Subsidiary of the Issuer;

        (xi) Indebtedness incurred by the Issuer or any of its Restricted Subsidiaries constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business, including without limitation letters of credit in respect to workers' compensation claims or self-insurance, or other Indebtedness with respect to reimbursement type obligations regarding workers' compensation claims; provided, however, that upon the drawing of such letters of credit or the incurrence of such Indebtedness, such obligations are reimbursed within 30 days following such drawing or incurrence;

       (xii) obligations in respect of performance and surety bonds and completion guarantees provided by the Issuer or any Restricted Subsidiary in the ordinary course of business; and

      (xiii) the incurrence by the Issuer or any of its Restricted Subsidiaries of additional Indebtedness, including Attributable Debt incurred after the date of the Indenture, in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any other Indebtedness incurred pursuant to this clause (xiii), not to exceed $5 million.

    For purposes of determining compliance with this covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (i) through (xiii) above or is entitled to be incurred pursuant to the first paragraph of this covenant, the Issuer shall, in its sole discretion, classify such item of Indebtedness in any manner that complies with this covenant and such item of Indebtedness will be treated as having been incurred pursuant to only one of such clauses or pursuant to the first paragraph hereof. The amount of Indebtedness issued at a price which is less than the principal amount thereof shall be equal to the amount of the liability in respect thereof determined in accordance with GAAP. Neither the accrual of interest nor the issuance of additional Indebtedness in the form of additional promissory notes or otherwise in lieu of the payment of interest nor the accretion of accreted value will be deemed to be an incurrence of Indebtedness for purposes of this covenant.

    LIENS

    The Indenture will provide that the Issuer will not, and will not permit any of its Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien that secures obligations under any PARI PASSU Indebtedness or subordinated Indebtedness on any asset or property now owned or hereafter acquired by the Issuer or any of its Subsidiaries, or any income or profits therefrom or assign or convey any right to receive income therefrom, unless the Notes are equally and ratably secured with the obligations so secured until such time as such obligations are no longer secured by a Lien; provided, that in any case involving a Lien securing subordinated Indebtedness, such Lien is subordinated to the Lien securing the Notes to the same extent that such subordinated Indebtedness is subordinated to the Notes.

    DIVIDEND AND OTHER PAYMENT RESTRICTIONS AFFECTING RESTRICTED SUBSIDIARIES

    The Indenture will provide that the Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary to (i)(a) pay dividends or make any other distributions to the Issuer or any of its Restricted Subsidiaries (1) on its Capital Stock or (2) with respect to any other interest or participation in, or measured by, its profits, or (b) pay any indebtedness owed to the Issuer or any of its Restricted Subsidiaries, (ii) make loans or advances to the Issuer or any of its Restricted Subsidiaries or (iii) transfer any of its properties or assets to the Issuer or any of its Restricted Subsidiaries, except for such encumbrances or restrictions existing under or by reason of (a) Existing Indebtedness as in effect on the date of the Indenture, (b) the Credit Facility as in effect as of the date of the Indenture, and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings thereof, provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacement or refinancings are no more restrictive in the aggregate (as determined by the Board of Directors in good faith) with respect to such dividend and other payment restrictions than those contained in the Credit Facility as in effect on the date of the Indenture, (c) the Indenture and the Notes and the 2003 Indenture and the 2003 Notes, (d) any applicable law, rule, regulation or order,
(e) any instrument governing Indebtedness or Capital Stock of a Person acquired by the Issuer or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the Indenture to be incurred, (f) by reason of customary non-assignment provisions in leases entered into in the ordinary course of business and consistent with past practices, (g) Capital Lease Obligations, mortgage financings and purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the nature described in clause (iii) above on the property so acquired, (h) Permitted Refinancing Indebtedness, provided that the material restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are no more restrictive than those contained in the agreements governing the Indebtedness being refinanced, (i) contracts for the sale of assets, including without limitation customary restrictions with respect to a Subsidiary pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Subsidiary, and (j) any other agreement or instrument evidencing or relating to secured Indebtedness of the Issuer or any Restricted Subsidiary otherwise permitted to be issued pursuant to the provisions of the covenants described under the captions "--Certain Covenants--Incurrence of Indebtedness and Issuance of Preferred Stock" and "--Certain Covenants--Liens" that limit the right of the debtor to dispose of the property or assets securing such Indebtedness.

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    MERGER, CONSOLIDATION, OR SALE OF ASSETS

    The Indenture will provide that the Issuer may not consolidate or merge with or into (whether or not the Issuer is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions, to another corporation, Person or entity unless (i) the Issuer is the surviving corporation or the entity or the Person formed by or surviving any such consolidation or merger (if other than the Issuer) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia; (ii) the entity or Person formed by or surviving any such consolidation or merger (if other than the Issuer) or the entity or Person to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made assumes all the obligations of the Issuer under the Notes and the Indenture pursuant to a supplemental indenture in a form reasonably satisfactory to the Trustee; (iii) immediately after such transaction no Default or Event of Default exists; and (iv) except in the case of a merger of the Issuer with or into MSC or a Wholly Owned Restricted Subsidiary of the Issuer, the Issuer or the entity or Person formed by or surviving any such consolidation or merger (if other than the Issuer), or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made will, at the time of such transaction and determined on a Pro Forma Basis, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Cash Flow Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption "--Incurrence of Indebtedness and Issuance of Preferred Stock."

    TRANSACTIONS WITH AFFILIATES

    The Indenture will provide that the Issuer will not, and will not permit any of its Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each of the foregoing, an "Affiliate Transaction") unless (i) such Affiliate Transaction is entered into in good faith and on terms that are no less favorable to the Issuer or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Issuer or such Restricted Subsidiary with an unrelated Person and (ii) the Issuer delivers to the Trustee (a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $5 million, a resolution of the Board of Directors set forth in an Officers' Certificate certifying that such Affiliate Transaction complies with clause (i) above and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors and (b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10 million, an opinion as to the fairness to the holders of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing; provided that the following shall not be deemed Affiliate
Transactions: (q) any employment agreement entered into by the Issuer or any of its Restricted Subsidiaries in the ordinary course of business and consistent with the past practice of the Issuer or such Restricted Subsidiary, (r) transactions between or among the Issuer and/or its Restricted Subsidiaries, (s) Permitted Investments and Restricted Payments that are permitted by the provisions of the Indenture described above under the caption "--Restricted Payments," (t) customary loans, advances, fees and compensation paid to, and indemnity provided on behalf of, officers, directors, employees or consultants of the Issuer or any of its Restricted Subsidiaries, (u) consulting and other advisory fees paid to MSC not to exceed $250,000 in any one year and (v) transactions pursuant to any contract or agreement in effect on the date of the Indenture as the same may be amended, modified or replaced from time to time so long as any such amendment, modification or replacement is no less favorable to the Issuer and its Restricted Subsidiaries than the contract or agreement as in effect on the date of the original issuance of the Notes or is approved by a majority of the disinterested directors of the Issuer.

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
    ANTI-LAYERING

    The Indenture will provide that (i) the Issuer will not, and the Issuer will not permit any of its Subsidiaries to, incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is both (a) subordinate or junior in right of payment to any Senior Debt and (b) senior in any respect in right of payment to the Notes; and (ii) the Guarantor will not incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is both (a) subordinate or junior in right of payment to its Guarantor Senior Debt and (b) senior in right of payment to its Guarantee of the Notes.

    SALE AND LEASEBACK TRANSACTIONS

    The Indenture will provide that the Issuer will not, and will not permit any of its Restricted Subsidiaries to, enter into any sale and leaseback transaction; provided that the Issuer may enter into a sale and leaseback transaction if (i) the Issuer could have (a) incurred Indebtedness in an amount equal to the Attributable Debt relating to such sale and leaseback transaction pursuant to the covenant described above under the caption "--Incurrence of Indebtedness and Issuance of Preferred Stock" and (b) incurred a Lien to secure such Indebtedness pursuant to the covenant described above under the caption "--Liens," (ii) the gross cash proceeds of such sale and leaseback transaction are at least equal to the fair market value (as determined in good faith by the Board of Directors and set forth in an Officers' Certificate delivered to the Trustee) of the property that is the subject of such sale and leaseback transaction and (iii) the transfer of assets in such sale and leaseback transaction is permitted by, and the Issuer applies the proceeds of such transaction in compliance with, the covenant described above under the caption "--Asset Sales."

    LIMITATION ON ISSUANCES AND SALES OF CAPITAL STOCK OF WHOLLY OWNED
     RESTRICTED SUBSIDIARIES

    The Indenture will provide that the Issuer (i) will not, and will not permit any Wholly Owned Restricted Subsidiary of the Issuer to, transfer, convey, sell, lease or otherwise dispose of any Capital Stock of any Wholly Owned Subsidiary of the Issuer to any Person (other than the Issuer or a Wholly Owned Restricted Subsidiary of the Issuer), unless (a) such transfer, conveyance, sale, lease or other disposition is of all the Capital Stock of such Wholly Owned Restricted Subsidiary and (b) the cash Net Proceeds from such transfer, conveyance, sale, lease or other disposition are applied in accordance with the covenant described above under the caption "Repurchase at the Option of Holders--Asset Sales," and
(ii) will not permit any Wholly Owned Restricted Subsidiary of the Issuer to issue any of its Equity Interests (other than, if necessary, shares of its Capital Stock constituting directors' qualifying shares) to any Person other than to the Issuer or a Wholly Owned Restricted Subsidiary of the Issuer except that a Wholly Owned Restricted Subsidiary of the Issuer may issue shares of common stock with no preferences or special rights or privileges and with no redemption or prepayment provisions provided the cash Net Proceeds from such issuance of such common stock are applied in accordance with the covenant described under the caption "Repurchase at the Option of Holders--Asset Sales."

    LIMITATIONS ON ISSUANCES OF GUARANTEES OF INDEBTEDNESS

    The Issuer will not permit any Restricted Subsidiary, directly or indirectly, to Guarantee any Indebtedness of the Issuer which is PARI PASSU with or subordinate in right of payment to the Notes ("Guaranteed Indebtedness"), unless (i) such Restricted Subsidiary simultaneously executes and delivers a supplemental indenture to the Indenture providing for a Guarantee (a "Subsidiary Guarantee") of payment of the Notes by such Restricted Subsidiary and (ii) such Restricted Subsidiary waives and will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against the Issuer or any other Restricted Subsidiary as a result of any payment by such Restricted Subsidiary under its Subsidiary Guarantee; provided that this paragraph shall not be applicable to any Guarantee of any Restricted Subsidiary that existed at the time such Person became a Restricted Subsidiary and was not incurred in connection with, or in contemplation

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of, such Person becoming a Restricted Subsidiary. If the Guaranteed Indebtedness
is (A) PARI PASSU with the Notes, then the Guarantee of such Guaranteed Indebtedness shall be PARI PASSU with, or subordinated to, the Subsidiary Guarantee or (B) subordinated to the Notes, then the Guarantee of such Guaranteed Indebtedness shall be subordinated to the Subsidiary Guarantee at least to the extent that the Guaranteed Indebtedness is subordinated to the Notes.

    Notwithstanding the foregoing, any Subsidiary Guarantee by a Restricted Subsidiary may provide by its terms that it shall be automatically and unconditionally released and discharged upon (i) any sale, exchange or transfer, to any Person not an Affiliate of the Issuer, of all of the Issuer's and each Restricted Subsidiary's Capital Stock in, or all or substantially all the assets of, such Restricted Subsidiary (which sale, exchange or transfer is not prohibited by the Indenture) or (ii) the release or discharge of the Guarantee which resulted in the creation of such Subsidiary Guarantee, except a discharge or release by or as a result of payment under such Guarantee.

    BUSINESS ACTIVITIES

    The Issuer will not, and will not permit any Restricted Subsidiary to, engage in any business other than Permitted Businesses, except to such extent as would not be material to the Issuer and its Restricted Subsidiaries taken as a whole.

    REPORTS

    The Indenture will provide that, whether or not required by the rules and regulations of the Commission, so long as any Notes are outstanding, the Issuer (or MSC, as the case may be) will furnish to the holders of Notes (i) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Issuer (or MSC, as the case may be) were required to file such Forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report thereon from certified independent accountants and (ii) all current reports that would be required to be filed with the Commission on Form 8-K if the Issuer (or MSC, as the case may be) were required to file such reports. In addition, whether or not required by the rules and regulations of the Commission, the Issuer (or MSC, as the case may be) will file a copy of all such information and reports with the Commission for public availability (unless the Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. In addition, the Issuer and MSC have agreed that, for so long as any Notes remain outstanding, they will furnish to the holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

RESTRICTIVE COVENANT OF MSC

    MSC will covenant and agree that it will not engage in any activities other than holding 100% of the capital stock of the Issuer and providing services to and management of the Issuer and it will not incur any liabilities other than any liabilities relating to the Guarantee of the Issuer's obligations pursuant to the Credit Facility, the Guarantee of the Notes, the Guarantee of the 2003 Notes, the Guarantee of any Indebtedness permitted by the covenant "--Incurrence of Indebtedness and Issuance of Preferred Stock" and any other obligations or liabilities incidental to holding 100% of the capital stock of the Issuer.

EVENTS OF DEFAULT AND REMEDIES

    The Indenture will provide that each of the following constitutes an Event of Default: (i) default for 30 days in the payment when due of interest on, or Liquidated Damages with respect to, the Notes (whether or not prohibited by the subordination provisions of the Indenture); (ii) default in payment when due of the principal of or premium, if any, on the Notes (whether or not prohibited by the subordination

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provisions of the Indenture); (iii) failure by the Issuer to comply with the provisions described under the captions "--Change of Control," "--Asset Sales," or "Merger, Consolidation, or Sale of Assets;" (iv) failure by the Issuer for 30 days after notice from the Trustee or at least 25% in principal amount of the Notes then outstanding to comply with the provisions described under the captions "--Restricted Payments" or "--Incurrence of Indebtedness and Issuance of Preferred Stock;" (v) failure by the Issuer for 60 days after notice from the Trustee or at least 25% in principal amount of the Notes then outstanding to comply with any of its other agreements in the Indenture or the Notes; (vi) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Issuer or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Issuer or any of its Restricted Subsidiaries) whether such Indebtedness or Guarantee now exists, or is created after the date of the Indenture, which default (a) is caused by a failure to pay principal of or premium, if any, or interest on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a "Payment Default") or (b) results in the acceleration of such Indebtedness prior to its express maturity and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $15.0 million or more; (vii) failure by the Issuer or any of its Restricted Subsidiaries to pay final judgments aggregating in excess of $15.0 million, which judgments are not paid, discharged or stayed for a period of 60 days; and (viii) certain events of bankruptcy or insolvency with respect to the Issuer or any of its Significant Subsidiaries.

    If any Event of Default occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately; provided, however, that if any Indebtedness or Obligation is outstanding pursuant to the Credit Facility, upon a declaration of acceleration by the holders of the Notes or the Trustee, all principal and interest under the Indenture shall be due and payable upon the earlier of (x) the day which is five Business Days after the provision to the Issuer, the Credit Agent and the Trustee of such written notice of acceleration or (y) the date of acceleration of any Indebtedness under the Credit Facility; and provided, further, that in the event of an acceleration based upon an Event of Default set forth in clause (vi) above, such declaration of acceleration shall be automatically annulled if the holders of Indebtedness which is the subject of such acceleration have rescinded their declaration of acceleration in respect of such Indebtedness or such Payment Default shall have been cured or waived within 30 days thereof and no other Event of Default has occurred during such 30-day period which has not been cured, paid or waived. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the Issuer or any of its Significant Subsidiaries all outstanding Notes will become due and payable without further action or notice. Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to certain limitations, holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from holders of the Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in their interest.

    In the case of any Event of Default occurring by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Issuer with the intention of avoiding payment of the premium that the Issuer would have had to pay if the Issuer then had elected to redeem the Notes pursuant to the optional redemption provisions of the Indenture, an equivalent premium shall also become and be immediately due and payable to the extent permitted by law upon the acceleration of the Notes. If an Event of Default occurs prior to March 15, 2003 by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Issuer with the intention of avoiding the prohibition on redemption of the Notes prior to March 15, 2003, then the premium specified in the Indenture shall also become immediately due and payable to the extent permitted by law upon the acceleration of the Notes.

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    The holders of a majority in aggregate principal amount of the Notes then outstanding by notice to the Trustee may on behalf of the holders of all of the Notes waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest on, or the principal of, the Notes.

    The Issuer is required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Issuer is required upon becoming aware of any Default or Event of Default, to deliver to the Trustee a statement specifying such Default or Event of Default.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND STOCKHOLDERS

    No director, officer, employee, incorporator or stockholder of the Issuer (other than the Guarantor) or the Guarantor, as such, shall have any liability for any obligations of the Issuer or the Guarantor under the Notes, the Indenture, the Guarantee or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the Commission that such a waiver is against public policy.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

    The Issuer may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding Notes and all obligations of the Guarantor under the Guarantee ("Legal Defeasance") except for (i) the rights of holders of outstanding Notes to receive payments in respect of the principal of, premium and Liquidated Damages, if any, and interest on such Notes when such payments are due from the trust referred to below, (ii) the Issuer's obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust, (iii) the rights, powers, trusts, duties and immunities of the Trustee, and the Issuer's obligations in connection therewith and (iv) the Legal Defeasance provisions of the Indenture. In addition, the Issuer may, at its option and at any time, elect to have the obligations of the Issuer and the Guarantor released with respect to certain covenants that are described in the Indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to the Notes.

    In order to exercise either Legal Defeasance or Covenant Defeasance, (i) the Issuer must irrevocably deposit with the Trustee, in trust, for the benefit of the holders of the Notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium and Liquidated Damages, if any, and interest on the outstanding Notes on the stated maturity or on the applicable redemption date, as the case may be, and the Issuer must specify whether the Notes are being defeased to maturity or to a particular redemption date; (ii) in the case of Legal Defeasance, the Issuer shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that (A) the Issuer has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred; (iii) in the case of Covenant Defeasance, the Issuer shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that

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the holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred; (iv) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit; (v) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the Indenture) to which the Issuer or any of its Subsidiaries is a party or by which the Issuer or any of its Subsidiaries is bound; (vi) the Issuer must have delivered to the Trustee an opinion of counsel to the effect that after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally; (vii) the Issuer must deliver to the Trustee an Officers' Certificate stating that the deposit was not made by the Issuer with the intent of preferring the holders of Notes over the other creditors of the Issuer with the intent of defeating, hindering, delaying or defrauding creditors of the Issuer or others; and (viii) the Issuer must deliver to the Trustee an Officers' Certificate and an opinion of counsel, each stating that all conditions precedent provided for relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

TRANSFER AND EXCHANGE

    A holder may transfer or exchange Notes in accordance with the Indenture. The Registrar and the Trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents and the Issuer may require a holder to pay any taxes and fees required by law or permitted by the Indenture. The Issuer is not required to transfer or exchange any Note selected for redemption. Also, the Issuer is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

    The registered holder of a Note will be treated as the owner of it for all purposes.

AMENDMENT, SUPPLEMENT AND WAIVER

    Except as provided in the next two succeeding paragraphs, the Indenture or the Notes may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes), and any existing Default or Event of Default or compliance with any provision of the Indenture or the Notes may be waived with the consent of the holders of a majority in principal amount of the then outstanding Notes (including consents obtained in connection with a tender offer or exchange offer for Notes).

    Without the consent of each holder affected, an amendment or waiver may not (with respect to any Notes held by a non-consenting holder): (i) reduce the principal amount of Notes whose holders must consent to an amendment, supplement or waiver, (ii) reduce the principal of or change the fixed maturity of any Note or alter the provisions with respect to the redemption of the Notes (other than provisions relating to the covenants described above under the caption "--Repurchase at the Option of holders"), (iii) reduce the rate of or change the time for payment of interest on any Note, (iv) waive a Default or Event of Default in the payment of principal of or premium, if any, or interest on the Notes (except a rescission of acceleration of the Notes by the holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration), (v) make any Note payable in money other than that stated in the Notes, (vi) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of holders of Notes to receive payments of principal of or premium, if any, or interest on the Notes, (vii) waive a redemption payment with respect to any Note (other than a payment required by one of the covenants described above under the caption

"--Repurchase at the Option of Holders") or (viii) make any change in the foregoing amendment and waiver provisions. In addition, any amendment to the provisions of Article 10 of the Indenture (which relate to subordination) will require the consent of the holders of at least 75% in aggregate principal amount of the Notes then outstanding if such amendment would adversely affect the rights of holders of Notes.

    Notwithstanding the foregoing, without the consent of any holder of Notes, the Issuer, the Guarantor and the Trustee may amend or supplement the Indenture or the Notes to cure any ambiguity, defect or inconsistency, to provide for uncertificated Notes in addition to or in place of certificated Notes, to provide for the assumption of the Issuer's and the Guarantor's obligations to holders of Notes in the case of a merger or consolidation, to make any change that would provide any additional rights or benefits to the holders of Notes or that does not adversely affect the legal rights under the Indenture of any such holder, or to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act.

CONCERNING THE TRUSTEE

    The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Issuer, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

    The holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any holder of Notes, unless such holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

ADDITIONAL INFORMATION

    Anyone who receives this Prospectus may obtain a copy of the Indenture and Registration Rights Agreement without charge by writing to The Musicland Group, Inc., 10400 Yellow Circle Drive, Minnetonka, Minnesota 55343-9143; Attention:
General Counsel.

BOOK-ENTRY, DELIVERY AND FORM

    The New Notes initially will be represented by one or more New Notes in registered, global form without interest coupons (collectively, the "Global Notes") and will be deposited upon issuance with the Trustee as custodian for The Depository Trust Company ("DTC"), in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant as described below. Except in the limited circumstances described below, under "Exchange of Book-Entry Notes for Certificated Notes," owners of beneficial interests in a Global Note will not be entitled to receive delivery of certificated Notes.

    Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for Notes in certificated form except in the limited circumstances described below. See "Exchange of Book-Entry Notes for Certificated Notes."

    The Notes may be presented for registration of transfer and exchange at the offices of the Registrar.

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    DEPOSITORY PROCEDURES

    DTC has advised the Issuer that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the "Participants") and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of Participants. The Participants include securities brokers and dealers (including the Initial Purchasers), banks, trust companies, clearing corporations and certain other organization. Access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the "Indirect Participants"). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or Indirect Participants. The ownership interest and transfer of ownership interest of each actual purchaser of each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

    DTC has also advised the Issuer that pursuant to procedures established by it, (i) upon deposit of the Global Notes, DTC will credit the accounts of Participants designated by the Initial Purchaser with portions of the principal amount of Global Notes and (ii) ownership of such interests in the Global Notes will be shown on, and the transfer of ownership thereof will be effected only through records maintained by DTC (with respect to Participants) or by Participants and the Indirect Participants (with respect to other owners of beneficial interests in the Global Notes).

    Investors in the Global Notes may hold their interests therein directly through DTC, if they are Participants in such system, or indirectly through organizations (including Euroclear and Cedel Bank) that are Participants in such system. Euroclear and Cedel Bank will hold interests in the Global Notes on behalf of their Participants through customers' securities accounts in their respective names on the books of their respective depositaries, which are Morgan Guaranty Trust Company of New York, Brussels office, as operator of Euroclear, and Citibank, N.A. as operator of Cedel. The depositaries, in turn, will hold such interests in the Global Notes in customers' securities accounts in the depositaries' names on the books of DTC. All interests in a Global Note, including those held through Euroclear or Cedel Bank, may be subject to the procedures and requirements of DTC. Those interests held by Euroclear or Cedel Bank may be also be subject to the procedures and requirements of such system.

    The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interest in a Global Note to such persons may be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants and certain banks, the ability of a person having a beneficial interest in a Global Note to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of physical certificate evidencing such interest. For certain other restrictions on the transferability of the Notes, see "Exchange of Book-Entry Notes for Certificated Notes."

    EXCEPT AS DESCRIBED BELOW, OWNERS OF INTERESTS IN THE GLOBAL NOTES WILL NOT HAVE NOTES REGISTERED IN THEIR NAMES, WILL NOT RECEIVE PHYSICAL DELIVERY OF NOTES IN CERTIFICATED FORM AND WILL NOT BE CONSIDERED THE REGISTERED OWNERS OR HOLDERS THEREOF UNDER THE INDENTURE FOR ANY PURPOSE.

    Payments in respect of the principal and premium and Liquidated Damages, if any, and interest on a Global Note registered in the name of DTC or its nominee will be payable by the Trustee to DTC or its nominee in its capacity as the registered holder under the Indenture. Under the terms of the Indenture, the Issuer and the Trustee will treat the persons in whose names the Notes, including the Global Notes, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, neither the Issuer, the Trustee nor any agent of the Issuer or the Trustee has or will have any responsibility or liability for (i) any aspect of DTC's records or any Participant's or Indirect Participant's records relating to or payments made on account of beneficial ownership interests in the Global Notes, or for maintaining, supervising or reviewing any of DTC's records

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or any Participant's or Indirect Participant's records relating to the beneficial ownership interests in the Global Notes or (ii) any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

    DTC has advised the Issuer that its current practice, upon receipt of any payment in respect of securities such as the Notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date, in amounts proportionate to their respective holdings in principal amount of beneficial interests in the relevant security such as the Global Notes as shown on the records of DTC. Payments by Participants and the Indirect Participants to the beneficial owners of Notes will be governed by standing instructions and customary practices and will not be the responsibility of DTC, the Trustee or the Issuer. Neither the Issuer nor the Trustee will be liable for any delay by DTC or its Participants in identifying the beneficial owners of the Notes, and the Issuer and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee as the registered owner of the Notes for all purposes. Except for trades involving only Euroclear and Cedel Bank participants, interests in the Global Notes will trade in DTC's Same-Day Funds Settlement System and secondary market trading activity in such interests will therefore settle in immediately available funds, subject in all cases to the rules and procedures of DTC and its participants.

    Transfers between Participants in DTC will be effected in accordance with DTC's procedures, and will be settled in same-day funds. Transfers between participants in Euroclear and Cedel Bank will be effected in the ordinary way in accordance with their respective rules and operating procedures.

    Subject to compliance with the transfer restrictions applicable to the Notes described herein, cross-market transfers between Participants in DTC, on the one hand, and Euroclear or Cedel Bank participants, on the other hand, will be effected through DTC in accordance with DTC's rules on behalf of Euroclear or Cedel Bank, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Cedel Bank, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Cedel Bank, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day fund settlement applicable to DTC. Euroclear participants and Cedel Bank participants may not deliver instructions directly to the depositaries for Euroclear or Cedel Bank.

    Because of time zone differences, the securities accounts of a Euroclear or Cedel Bank participant purchasing an interest in a Global Note from a Participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Cedel Bank participant, during the securities settlement processing day (which must be a business day for Euroclear or Cedel
Bank) immediately following the settlement date of DTC. Cash received in Euroclear or Cedel Bank as a result of sales of interests in a Global Note by or through a Euroclear or Cedel Bank participant to a Participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Cedel Bank cash account only as of the business day for Euroclear or Cedel Bank following DTC's settlement date.

    DTC has advised the Issuer that it will take any action permitted to be taken by a holder of Notes only at the direction of one or more Participants to whose account DTC interests in the Global Notes are credited and only in respect of such portion of the aggregate principal amount of the Notes as to which such Participant or Participants has or have given direction. However, if there is an Event of Default under the Notes, DTC reserves the right to exchange Global Notes for legended Notes in certificated form, and to distribute such Notes to its Participants.

    The information in this section concerning DTC, Euroclear and Cedel Bank and their book-entry systems has been obtained from sources that the Issuer believes to be reliable, but the Issuer takes no responsibility for the accuracy thereof.

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
    Although DTC, Euroclear and Cedel have agreed to the foregoing procedures to facilitate transfers of interests in the Global Notes among participants in DTC, Euroclear and Cedel Bank, they are under no obligation to perform or to continue to perform such procedures, and such procedures may be discontinued at any time. Neither the Issuer or the Trustee will have any responsibility for the performance by DTC, Euroclear or Cedel Bank or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

    EXCHANGE OF BOOK-ENTRY NOTES FOR CERTIFICATED NOTES

    A Global Note is exchangeable for definitive Notes in registered certificated form if (i) DTC (x) notifies the Issuer that it is unwilling or unable to continue as depositary for the Global Note and the Issuer thereupon fails to appoint a successor depositary or (y) has ceased to be a clearing agency registered under the Exchange Act, (ii) the Issuer, at its option, notifies the Trustee in writing that it elects to cause the issuance of the Notes in certificated form or (iii) there shall have occurred and be continuing to occur a Default or an Event of Default with respect to the Notes. In addition, beneficial interests in a Global Note may be exchanged for certificated Notes upon request but only upon at least 20 days prior written notice given to the Trustee by or on behalf of DTC in accordance with customary procedures. In all cases, certificated Notes delivered in exchange for any Global Note or beneficial interest therein will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures).

SAME DAY SETTLEMENT AND PAYMENT

    The Indenture will require that payments in respect of the Notes represented by the Global Note (including principal, premium, if any, interest and Liquidated Damages, if any) be made by wire transfer of immediately available next day funds to the accounts specified by the Global Note Holder. With respect to Certificated Notes, the Issuer will make all payments of principal, premium, if any, interest and Liquidated Damages, if any, by wire transfer of immediately available funds to the accounts specified by the holders thereof or, if no such account is specified, by mailing a check to each such holder's registered address. The Issuer expects that secondary trading in the Certificated Notes will also be settled in immediately available funds.

CERTAIN DEFINITIONS

    Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

    "ACQUIRED DEBT" means, with respect to any specified Person, (i) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, including, without limitation, Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Subsidiary of such specified Person, and (ii) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

    "AFFILIATE" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the voting securities of a Person shall be deemed to be control.

    "ASSET SALE" means (i) the sale, lease, conveyance or other disposition of any assets or rights (including, without limitation, by way of a sale and leaseback) other than sales of inventory in the ordinary

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course of business consistent with past practices (provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of the Issuer and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the Indenture described above under the caption "--Change of Control" and/or the provisions described above under the caption "--Merger, Consolidation or Sale of Assets" and not by the provisions of the Asset Sale covenant), and (ii) the issue or sale by the Issuer or any of its Restricted Subsidiaries of Equity Interests of any of the Issuer's Restricted Subsidiaries, in the case of either clause (i) or (ii), whether in a single transaction or a series of related transactions (a) that have a fair market value in excess of $2.0 million or (b) for net proceeds in excess of $2.0 million. Notwithstanding the foregoing, the following will not be deemed to be Asset Sales: (i) a transfer of assets by the Issuer to a Wholly Owned Restricted Subsidiary or by a Wholly Owned Restricted Subsidiary to the Issuer or to another Wholly Owned Restricted Subsidiary, (ii) an issuance of Equity Interests by a Wholly Owned Restricted Subsidiary to the Issuer or to another Wholly Owned Restricted Subsidiary, and (iii) a Restricted Payment that is permitted by the covenant described above under the caption "--Restricted Payments."

    "ATTRIBUTABLE DEBT" in respect of a sale and leaseback transaction means, at the time of determination, the present value (discounted at the rate of interest implicit in such transaction, determined in accordance with GAAP) of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale and leaseback transaction (including any period for which such lease has been extended or may, at the option of the lessor, be extended).

    "CAPITAL LEASE OBLIGATION" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized on a balance sheet in accordance with GAAP.

    "CAPITAL STOCK" means (i) in the case of a corporation, corporate stock,
(ii) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock, (iii) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited) and
(iv) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

    "CASH FLOW COVERAGE RATIO" means, for any given period and person, the ratio of (i) Consolidated Cash Flow divided by (ii) Consolidated Interest Expense (except dividends paid or payable in additional shares of Capital Stock (other than Disqualified Stock)) in each case, without duplication; provided, however, that if an acquisition or sale of a person, business or asset or the issuance or repayment of Indebtedness occurred during the given period or subsequent to such period on or prior to the date of calculation, then such calculation for such period shall be made on a Pro Forma Basis.

    "CASH EQUIVALENTS" means (a) United States dollars, (b) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof having maturities of not more than six months from the date of acquisition, (c) certificates of deposit and eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers' acceptances with maturities not exceeding six months and overnight bank deposits, in each case with any domestic commercial bank having capital and surplus in excess of $500.0 million, (d) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (b) and (c) above entered into with any financial institution meeting the qualifications specified in clause (c) above, (e) commercial paper having the highest rating obtainable from Moody's Investors Service, Inc. or Standard & Poor's Ratings Group and in each case maturing within six months after the date of acquisition and (f) any fund investing exclusively in investments of the types described in clauses (a) through (e) above.

    "CHANGE OF CONTROL" means the occurrence of any of the following: (i) the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of MSC taken as a whole to any "person" (as such term is used in Section 13(d)(3) of the Exchange Act) other than the Principals or their Related Parties (as defined below), (ii) the adoption of a plan relating to the liquidation or dissolution of MSC, (iii) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any "person" (as defined above), other than the Principals and their Related Parties, becomes the "beneficial owner" (as such term is defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that a person shall be deemed to have "beneficial ownership" of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition), directly or indirectly, of more than 50% of the Voting Stock of MSC (measured by voting power rather than number of shares), (iv) the first day on which a majority of the members of the Board of Directors of MSC are not Continuing Directors or (v) MSC consolidates with, or merges with or into, any Person or sells, assigns, conveys, transfers, leases or otherwise disposes of all or substantially all of its assets to any Person, or any Person consolidates with, or merges with or into, MSC, in any such event pursuant to a transaction in which any of the outstanding Voting Stock of MSC is converted into or exchanged for cash, securities or other property, other than any such transaction where the Voting Stock of MSC outstanding immediately prior to such transaction is converted into or exchanged for Voting Stock (other than Disqualified Stock) of the surviving or transferee Person constituting a majority of the outstanding shares of such Voting Stock of such surviving or transferee Person (immediately after giving effect to such issuance).

    "CONSOLIDATED CASH FLOW" means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period plus (i) an amount equal to any extraordinary loss plus any net loss realized in connection with an Asset Sale (to the extent such losses were deducted in computing such Consolidated Net Income), plus (ii) provision for taxes based on income or profits of such Person and its Subsidiaries for such period, to the extent that such provision for taxes was included in computing such Consolidated Net Income, plus (iii) Consolidated Interest Expense of such Person and its Subsidiaries for such period, to the extent deducted in computing such Consolidated Net Income, plus (iv) depreciation, amortization (including amortization of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income, minus (v) non-cash items increasing such Consolidated Net Income for such period; provided, however, that if an acquisition or sale of a person, business or asset or the incurrence or repayment of Indebtedness occurred during the given period or subsequent to such period and on or prior to the date of calculation, then such calculation shall be made on a Pro Forma Basis. Notwithstanding the foregoing, the provision for taxes on the income or profits of, and the depreciation and amortization and other non-cash charges of, a Subsidiary of the referent Person shall be added to Consolidated Net Income to compute Consolidated Cash Flow only to the extent that a corresponding amount would be permitted at the date of determination to be dividended to the Issuer by such Subsidiary without prior governmental approval (that has not been obtained), and without direct or indirect restriction pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Subsidiary or its stockholders.

    "CONSOLIDATED INTEREST EXPENSE" means, for any given period and Person, the aggregate of (i) the interest expense in respect of all Indebtedness of such person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP (including, without duplication, amortization of original issue discount on any such Indebtedness, all non-cash interest payments, the interest portion of any deferred payment obligation, the interest component of Capital Lease Obligations, and amortization of deferred financing fees) and (ii) the product of (a) all cash dividend payments (and, in the case of a Person that is a Restricted Subsidiary, dividends paid or payable in additional shares of Disqualified Stock) on any series of preferred stock of such Person and its Restricted Subsidiaries payable

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to a party other than the Issuer or a wholly owned Subsidiary, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, on a consolidated basis and in accordance with GAAP; provided, however, that for the purpose of the Cash Flow Coverage Ratio, Consolidated Interest Expense shall be calculated on a Pro Forma Basis.

    "CONSOLIDATED NET INCOME" means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that (i) the Net Income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid in cash to the referent Person or a Wholly Owned Restricted Subsidiary thereof, (ii) the Net Income of any Restricted Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Subsidiary or its stockholders,
(iii) the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition shall be excluded, (iv) the cumulative effect of a change in accounting principles shall be excluded and (v) the Net Income of any Unrestricted Subsidiary shall be excluded, whether or not distributed to the Issuer or one of its Restricted Subsidiaries for purposes of the covenant described under the covenant "Incurrence of Indebtedness and Issuance of Preferred Stock."

    "CONTINUING DIRECTORS" means, as of any date of determination, any member of the Board of Directors of MSC who (i) was a member of such Board of Directors on the date of the original issuance of the Notes or (ii) was nominated for election to such Board of Directors with the approval of, or whose election to the Board of Directors of MSC was ratified by, at least a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election.

    "CREDIT AGENT" means Morgan Guaranty Trust Company of New York, in its capacity as Agent for the lenders party to the Credit Facility or any successor thereto or any person otherwise appointed.

    "CREDIT FACILITY" means (i) the Credit Agreement dated October 7, 1994 among the Issuer, MSC, the various lenders party thereto from time to time and Morgan Guaranty Trust Company of New York, as Agent, as amended by an Amendment No. 1 dated as of February 24, 1995, an Amendment No. 2 dated as of April 9, 1996, an Amendment No. 3 dated as of October 18, 1996, an Amendment No. 4 dated as of June 16, 1997 and an Amendment No. 5 effective as of the Closing of the Offering, together with the related documents thereto (including any guarantee agreement and securing documents), and (ii) the Term Loan Agreement dated as of June 16, 1997 among the Issuer, MSC, various financial institutions and Morgan Guaranty Trust Company of New York, as agent, together with the related documents thereto (including any guarantee agreement and securing documents), in each case, as such agreements may be amended (including any amendment and restatement thereof), supplemented or otherwise modified or replaced (including with other lenders) from time to time and including any agreement extending the maturity of, refinancing, modifying, increasing, substituting for or otherwise restructuring (including, but not limited to, the inclusion of additional or different or substitute lenders or bank agents thereunder) all or any portion of the Indebtedness, including changing the borrowing limits, under such agreement or any successor or replacement agreement, regardless of whether the Credit Facility or any portion thereof was outstanding or in effect at the time of such replacement, refinancing, increase, substitution, extension, restructuring, supplement or modification.

    "DEFAULT" means any event that is or with the passage of time or the giving of notice or both would be an Event of Default.

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    "DESIGNATED SENIOR DEBT" means (i) any Indebtedness outstanding under the
Credit Facility and (ii) any other Senior Debt permitted under the Indenture the principal amount of which is $25 million or more and that has been designated by the Issuer as "Designated Senior Debt".

    "DISQUALIFIED STOCK" means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, on or prior to the date that is 91 days after the date on which the Notes mature; provided, however, that any Capital Stock that would not qualify as Disqualified Stock but for change of control provisions shall not constitute Disqualified Stock if the provisions are not more favorable to the holders of such Capital Stock than the provisions described under "--Change of Control" applicable to the holders of the Notes.

    "EQUITY INTERESTS" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

    "EXISTING INDEBTEDNESS" means Indebtedness of the Issuer and its Subsidiaries (other than Indebtedness under the Credit Facility) in existence on the date of the Indenture, until such amounts are repaid.

    "GAAP" means generally accepted accounting principles in the United States of America as in effect from time to time set forth in the opinions and pronouncements of the Accounting Principles Board and the American Institute of Certified Public Accountants and the statements and pronouncements of the Financial Accounting Standards Board, or in such other statements by such other entity as may be in general use by significant segments of the accounting profession, which are applicable to the circumstances as of the date of determination; provided, however, that except as otherwise provided, all calculations made for purposes of determining compliance with the terms of the covenants set forth in "--Certain Covenants" and other provisions of the Indenture shall utilize GAAP in effect at the date of the Indenture.

    "GOVERNMENT SECURITIES" means direct obligations of, or obligations guaranteed by, the United States of America for the payment of which guarantee or obligations the full faith and credit of the United States is pledged.

    "GUARANTEE" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness.

    "HEDGING OBLIGATIONS" means, with respect to any Person, the obligations of such Person under (i) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements and (ii) other agreements or arrangements designed to protect such Person against fluctuations in interest rates or currency rates.

    "INDEBTEDNESS" means, with respect to any Person, any indebtedness of such Person, whether or not contingent, in respect of borrowed money or evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof) or banker's acceptances or representing Capital Lease Obligations or the balance deferred and unpaid of the purchase price of any property or representing any Hedging Obligations, except any such balance that constitutes an accrued expense or trade payable or obligations with respect to consigned inventory, if and to the extent any of the foregoing indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, as well as all indebtedness of others secured by a Lien on any asset of such Person (whether or not such indebtedness is assumed by such Person) and, to the extent not otherwise included, the Guarantee by such Person of any indebtedness of any other Person. The amount of any Indebtedness outstanding as of any date shall be (i) the accreted value thereof, in the case of any Indebtedness that does not require current payments of interest, and (ii) the principal amount thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness.

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    "INSOLVENCY OR LIQUIDATION PROCEEDING" means (i) any insolvency or bankruptcy case or proceeding, or any receivership, liquidation, reorganization or other similar case or proceeding, relative to the Issuer or to the creditors of the Issuer, as such, or to the assets of the Issuer, or (ii) any liquidation, dissolution, reorganization or winding up of the Issuer, whether voluntary or involuntary and involving insolvency or bankruptcy, or (iii) any assignment for the benefit of creditors or any other marshaling of assets and liabilities of the Issuer.

    "INVESTMENTS" means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the forms of direct or indirect loans (including guarantees of Indebtedness or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If the Issuer or any Restricted Subsidiary of the Issuer sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of the Issuer such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of the Issuer, the Issuer shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Equity Interests of such Restricted Subsidiary not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption "--Restricted Payments."

    "LIEN" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction).

    "NET INCOME" means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however, (i) any gain (but not loss), together with any related provision for taxes on such gain (but not loss), realized in connection with (a) any Asset Sale (including, without limitation, dispositions pursuant to sale and leaseback transactions) or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries and (ii) any extraordinary or nonrecurring gain (but not loss), together with any related provision for taxes on such extraordinary or nonrecurring gain (but not loss).

    "NET PROCEEDS" means the aggregate cash proceeds received by the Issuer or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees, and sales commissions) and any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

    "NON-RECOURSE DEBT" means Indebtedness (i) as to which neither the Issuer nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable (as a guarantor or otherwise), or (c) constitutes the lender; (ii) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness (other than holders of the Notes being offered hereby and lenders under the Credit Facility) of the Issuer or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable

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prior to its stated maturity; and (iii) as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of the Issuer or any of its Restricted Subsidiaries.

    "OBLIGATIONS" means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

    "PERMITTED BUSINESS" means any of the businesses and any other businesses related to the businesses engaged in by the Issuer and its respective Restricted Subsidiaries on the date of the Indenture.

    "PERMITTED INVESTMENTS" means (a) any Investment in the Issuer or in a Wholly Owned Restricted Subsidiary of the Issuer that is engaged in a Permitted Business; (b) any Investment in Cash Equivalents; (c) any Investment by the Issuer or any Restricted Subsidiary of the Issuer in a Person, if as a result of such Investment (i) such Person becomes a Wholly Owned Restricted Subsidiary of the Issuer that is engaged in a Permitted Business or (ii) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Issuer or a Wholly Owned Restricted Subsidiary of the Issuer that is engaged in a Permitted Business; (d) any Restricted Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption "--Repurchase at the Option of holders--Asset Sales"; (e) any acquisition of assets solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of the Issuer or MSC; (f) stock, obligations or securities received in satisfaction of judgment and (g) Hedging Obligations entered into in the ordinary course of business and otherwise permitted under the Indenture.

    "PERMITTED REFINANCING INDEBTEDNESS" means any Indebtedness of the Issuer or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of the Issuer or any of its Restricted Subsidiaries; provided that:
(i) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount of (or accreted value, if applicable), plus accrued interest on, the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus the amount of reasonable expenses incurred in connection therewith); (ii) such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; (iii) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the Notes, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the Notes on terms at least as favorable to the holders of Notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and (iv) such Indebtedness is incurred either by the Restricted Subsidiary who is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded or by the Issuer.

    "PRINCIPALS" means Messrs. Eugster, Benson, Wachsman and Ross.

    "PRO FORMA BASIS" means, for purposes of determining Consolidated Net Income in connection with the Cash Flow Coverage Ratio (including in connection with the covenants described above under the captions "--Certain Covenants--Restricted Payments" and "--Merger, Consolation, or Sale of Assets" and the incurrence of Indebtedness pursuant to the first sentence of the covenant described above under the caption "--Certain Covenants--Incurrence of Indebtedness and Issuance of Preferred Stock"), giving pro forma effect to (x) any acquisition, by way of merger, consolidation or otherwise, or sale of a person, business or asset, related incurrence, repayment or financing of Indebtedness or other related transactions, including any Restructuring Charges which would otherwise be accounted for as an adjustment permitted by Regulation S-X under the Securities Act or on a pro forma basis under GAAP, or (y) any incurrence, repayment or refinancing of any Indebtedness and the application of the proceeds therefrom; in each case, which occurred during the relevant period or subsequent to such period and on or prior to the date of

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calculation, as if such acquisition or sale and related transactions and any
Restructuring Charges, incurrence, repayment or refinancing were realized on the first day of the relevant period permitted by Regulation S-X under the Securities Act or on a pro forma basis under GAAP. For purposes of this definition, whenever pro forma effect is to be given to an acquisition of a person, business or asset, the amount of income or earnings relating thereto, and the amount of Consolidated Interest Expense associated with any Indebtedness issued in connection therewith, the pro forma calculations will be determined in good faith by the chief financial officer of the Issuer as specified in an Officers' Certificate of the Issuer delivered to the Trustee. Furthermore, in calculating the Cash Flow Coverage Ratio, (1) interest on outstanding Indebtedness determined on a fluctuating basis as of the determination date and which will continue to be so determined thereafter shall be deemed to have accrued at a fixed rate per annum equal to the rate of interest on such Indebtedness in effect on the determination date; (2) if interest on any Indebtedness actually incurred on the determination date may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rates, then the interest rate in effect on the determination date will be deemed to have been in effect during the relevant period; and (3) notwithstanding clause (1) above, interest on Indebtedness determined on a fluctuating basis, to the extent such interest is covered by agreements relating to interest rate swaps or similar interest rate protection Hedging Obligations, shall be deemed to accrue at the rate per annum resulting after giving effect to the operation of such agreements.

    "PUBLIC EQUITY OFFERING" means a public offering of Equity Interests (other than Disqualified Stock) of (i) the Issuer; or (ii) MSC to the extent the net proceeds thereof are contributed to the Issuer as a capital contribution, that, in each case, results in the net proceeds to the Issuer of at least $25.0 million.

    "RELATED PARTY" with respect to any Principal means any spouse or immediate family member or any controlled Affiliate of any such Principal, any trusts for the benefit of any such Principal or such Principal's spouse or immediate family or, in the event of the incompetence or death of any such Principal, such Principal's estate, executor, administrator, committee or other personal representative, in each case who will beneficially own or have the right to acquire, directly or indirectly, Voting Stock of MSC.

    "REPRESENTATIVE" means the trustee, agent or representative for any Senior Debt.

    "RESTRICTED INVESTMENT" means an Investment other than a Permitted
Investment.

    "RESTRICTED SUBSIDIARY" of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

    "RESTRUCTURING CHARGES" means any charges or expenses in respect of restructuring or consolidating any business, operations or facilities, any compensation or headcount reduction, or any other cost savings, of any persons or businesses either alone or together with the Issuer or any Restricted Subsidiary, as permitted by GAAP or Regulation S-X under the Securities Act; provided that any cost savings of less than $10.0 million, shall be evidenced by an Officers' Certificate delivered to the Trustee and any cost savings of $10.0 million or more shall be evidenced by a resolution of the Board of Directors set forth in an Officers' Certificate delivered to the Trustee.

    "SENIOR DEBT" means (i) all Indebtedness outstanding under the Credit Facility, including any Guarantee thereof and all Hedging Obligations with respect thereto, (ii) any other Indebtedness permitted to be incurred by the Issuer under the terms of the Indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is on a parity with or subordinated in right of payment to the Notes, (iii) all Obligations with respect to the foregoing, and (iv) all interest with respect to the foregoing clauses (i) and (ii) accruing during the pendency of an Insolvency or Liquidation Proceeding, whether or not allowed or allowable thereunder. Notwithstanding anything to the contrary in the foregoing, Senior Debt will not include (w) any liability for federal, state, local or other taxes owed or owing by the Issuer, (x) any Indebtedness of the Issuer to any of its Subsidiaries or other Affiliates, (y) any trade payables or liability to trade creditors or obligations with respect to consigned inventory arising in the

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ordinary course of business (including guarantees thereof or instruments evidencing such liabilities) or (z) any Indebtedness that is incurred in violation of the Indenture.

    "SIGNIFICANT SUBSIDIARY" means any Subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date hereof.

    "STATED MATURITY" means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which such payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and shall not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

    "SUBSIDIARY" means, with respect to any Person, (i) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof) and (ii) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or one or more Subsidiaries of such Person (or any combination thereof).

    "UNRESTRICTED SUBSIDIARY" means any Subsidiary that is designated by the Board of Directors as an Unrestricted Subsidiary pursuant to a resolution of the Board of Directors; but only to the extent that such Subsidiary: (a) has no Indebtedness other than Non-Recourse Debt; (b) is not party to any agreement, contract, arrangement or understanding with the Issuer or any Restricted Subsidiary of the Issuer unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Issuer or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Issuer; (c) is a Person with respect to which neither the Issuer nor any of its Restricted Subsidiaries has any direct or indirect obligation (x) to subscribe for additional Equity Interests or (y) to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results; (d) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Issuer or any of its Restricted Subsidiaries; and (e) has at least one director on its board of directors that is not a director or executive officer of the Issuer or any of its Restricted Subsidiaries and has at least one executive officer that is not a director or executive officer of the Issuer or any of its Restricted Subsidiaries. Any such designation by the Board of Directors shall be evidenced to the Trustee by filing with the Trustee a certified copy of the Board Resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing conditions and was permitted by the covenant described above under the caption "Certain Covenants-- Restricted Payments." If, at any time, any Unrestricted Subsidiary would fail to meet the foregoing requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary of the Issuer as of such date (and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption "Incurrence of Indebtedness and Issuance of Preferred Stock," the Issuer shall be in default of such covenant). The Board of Directors of the Issuer may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation shall be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of the Issuer of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation shall only be permitted if (i) such Indebtedness is permitted under the covenant described under the caption "Certain Covenants--Incurrence of Indebtedness and Issuance of Preferred Stock," and (ii) no Default or Event of Default would be in existence following such designation.

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    "VOTING STOCK" of any Person as of any date means the Capital Stock of such
Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

    "WEIGHTED AVERAGE LIFE TO MATURITY" means, when applied to any Indebtedness at any date, the number of years obtained by dividing (i) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment, by (ii) the then outstanding principal amount of such Indebtedness.

    "WHOLLY OWNED SUBSIDIARY" of any Person means a Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares) shall at the time be owned by such Person and/or by one or more Wholly Owned Subsidiaries of such Person.

    "2003 INDENTURE" means the Indenture dated as of June 17, 1993, among the Issuer, MSC and Harris Trust Savings Bank, as Trustee, relating to the 2003 Notes, as amended from time to time.

    "2003 NOTES" means the 9% Senior Subordinated Notes due 2003 of the Issuer issued pursuant to the 2003 Indenture.

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                 DESCRIPTION OF EXISTING FINANCING ARRANGEMENTS

    The following is a summary of certain indebtedness incurred by the Company, as such indebtedness exists on the date hereof. This summary is qualified in its entirety by reference to the definitive agreements and instruments governing the indebtedness.

CREDIT FACILITY

    REVOLVER AGREEMENT


    The Revolver Agreement Amendment, which became effective upon the closing of the sale of the Old Notes, reduces the combined aggregate commitments available under the Credit Facility from $295.0 million to $182.0 million (assuming net proceeds from the Offering of $144.3 million). As long as indebtedness of $50.0 million is outstanding under the Term Loan Agreement, the aggregate borrowings available under the Revolver Agreement, as amended, will be $132.0 million or, if less, 60% of the eligible inventory as of the last day of the most recent fiscal month. If the indebtedness under the Term Loan Agreement is paid when due, or prepaid, the aggregate borrowings available under the Revolver Agreement, as amended, increases to $182.0 million or, if less, 60% of the eligible inventory. "Eligible Inventory" is defined to include readily marketable assets of MGI of the type sold in the ordinary course of its business, provided that the Banks may exclude certain types of inventory that are determined not to be readily marketable or returnable to a vendor. If at any time the amount outstanding under the Revolver Agreement exceeds the amount available under the Eligible Inventory limit, MGI must repay the amount of such excess. Up to $50.0 million of the aggregate available commitments may be borrowed in the form of letters of credit. MGI had no borrowings under the Revolver Agreement at December 31, 1997 and had borrowings of $146.0 million at March 1, 1998. The highest balance outstanding under the Revolver Agreement during the year ended December 31, 1997 was $273.0 million and the average daily balance was $238.5 million. However, in 1997 the Company maintained an average month-end cash balance of $45.8 million and did not borrow the $50 million under the Term Loan Agreement until September 15, 1997. The weighted average interest rate of the Revolver, based on the average daily balance, was 8.0%. The Revolver Agreement will expire, and all amounts outstanding thereunder must be repaid, on October 7, 1999. MGI may borrow and repay amounts under the Revolver Agreement from time to time before such date.


    Interest is payable monthly on borrowings under the Revolver Agreement at rates based on, at the option of MGI, (i) Morgan's prime lending rate or (ii) the one, two or three months London Interbank Offered Rate for U.S. dollar deposits ("LIBOR"). In each case, MGI has a specified additional margin that is currently 0.25% for loans based on Morgan's prime rate, increasing to 0.5% on April 30, 1998, and 1.75% for loans based on LIBOR, increasing to 2.0% on April 30, 1998. The default interest rate is Morgan's prime rate plus 2.25%, increasing to 2.5% on April 30, 1998.

    The Revolver Agreement contains covenants that, subject to certain exceptions, restrict the Company's ability to: (i) make investments and capital expenditures; (ii) incur debt and issue guarantees; (iii) pay dividends on or make other distributions with respect to its capital stock or redeem or purchase any capital stock; (iv) make any principal payments on or redeem or purchase any subordinated debt; (v) sell assets; (vi) create, assume or suffer to exist liens on its assets; (vii) engage in transactions with affiliates; (viii) amend the Company's certificates of incorporation; and (ix) engage in mergers or sell, lease or otherwise transfer all or any substantial part of its assets to any other person. The Revolver Agreement Amendment does permit use of proceeds of the Offering to repay the Mortgage Notes Payable and redeem the 2003 Notes in certain circumstances. The Revolver Agreement prohibits MSC from engaging in any activity other than owning MGI and providing services to and management of MGI and prohibits MGI from primarily engaging in any business other than a business of the same general type conducted on the date of the Revolver Agreement.

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    The Revolver Agreement also requires that the Company satisfy certain financial tests and maintain certain financial ratios. In addition, for any borrowings which result in a net increase in total outstanding borrowings, total trade accounts payable must be equal to or greater than the total outstanding borrowings. The Company would not have been in compliance with the financial covenants in the Revolver Agreement without certain amendments and waivers which were received throughout 1996 and 1997, with the last such amendment completed in June 1997 concurrent with entering into the Term Loan Agreement. As amended or waived, all covenants and financial tests were complied with for all quarters through December 31, 1997.

    Upon the occurrence of an event of default under the Revolver Agreement, the Banks may cease making loans and terminate the Revolver Agreement and declare all amounts outstanding under the Revolver Agreement immediately due and payable. The Revolver Agreement specifies a number of "events of default" including, among others, the failure to make timely principal and interest payments or to perform the covenants or to meet the financial tests or maintain the financial ratios contained therein.

    MGI's obligations under the Revolver Agreement are guaranteed by MSC and the wholly-owned subsidiaries of MGI and secured by a pledge by MGI of all the capital stock of its wholly-owned consolidated subsidiaries.

    TERM LOAN AGREEMENT

    The Term Loan Agreement provides for a loan of $50 million, which amount was borrowed on September 15, 1997 and must be repaid in installments of $25 million on each of December 14, 1998 and February 15, 1999. Interest is payable monthly at rates equal to, at the option of MGI, (i) Morgan's prime lending rate plus 1.0% or (ii) one month LIBOR plus 2.0%. The default interest rate is Morgan's prime rate plus 3.0%. All obligations under the Term Loan are guaranteed by MSC and MGI's wholly-owned consolidated subsidiaries and are secured by a first-priority lien on all inventory of MGI and its wholly-owned consolidated subsidiaries.

    The Term Loan Agreement contains a trailing four quarters EBITDA test of $25 million and requires that the aggregate value of all inventory of MGI and its wholly-owned consolidated subsidiaries be at all times equal to or greater than $150 million. The Term Loan Agreement prohibits MSC from engaging in any activity other than owning MGI and providing services to and management of MGI and prohibits MGI from primarily engaging in any business other than a business of the same general type conducted on the date of the Term Loan Agreement. In addition, the Term Loan Agreement contains a covenant that, subject to certain exceptions, restricts the Company's ability to create, assume or suffer to exist liens on its assets. All covenants and financial tests have been complied with for all quarters through December 31, 1997.

    Upon the occurrence of an event of default under the Term Loan Agreement, the Banks may terminate the Term Loan Agreement and declare all amounts outstanding immediately due and payable. The Term Loan Agreement specifies a number of "events of default" including, among others, an acceleration of the Revolver Agreement (but not an event of default under the Revolver Agreement without acceleration) and the failure to make timely principal and interest payments or to perform the covenants or to meet the financial tests contained therein.

9% SENIOR SUBORDINATED NOTES DUE 2003

    In 1993 MGI issued $110 million principal amount of 2003 Notes. The 2003 Notes bear interest at the rate of 9%, payable semi-annually. The 2003 Notes beginning on June 15, 1998 may be redeemed, at the option of MSC, at a redemption price of 103.375% of their principal amount. The indenture for the 2003 Notes (the "2003 Indenture") specifies that the redemption price declines annually at June 15th, from 103.375% at June 15, 1998, to 102.250% at June 15, 1999, to 101.125% at June 15, 2000 and to 100% of the principal amount on or after June 15, 2001. The payment of the principal of, and premium, if any, and

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interest on, the 2003 Notes (other than credit for previously acquired or redeemed 2003 Notes) is subordinated in right of payment as set forth in the 2003 Indenture, to the payment when due of all Senior Debt (as defined in the 2003 Indenture) of the Company.

    The 2003 Indenture contains certain restrictions with respect to the conduct of the Company's business and certain restrictive covenants, including among others, limitations on the Company's ability to incur additional indebtedness, pay dividends or make other distributions on MSC's capital stock, make investments in, or loans to, any person, dispose of assets, create liens or incur any indebtedness which is subordinate in right of payment to Senior Debt, unless such indebtedness is subordinate in right of payment to, or ranks PARI PASSU with, the 2003 Notes. In addition, MSC may not effect a merger or consolidation unless certain financial tests are met.

    The 2003 Indenture specifies a number of "events of default" including, among others, a failure to make timely principal or interest payments or to perform the covenants contained therein. If an event of default occurs and is continuing, the Trustee under the 2003 Indenture or the holders of a specified principal amount of the outstanding 2003 Notes may declare the principal of and accrued but unpaid interest on all the 2003 Notes to be due and payable on the date provided for in accordance with the 2003 Indenture. An acceleration of the 2003 Notes may, under certain circumstances, be rescinded by the holders of a majority of the aggregate principal amount of the then outstanding 2003 Notes.

    In June 1997, the holders of a majority of the aggregate principal amount of the 2003 Notes approved an amendment to the 2003 Indenture which allowed the lien on the Company's inventory required by the Revolver Agreement and the Term Loan Agreement.

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                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

    The following is a general discussion of material United States federal income tax considerations applicable to the initial holders of the Notes. This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the "Code"), regulations, rulings and decisions currently in effect, all of which are subject to change (possibly with retroactive effect). The discussion does not purport to deal with all aspects of the United States federal taxation that may be relevant to particular investors in light of their particular circumstances (for example, to persons holding Notes as part of a conversion transaction or as part of a hedge or hedging transaction, or as a position in a straddle for tax purposes), nor does it discuss the United States federal income tax considerations applicable to certain types of investors subject to special treatment under the federal income tax laws (for example, insurance companies, tax-exempt organizations, financial institutions and persons who are not United States Holders or United States Alien Holders (each as defined below)). In addition, the discussion does not consider the effect of any foreign, state, local or other tax laws that may be applicable to a particular investor. The discussion assumes that investors hold the Notes as "capital assets" within the meaning of Section 1221 of the Code.

    The Issuer intends to treat the Notes as indebtedness and not as equity for United States federal income tax purposes, and the United States federal income tax considerations described below are based on that characterization. Such treatment, however, is not binding on the Internal Revenue Service ("IRS") (or the Courts), and there can be no assurance that the IRS would not argue (or that a court would not hold) that the Notes should be treated as equity for federal income tax purposes.

    HOLDERS OF THE NOTES SHOULD CONSULT THEIR TAX ADVISORS WITH REGARD TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION.

    As used herein, the term "United States Holder" means an owner of a Note that is, for United States federal income tax purposes, (i) a citizen or resident of the United States, (ii) a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, or
(iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source. The term also includes certain former citizens and certain former long-term residents of the United States.

    As used herein, the term "United States Alien Holder" means an owner of a Note that is, for United States federal income tax purposes, (i) a nonresident alien individual, (ii) a foreign corporation, (iii) a nonresident alien fiduciary of a foreign estate or trust or (iv) a foreign partnership one or more of the members of which is, for United States federal income tax purposes, a nonresident alien individual, a foreign corporation or a nonresident alien fiduciary of a foreign estate or trust.

TAX CONSEQUENCES TO UNITED STATES HOLDERS

INTEREST ON A NOTE

    The Notes were not issued with original issue discount for United States federal income tax purposes. Accordingly, interest and Liquidated Damages, if any, on a Note will generally be taxable to a United States Holder as ordinary interest income at the time it accrues or is received in accordance with the United States Holder's method of accounting for United States federal income tax purposes.

SALE OR RETIREMENT OF A NOTE

    Upon the sale or retirement of a Note, a United States Holder will recognize taxable gain or loss equal to the difference between the amount realized on the sale or retirement and such Holders adjusted tax basis in the Note.

EXCHANGE OFFER

    The exchange of Old Notes for New Notes pursuant to the Exchange Offer will not result in any United States federal income tax consequences to the United States Holders. When a United States Holder exchanges an Old Note for a New Note pursuant to the Exchange Offer, the Holder will have the same adjusted tax basis and holding period in the New Note as in the Old Note immediately before the exchange.

BACKUP WITHHOLDING AND INFORMATION REPORTING

    Certain noncorporate United States Holders may be subject to backup withholding at a rate of 31% on payments of principal, premium and interest (including Liquidated Damages and/or original issue discount, if any) on, and the proceeds of disposition of, a Note. Backup withholding will apply only if the United States Holder (i) fails to furnish its Taxpayer Identification Number ("TIN") which, for an individual, would be his Social Security number, (ii) furnishes an incorrect TIN, (iii) is notified by the IRS that it has failed to properly report payments of interest or dividends or (iv) under certain circumstances, fails to certify, under penalties of perjury, that it has furnished a correct TIN and has not been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments. United States Holders should consult their tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such an exemption if applicable.

    The amount of any backup withholding from a payment to a United States Holder will be allowed as a credit against such Holders United States federal income tax liability and may entitle such Holder to a refund, provided that the required information is furnished to the IRS.

TAX CONSEQUENCES TO UNITED STATES ALIEN HOLDERS

    Under present United States federal law, and subject to the discussion below concerning backup withholding, payments of principal, interest (including Liquidated Damages, if any) and premium on the Notes by the Issuer or any paying agent to any United States Alien Holder, and gain realized on the sale, exchange or other disposition of such Note, will not be subject to United States federal income or withholding tax, provided that: (i) such Holder does not own, actually or constructively, 10 percent or more of the total combined voting power of all classes of stock of the Issuer entitled to vote, is not a controlled foreign corporation related, directly or indirectly, to the Issuer through stock ownership, and is not a bank receiving interest described in Section 881(c)(3)(A) of the Code; (ii) the statement requirement set forth in Section 871(h) or Section 881(c) of the Code has been fulfilled with respect to the beneficial owner, as discussed below; (iii) such Holder is not an individual who is present in the United States for 183 days or more in the taxable year of disposition, or such individual does not have a "tax home" (as defined in Section 911(d)(3) of the Code) or an office or other fixed place of business in the United States; and (iv) such payments and gain are not effectively connected with the conduct by such Holder of a trade or business in the United States.

    As noted above, the Issuer intends to treat the Notes as indebtedness for United States federal income tax purposes. No assurance can be given, however, that the Issuer's treatment will not be challenged by the IRS. If the Notes were ultimately treated as equity rather than debt for United States federal income tax purposes, the portfolio interest exception would not apply and withholding tax at a flat rate of 30% (or a lower rate under an applicable income tax treaty) would be imposed on the payments of interest and Liquidated Damages, if any, on Notes to the extent of the Issuer's current or accumulated earnings and profits or on the entire amounts of such payments if the withholding agent does not know or cannot reasonably estimate the amount of such earnings and profits. Further, any such withholding could commence when the IRS first asserted that the Notes constituted equity; in such event, if the IRS did not ultimately prevail, the United States Alien Holders would be able to recover the tax withheld by filing a claim for refund with the IRS.

CERTAIN CERTIFICATION REQUIREMENTS

    Sections 871(h) and 881(c) of the Code require that, in order to obtain the portfolio interest exemption from the withholding tax described in the paragraphs above, either the beneficial owner of the Note, or a securities clearing organization, bank or other financial institution that holds customers securities in the ordinary course of its trade or business (a "Financial Institution") and that is holding the Note on behalf of such beneficial owner, file a statement with the withholding agent to the effect that the beneficial owner of the Note is not a United States Holder. Under current United States Treasury Regulations, such requirement will be fulfilled if the beneficial owner of a Note certifies on IRS Form W-8, under penalties of perjury, that it is not a United States Holder and provides its name and address, and any Financial Institution holding the Note on behalf of the beneficial owner files a statement with the withholding agent to the effect that it has received such a statement from the Holder (and furnishes the withholding agent with a copy thereof). Under recently finalized United States Treasury Regulations, which are generally applicable to payments made after December 31, 1998, certain United States Alien Holders would also need to provide their United States taxpayer identification numbers on such forms in order to fulfill such requirement.

    If a United States Alien Holder of a Note is engaged in a trade or business in the United States, and if interest on the Note is effectively connected with the conduct of such trade or business, the United States Alien Holder, although exempt from the withholding tax discussed in the preceding paragraphs, will generally be subject to regular United States income tax on interest and on any gain realized on the sale, exchange or other disposition of a Note in the same manner as if it were a United States Holder. In lieu of the certificate described in the preceding paragraph, such a Holder will be required to provide to the withholding agent a properly executed IRS Form 4224 (or the successor W-8
Form), in order to claim an exemption from withholding tax. Under recently finalized United States Treasury Regulations, a United States Alien Holder may also need to provide a United States taxpayer identification number on such form in order to fulfill such requirement. In addition, if such United States Alien Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments. For purposes of the branch profits tax, interest on and any gain recognized on the sale, exchange or other disposition of a Note will be included in the effectively connected earnings and profits of such United States Alien Holder if such interest or gain, as the case may be, is effectively connected with the conduct by the United States Alien Holder of a trade or business in the United States.

ESTATE TAXES

    Under Section 2105(b) of the Code, a Note held by an individual who is not a citizen or resident of the United States at the time of his death will not be subject to United States federal estate tax as a result of such individual's death, provided that the individual does not own, actually or constructively, 10 percent or more of the total combined voting power of all classes of stock of the Issuer entitled to vote and, at the time of such individual's death, payments with respect to such Note would not have been effectively connected to the conduct by such individual of a trade or business in the United States.

    As noted above, the Issuer intends to treat the Notes as indebtedness for United States federal income tax purposes. No assurance can be given, however, that the Issuer's treatment will not be challenged by the IRS. If the Notes were ultimately treated as equity rather than debt for United States federal income tax purposes, a United States Alien Holder who is treated as the owner of, or has made certain lifetime transfers of, an interest in the Notes will be required to include the value thereof in his or her gross estate for United States federal estate tax purposes, and may be subject to United States federal estate tax unless an applicable estate tax treaty provides otherwise.

BACKUP WITHHOLDING AND INFORMATION REPORTING

    Under current Treasury Regulations, backup withholding (31%) will not apply to payments by the Issuer made on a Note if the certifications required by Sections 871(h) and 881(c) of the Code are received, provided in each case that the Issuer or such paying agent, as the case may be, does not have actual knowledge that the payee is a United States person.

    Under current Treasury Regulations, payments on the sale, exchange or other disposition of a Note made to or through a foreign office of a broker generally will not be subject to backup withholding. However, if such broker is a United States person, a controlled foreign corporation for United States tax purposes, a foreign person 50 percent or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period or another United States related person described in Section 1.6049-5(c)(5) of the Treasury Regulations, information reporting will be required unless the broker has in its records documentary evidence that the beneficial owner is not a United States person and certain other conditions are met or the beneficial owner otherwise establishes an exemption. Under recently finalized Treasury Regulations, backup withholding may apply to any payment made after December 31, 1998 which such broker is required to report if such broker has actual knowledge that the payee is a United States person. Payments to or through the United States office of a broker will be subject to backup withholding and information reporting unless the Holder certifies, under penalties of perjury, that it is not a United States person or otherwise establishes an exemption.

    United States Alien Holders of Notes should consult their tax advisors regarding the application of information reporting and backup withholding in their particular situations, the availability of an exemption therefrom, and the procedure for obtaining such an exemption, if available. Any amounts withheld from a payment to a United States Alien Holder under the backup withholding rules will be allowed as a credit against such Holder's United States federal income tax liability and may entitle such Holder to a refund, provided that the required information is furnished to the IRS.

                              PLAN OF DISTRIBUTION


    Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with the resale of New Notes received in exchange for Old Notes where such Old Notes were acquired as a result of market-making activities or other trading activities. The Company has agreed that, starting on the Expiration Date and ending on the close of business one year after the Expiration Date, it will make this Prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until August 4, 1998 (90 days after the date of this Prospectus), all dealers effecting transactions in the New Notes may be required to deliver a prospectus.


    The Company will not receive any proceeds from any sale of New Notes by broker-dealers. New Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such New Notes. Any broker-dealer that resells New Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such New Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit of any such resale of New Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

    For a period of one year after the Expiration Date, the Company will promptly send additional copies of this Prospectus and any amendment or supplement to this Prospectus to any broker-dealer that requests such documents in a Letter of Transmittal. The Company has agreed to pay all expenses incident to the Exchange Offer (including the reasonable fees and expenses, if any, of one counsel for the Initial Purchasers of the Old Notes) other than commissions or concessions of any brokers or dealers and will indemnify the Holders of the Notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

    The validity of the Notes being offered hereby and certain other legal matters relating to the Exchange Offer will be passed upon for the Company by Moss & Barnett, a Professional Association, Minneapolis, Minnesota.

                                    EXPERTS

    The consolidated financial statements of the Company as of December 31, 1996 and 1997 and for each of the three years ended December 31, 1997, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included here in reliance upon the authority of said firm as experts in giving said report.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The Company hereby incorporates into this Prospectus and the related Registration Statement the following documents:

        (a) Annual Report on Form 10-K for the year ended December 31, 1997 filed with the Commission (File No. 1-11014); and

        (b) The Company's Proxy Statement for the Annual Meeting of Shareholders held on May 11, 1998.

    All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 subsequent to the date of this Offering Memorandum and prior to the termination of the Exchange Offer shall be deemed to be incorporated by reference into this Prospectus from the date of filing such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    Copies of these documents may be obtained from the Company upon request.

                             ADDITIONAL INFORMATION

    The Company has filed with the Securities and Exchange Commission (the "Commission"), Washington, D.C. 20549, a Registration Statement on Form S-4 (including all amendments thereto, the "Registration Statement") under the Securities Act of 1933, with respect to the New Notes offered in connection with the Exchange Offer. As permitted by the rules and regulations of the Commission, this Prospectus omits certain information contained in the Registration Statement. For further information with respect to the Company and the New Notes offered in connection with the Exchange Offer, reference is made to the Registration Statement and the exhibits and schedules filed therewith. Statements contained in this Prospectus concerning the contents of any contract or any other document referred to are not necessarily complete; reference is made in each instance to the copy of such contract or document filed as an exhibit to the Registration Statement. Each such statement is qualified in all respects by such reference to such exhibits. The Registration Statement, including exhibits and schedules thereto, may be inspected without charge at the Commission's principal office in Washington, D.C., and copies of all or any part thereof may be obtained from such office after payment of fees prescribed by the Commission. The Commission also maintains a Web site that contains reports, proxy statements and other information regarding registrants, including the Company, that file such information electronically with the Commission. The address of the Commission's Web site is http://www.sec.gov.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

              FINANCIAL STATEMENTS OF MUSICLAND STORES CORPORATION
                 AND THE MUSICLAND GROUP, INC. AND SUBSIDIARIES

    Separate financial statements of Musicland Stores Corporation ("MSC") and The Musicland Group, Inc. and Subsidiaries ("MGI") have not been presented. Since its formation, MSC has engaged in no independent business operations from MGI. The separate financial statements of MGI would be substantially the same as the consolidated financial statements of MSC, as all of the debt of MSC is guaranteed by MGI and would be "pushed down" to the financial statements of MGI.

                       CONSOLIDATED FINANCIAL STATEMENTS
                OF MUSICLAND STORES CORPORATION AND SUBSIDIARIES

                                                                                                               PAGE
                                                                                                             ---------
Report of Independent Public Accountants...................................................................     F-2

Consolidated Statements of Operations......................................................................     F-3

Consolidated Balance Sheets................................................................................     F-4

Consolidated Statements of Cash Flows......................................................................     F-5

Consolidated Statements of Stockholders' Equity............................................................     F-6

Notes to Consolidated Financial Statements.................................................................     F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Musicland Stores Corporation:

    We have audited the accompanying consolidated balance sheets of Musicland Stores Corporation (a Delaware Corporation) and Subsidiaries as of December 31, 1996 and 1997, and the related consolidated statements of operations, cash flows and stockholders' equity for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Musicland Stores Corporation and Subsidiaries as of December 31, 1996 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Minneapolis, Minnesota,
January 21, 1998

                 MUSICLAND STORES CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                  YEARS ENDED DECEMBER 31,
                                                                          ----------------------------------------
                                                                              1995          1996          1997
                                                                          ------------  ------------  ------------
Sales...................................................................  $  1,722,572  $  1,821,594  $  1,768,312
Cost of sales...........................................................     1,116,502     1,209,835     1,153,483
                                                                          ------------  ------------  ------------
  Gross profit..........................................................       606,070       611,759       614,829

Selling, general and administrative expenses............................       525,213       576,658       529,427
Depreciation and amortization...........................................        45,531        44,819        39,411
Goodwill write-down.....................................................       138,000        95,253       --
Restructuring charges...................................................       --             75,000       --
                                                                          ------------  ------------  ------------
  Operating income (loss)...............................................      (102,674)     (179,971)       45,991
Interest expense........................................................        27,881        32,967        31,720
                                                                          ------------  ------------  ------------
  Earnings (loss) before income taxes...................................      (130,555)     (212,938)       14,271
Income taxes............................................................         5,195       (19,200)          300
                                                                          ------------  ------------  ------------
  Net earnings (loss)...................................................  $   (135,750) $   (193,738) $     13,971
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------
Basic earnings (loss) per common share..................................  $      (4.00) $      (5.80) $       0.42
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------
Diluted earnings (loss) per common share................................  $      (4.00) $      (5.80) $       0.41
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------

          See accompanying Notes to Consolidated Financial Statements.

                 MUSICLAND STORES CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                                                DECEMBER 31,
                                                                                          ------------------------
                                                                                             1996         1997
                                                                                          -----------  -----------
                                                      ASSETS
Current assets:
  Cash and cash equivalents.............................................................  $   161,976  $     3,942
  Inventories...........................................................................      506,093      450,258
  Deferred income taxes.................................................................       11,800       10,600
  Other current assets..................................................................       31,492        8,768
                                                                                          -----------  -----------
    Total current assets................................................................      711,361      473,568

  Property, net.........................................................................      277,996      250,021

  Deferred income taxes.................................................................        1,200        2,400
  Other assets..........................................................................        6,358        7,906
                                                                                          -----------  -----------
    Total Assets........................................................................  $   996,915  $   733,895
                                                                                          -----------  -----------
                                                                                          -----------  -----------

                                       LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Current maturities of long-term debt..................................................  $     2,060  $    26,657
  Accounts payable......................................................................      406,642      357,183
  Restructuring reserve.................................................................       33,963      --
  Other current liabilities.............................................................      100,866      115,660
                                                                                          -----------  -----------
    Total current liabilities...........................................................      543,531      499,500

  Long-term debt........................................................................      394,539      166,430
  Other long-term liabilities...........................................................       56,226       49,195
  Commitments and contingent liabilities................................................

Stockholders' equity:
  Preferred stock ($.01 par value; shares authorized: 5,000,000; shares issued and
    outstanding: none)..................................................................      --           --
  Common stock ($.01 par value; shares authorized: 75,000,000; shares issued and
    outstanding: December 31, 1996, 34,301,956; December 31, 1997, 34,372,592)..........          343          344
  Additional paid-in capital............................................................      253,896      255,075
  Accumulated deficit...................................................................     (238,649)    (224,678)
  Deferred compensation.................................................................       (7,998)      (6,998)
  Common stock subscriptions............................................................       (4,973)      (4,973)
                                                                                          -----------  -----------
    Total stockholders' equity..........................................................        2,619       18,770
                                                                                          -----------  -----------
    Total Liabilities and Stockholders' Equity..........................................  $   996,915  $   733,895
                                                                                          -----------  -----------
                                                                                          -----------  -----------

          See accompanying Notes to Consolidated Financial Statements.

                 MUSICLAND STORES CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                                   YEARS ENDED DECEMBER 31,
                                                                             -------------------------------------
                                                                                1995         1996         1997
                                                                             -----------  -----------  -----------
OPERATING ACTIVITIES:
  Net earnings (loss)......................................................  $  (135,750) $  (193,738) $    13,971
  Adjustments to reconcile net earnings (loss) to net cash provided by
    (used in) operating activities:
    Depreciation and amortization..........................................       45,531       44,819       39,411
    Disposal of property...................................................        7,587        1,733        4,112
    Goodwill write-down....................................................      138,000       95,253      --
    Amortization of debt issuance costs and other..........................          516          658        1,234
    Other amortization.....................................................          364          234        1,022
    Restructuring charges..................................................      --            75,000      --
    Deferred income taxes..................................................       (3,400)         500      --
  Changes in operating assets and liabilities:
    Inventories............................................................      (41,866)      27,601       55,835
    Other current assets...................................................      (11,172)     (10,353)      22,724
    Accounts payable.......................................................      (53,388)       2,794      (61,520)
    Restructuring reserve..................................................      --           (24,092)     (12,231)
    Other current liabilities..............................................      (11,445)      (6,767)      14,843
    Other assets...........................................................       (1,079)        (590)      (1,483)
    Other long-term liabilities............................................        9,875        3,637       (3,305)
                                                                             -----------  -----------  -----------
      Net cash provided by (used in) operating activities..................      (56,227)      16,689       74,613
                                                                             -----------  -----------  -----------
INVESTING ACTIVITIES:
  Capital expenditures.....................................................     (113,983)     (17,970)     (10,940)
  Sale/leasebacks and other property sales.................................       26,969       11,594      --
                                                                             -----------  -----------  -----------
      Net cash used in investing activities................................      (87,014)      (6,376)     (10,940)
                                                                             -----------  -----------  -----------
FINANCING ACTIVITIES:
  Increase (decrease) in outstanding checks in excess of cash balances.....       63,435      (69,321)      12,061
  Borrowings (repayments) under revolver...................................       53,000      219,000     (272,000)
  Net proceeds from issuance of long-term debt.............................      --           --            49,500
  Principal payments on long-term debt.....................................      --           --           (11,487)
  Loan to KSOP.............................................................       (9,997)     --           --
  Proceeds from sale of common stock.......................................          196           13          219
                                                                             -----------  -----------  -----------
      Net cash provided by (used in) financing activities..................      106,634      149,692     (221,707)
                                                                             -----------  -----------  -----------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS.......................      (36,607)     160,005     (158,034)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR.............................       38,578        1,971      161,976
                                                                             -----------  -----------  -----------
CASH AND CASH EQUIVALENTS AT END OF YEAR...................................  $     1,971  $   161,976  $     3,942
                                                                             -----------  -----------  -----------
                                                                             -----------  -----------  -----------
CASH PAID (RECEIVED) DURING THE YEAR FOR:..................................
  Interest.................................................................  $    27,268  $    31,677  $    33,035
  Income taxes, net........................................................       17,884        9,010      (22,908)

          See accompanying Notes to Consolidated Financial Statements.

                 MUSICLAND STORES CORPORATION AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                 (IN THOUSANDS)

                                                                           RETAINED
                                          COMMON STOCK       ADDITIONAL    EARNINGS                                     TOTAL
                                     ----------------------   PAID-IN    (ACCUMULATED    DEFERRED     COMMON STOCK   STOCKHOLDERS'
                                      SHARES      AMOUNT      CAPITAL      DEFICIT)    COMPENSATION   SUBSCRIPTIONS     EQUITY
                                     ---------  -----------  ----------  ------------  -------------  -------------  ------------
January 1, 1995....................     34,247   $     342   $  254,068   $   90,839     $              $  (4,973)    $  340,276
Net loss...........................                                         (135,750)                                   (135,750)
Other, including exercise of stock
  options and related tax
  benefit..........................         50           1          670                                                      671
Loan to KSOP.......................                                                         (9,997)                       (9,997)
Amortization of deferred
  compensation and adjustment to
  fair market value of KSOP shares,
  net of tax benefit...............                                (388)                       999                           611
                                     ---------       -----   ----------  ------------  -------------  -------------  ------------
December 31, 1995..................     34,297         343      254,350      (44,911)       (8,998)        (4,973)       195,811
Net loss...........................                                         (193,738)                                   (193,738)
Other, including exercise of stock
  options and related tax
  benefit..........................          5      --               13                                                       13
Amortization of deferred
  compensation and adjustment to
  fair market value of KSOP shares,
  net of tax benefit...............                                (467)                     1,000                           533
                                     ---------       -----   ----------  ------------  -------------  -------------  ------------
December 31, 1996..................     34,302         343      253,896     (238,649)       (7,998)        (4,973)         2,619
Net earnings.......................                                           13,971                                      13,971
Other, including exercise of stock
  options and related tax
  benefit..........................         71           1          275                                                      276
Issuance of warrants...............                                 890                                                      890
Amortization of deferred
  compensation and adjustment to
  fair market value of KSOP shares,
  net of tax.......................                                  14                      1,000                         1,014
                                     ---------       -----   ----------  ------------  -------------  -------------  ------------
December 31, 1997..................     34,373   $     344   $  255,075   $ (224,678)    $  (6,998)     $  (4,973)    $   18,770
                                     ---------       -----   ----------  ------------  -------------  -------------  ------------
                                     ---------       -----   ----------  ------------  -------------  -------------  ------------

          See accompanying Notes to Consolidated Financial Statements.

                 MUSICLAND STORES CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    BASIS OF PRESENTATION. The consolidated financial statements include the accounts of Musicland Stores Corporation ("MSC") and its wholly-owned subsidiary, The Musicland Group, Inc. ("MGI") and MGI's wholly-owned subsidiaries, after elimination of all material intercompany balances and transactions. MSC and MGI are collectively referred to as the "Company." The Company's foreign operations in the United Kingdom and resulting foreign currency translation adjustments have not been material. The preparation of the accompanying consolidated financial statements required management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

    BUSINESS. The Company operates principally in the United States as a specialty retailer of home entertainment products, including prerecorded music, video sell-through, books, computer software and related products. The Company's stores operate under two principal strategies: (i) mall based music and video sell-through stores (the "Mall Stores"), operating under the principal trade names Sam Goody and Suncoast Motion Picture Company, and (ii) non-mall based full-media superstores ("Superstores"), operating under the trade names Media Play and On Cue. Because both Mall Stores and Superstores are supported by centralized corporate services and have similar economic characteristics, products, customers and retail distribution methods, the stores are reported as one industry segment. At December 31, 1997, the store count included 1,122 Mall Stores and 225 Superstores, with 4.0 million total store square footage in Mall Stores and 4.2 million total store square footage in Superstores. The Company operated 1,363 stores in 49 states, the District of Columbia, the Commonwealth of Puerto Rico, the Virgin Islands and the United Kingdom at December 31, 1997.

    SUMMARY OF SIGNIFICANT RISKS AND UNCERTAINTIES. Over the past few years, the number of stores and types of competitors faced by the Company's stores increased significantly, including non-mall discount stores, consumer electronics superstores and other mall based music, video and book specialty retailers expanding into non-mall multimedia superstores of their own. The intense competitive environment and pricing pressure created by the high-volume low-price superstores eased in 1997 as a result of the closing of stores by certain mall competitors as well as the narrowing of entertainment software product offerings, downsizing of store selling space devoted to media products and less near or below cost pricing by certain non-mall competitors. The Company's stores operate in a retail environment in which many factors that are difficult to predict and outside the Company's control can have a significant impact on store and Company sales and profits. These factors include the timing and strength of new product offerings and technology, pricing strategies of competitors, openings and closings of competitors' stores, the Company's ability to continue to receive adequate product from its vendors on acceptable credit terms and to obtain sufficient financing to meet its liquidity needs, effects of weather and overall economic conditions, including inflation, consumer confidence, spending habits and disposable income.

    The Company has assessed its systems and equipment with respect to Year 2000 compliance and has developed a project plan. Many of the Year 2000 issues, including the processing of credit card transactions, have been addressed. The remaining Year 2000 issues will either be addressed with scheduled system upgrades or through the Company's internal systems development staff. The incremental costs will be charged to expense as incurred and are not expected to have a material impact on the financial position or results of operations of the Company. However, the Company could be adversely impacted if the Year 2000 modifications are not properly completed by either the Company or its vendors, banks or any other

                 MUSICLAND STORES CORPORATION AND SUBSIDIARIES

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) entity with whom the Company conducts business. The Company is devoting and plans to continue to devote the necessary resources to resolve all significant Year 2000 issues in a timely manner.

    CASH AND CASH EQUIVALENTS. Cash equivalents consist principally of short-term investments with original maturities of three months or less and are recorded at cost, which approximates market value. Restricted cash amounts are not material. The Company uses controlled disbursement banking arrangements under its cash management program which provide for the reimbursement of major bank disbursement accounts on a daily basis. At December 31, 1997, outstanding checks in excess of cash balances of $12,061 were included in accounts payable.

    INVENTORIES. Inventories are valued at the lower of cost or market. Cost is determined using the retail inventory method, on the first-in, first-out (FIFO) basis.

    PROPERTY. Buildings and improvements, store fixtures and other property are depreciated using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over an estimated useful life of ten years, which is generally equal to or less than the lease term. Accelerated depreciation methods are used for income tax purposes. When assets are sold or retired, the costs and related accumulated depreciation are removed from the accounts and the resulting gain or loss is included in operations. Depreciation and amortization expense for property was $39,653, $41,763 and $39,370 for the years ended December 31, 1995, 1996 and
1997, respectively. In the event that facts and circumstances indicate that the carrying amount of property may not be recoverable, an evaluation would be performed using such factors as recent operating results, projected cash flows and management's plans for future operations.

    DEBT ISSUANCE COSTS. Debt issuance costs are amortized over the terms of the related financing using the interest method.

    STORE OPENING AND ADVERTISING COSTS. Store opening and advertising costs are charged to expense as they are incurred.

    STOCK-BASED COMPENSATION. Compensation expense for employee and director stock options is measured based on the excess, if any, of the quoted market price of the Company's stock on the date of grant over the amount that must be paid to acquire the stock.

    INCOME TAXES. Deferred income taxes are provided for temporary differences between the financial reporting and tax basis of assets and liabilities at currently enacted tax rates. A valuation allowance for deferred income tax assets is recorded when it is more likely than not that some portion or all of the deferred income tax assets will not be realized.

    OTHER COMPREHENSIVE INCOME. The Company has no significant items of other comprehensive income.

    EARNINGS (LOSS) PER COMMON SHARE. Basic earnings (loss) per common share is computed by dividing net earnings (loss) by the weighted average number of common shares outstanding during each year of 33,898,000, 33,414,000 and 33,528,000 in 1995, 1996 and 1997, respectively. Diluted earnings (loss) per common share is computed by dividing net earnings (loss) by the weighted average number of common shares outstanding during each year, adjusted in 1997 for 641,000 of incremental shares assumed issued on

                 MUSICLAND STORES CORPORATION AND SUBSIDIARIES

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) the exercise of stock options and warrants. Stock options were excluded from diluted computations for the net losses for the years ended December 31, 1995 and 1996 as the effect would be anti-dilutive. For purposes of earnings (loss) per share computations, shares of common stock under the Company's employee stock ownership plan, established in the third quarter of 1995, are not considered outstanding until they are committed to be released.

2. WRITE-DOWN OF GOODWILL

    In connection with the Company's adoption of Financial Accounting Standards Board Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("Statement No. 121"), in 1995, the carrying values of long-lived assets, primarily goodwill and property, of the music stores were reviewed for recoverability and possible impairment in light of recent developments. Goodwill primarily resulted from the acquisition of MGI by MSC in a leveraged buyout in 1988, when nearly all of the Company's stores were mall based music stores. During 1995 and 1996, the music stores experienced sales declines which were a result of a general decrease in customer traffic in malls, an increase in high-volume, low-price non-mall superstores and a lack of strong music product releases.

    The Company updated its operating projections for the music stores in the third quarter of 1995 and again in the fourth quarter of 1996 to reflect the continued weak retail environment and competitive pricing. An analysis of the projected undiscounted future cash flows indicated impairment had occurred. A goodwill write-down of $138,000 was recorded in August 1995 and a write-down of the remaining goodwill of $95,253 was recorded in December 1996 based on estimates of fair value of the music stores determined primarily from operating projections, future discounted cash flows and other significant market factors related to the Company. Goodwill amortization for the years ended December 31, 1995 and 1996 was $5,793 and $3,005, respectively.

3. RESTRUCTURING CHARGES

    During 1996, the Company recorded pretax restructuring charges of $75,000 for the estimated cost of programs designed to improve profitability and increase inventory turnover. The restructuring programs included the closing of the Company's distribution facility in Minneapolis, Minnesota and 115 underperforming stores, including 79 Mall Stores and 36 Superstores. The Company closed 53 of these stores in 1996 and completed the restructuring programs in 1997 with the closing of the distribution facility and another 61 stores. The Company removed one Superstore from the closing list after exercising an option in the termination agreement for that store to reinstate the lease. The restructuring charges included $36,300 of cash payments, primarily related to payments to landlords for the early termination of operating leases and estimated legal and consulting fees, and $38,700 for non-cash charges related to write-downs of leasehold improvements and certain equipment, net of unamortized lease credits.

                 MUSICLAND STORES CORPORATION AND SUBSIDIARIES

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

4. LONG-TERM DEBT

                                                                         DECEMBER 31,
                                                                    ----------------------
                                                                       1996        1997
                                                                    ----------  ----------
LONG-TERM DEBT CONSISTS OF THE FOLLOWING:
Revolver borrowings, variable rates...............................  $  272,000  $   --
Term loan, variable rate, 8.13% at December 31, 1997..............      --          50,000
Mortgage notes payable, variable rates, 8.24% to 8.37% at December
  31, 1997........................................................      14,599      33,087
9% senior subordinated notes, unsecured, due 2003.................     110,000     110,000
                                                                    ----------  ----------
  Total...........................................................     396,599     193,087
Less current maturities...........................................       2,060      26,657
                                                                    ----------  ----------
Total long-term debt..............................................  $  394,539  $  166,430
                                                                    ----------  ----------
                                                                    ----------  ----------

    The Company's bank credit agreement, as amended in June 1997, provides for a revolving credit facility and expires in October 1999. Borrowings under the revolving credit facility are available up to a maximum of the lesser of 60% of eligible inventory or $255,000 through February 15, 1998 and $245,000 thereafter. However, for any borrowings which result in a net increase in total outstanding revolver borrowings, total trade accounts payable must be equal to or greater than the total outstanding revolver borrowings. Facility fees at an annual rate of up to 0.50% are assessed on the maximum credit amount available. Revolver borrowings at December 31, 1996 have been reclassified to long-term debt because of the waiver and subsequent removal in 1997 of the annual one day clean-down requirement of revolver borrowings.

                                                            YEARS ENDED DECEMBER 31,
                                                       ----------------------------------
                                                          1995        1996        1997
                                                       ----------  ----------  ----------
REVOLVER DATA IS AS FOLLOWS:
Average daily outstanding revolver borrowings........  $  254,000  $  289,700  $  238,500
Highest outstanding revolver borrowings..............     350,000     333,000     273,000
Weighted average interest rates:
  Based on average daily borrowings..................        7.13%       7.56%       8.03%
  At year end, excluding facility fee rate...........        7.12        7.26         N/A

    The Company has pledged the common stock of certain of its wholly owned subsidiaries as collateral for borrowings under the revolving credit facility. Outstanding revolver borrowings in excess of $245,000 and the term loan are secured by the Company's inventory. The mortgage notes payable are collateralized by land, buildings and certain fixtures and equipment of three of the Company's Media Play stores and the Franklin, Indiana distribution facility with an aggregate carrying value, including additional building improvements, of $43,965 at December 31, 1997.

    The credit agreement contains financial covenants and covenants that limit additional indebtedness, liens, capital expenditures and cash dividends. The amendment to the credit agreement in June 1997 modified and provided additional flexibility in financial covenants related to fixed charge coverage,

                 MUSICLAND STORES CORPORATION AND SUBSIDIARIES

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

4. LONG-TERM DEBT (CONTINUED)
consolidated tangible net worth and debt to total capitalization and removed financial covenants related to the maximum debt and trade payables to eligible inventory ratio and the annual one day clean-down requirement of revolver borrowings. Covenants of the term loan agreement require a minimum inventory of $150,000 and a minimum operating cash flow and limit additional liens. The agreements related to the mortgage notes payable and senior subordinated notes, as amended, also contain certain financial covenants. The Company was in compliance with all covenants at December 31, 1997.

    Maturities of long-term debt are: 1998, $26,657; 1999, $46,000; 2000,
$10,276; and 2003, $110,000. The Company may, at its option, redeem the senior subordinated notes prior to maturity at 103.375% of par on and after June 15, 1998 and thereafter at prices declining annually to 100% of par on and after June 15, 2001. The mortgage notes payable agreements contain one year renewal options which would extend maturities of $21,000 and $10,276 to March 2000 and May 2001, respectively. The mortgage notes payable balance at December 31, 1997 includes deferred financing credits of $154 that are being amortized over the term of the related debt.

5. INCOME TAXES

                                                 YEARS ENDED DECEMBER 31,
                                          ---------------------------------------
                                             1995          1996          1997
                                          -----------   -----------   -----------
INCOME TAXES CONSIST OF:
Current:
  Federal...............................  $     7,395   $   (18,300)  $       100
  State, local and other................        1,200        (1,400)          200
                                          -----------   -----------   -----------
                                                8,595       (19,700)          300
                                          -----------   -----------   -----------
Deferred:
  Federal...............................       (3,200)       (1,000)        1,400
  State, local and other................         (200)        1,500        (1,400)
                                          -----------   -----------   -----------
                                               (3,400)          500       --
                                          -----------   -----------   -----------
  Total.................................  $     5,195   $   (19,200)  $       300
                                          -----------   -----------   -----------
                                          -----------   -----------   -----------

THE COMPANY'S EFFECTIVE INCOME TAX RATES
  DIFFER FROM THE FEDERAL STATUTORY RATE
  AS FOLLOWS:
Federal statutory tax rate..............        (35.0)%       (35.0)%        35.0%
Goodwill amortization and write-down and
  other permanent differences...........         38.5          16.7           5.2
State and local income taxes, net of
  federal benefit.......................          0.5       --               (5.5)
Valuation allowance.....................      --                9.3         (32.6)
                                          -----------   -----------   -----------
  Effective income tax rate.............          4.0%         (9.0)%         2.1%
                                          -----------   -----------   -----------
                                          -----------   -----------   -----------

                 MUSICLAND STORES CORPORATION AND SUBSIDIARIES

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

5. INCOME TAXES (CONTINUED)

                                                                         DECEMBER 31,
                                                                    ----------------------
                                                                       1996        1997
                                                                    ----------  ----------
COMPONENTS OF DEFERRED INCOME TAXES ARE AS FOLLOWS:
Net current deferred tax asset:
Capitalized inventory costs.......................................  $    5,880  $    5,360
Inventory valuation...............................................       5,564       8,266
Compensation related..............................................       2,601       2,504
Restructuring charges.............................................      14,388      --
Store closings....................................................       1,883       2,586
Other accruals....................................................       2,103       2,303
Other, net........................................................         581         681
                                                                    ----------  ----------
  Total current deferred income taxes.............................      33,000      21,700
Valuation allowance...............................................     (21,200)    (11,100)
                                                                    ----------  ----------
  Net current deferred income taxes...............................  $   11,800  $   10,600
                                                                    ----------  ----------
                                                                    ----------  ----------
Net noncurrent deferred tax asset:
Depreciation......................................................  $  (20,901) $  (15,263)
Rent expense......................................................      17,651      18,279
Amortization of intangible assets.................................      (2,011)     (2,011)
Net pension liability.............................................         881         960
Other, net........................................................         (49)        489
Alternative minimum tax credits...................................       8,929       5,846
                                                                    ----------  ----------
  Total noncurrent deferred income taxes..........................       4,500       8,300
Valuation allowance...............................................      (3,300)     (5,900)
                                                                    ----------  ----------
Net noncurrent deferred income taxes..............................  $    1,200  $    2,400
                                                                    ----------  ----------
                                                                    ----------  ----------

    The Company's management believes it is more likely than not that the deferred income tax assets, net of valuation allowances, will be realized based on current income tax laws and estimates of future earnings. However, the amount of deferred tax assets considered realizable could be adjusted in the future if estimates of taxable income are revised.

6. EMPLOYEE BENEFIT PLANS

    The Company has a non-contributory, defined benefit pension plan covering certain employees. Retirement benefits are a function of both years of service and the level of compensation. The Company's funding policy is to make an annual contribution equal to or exceeding the minimum required by the Employee Retirement Income Security Act of 1974. Effective December 31, 1991, participation in the pension plan was frozen for employees hired on or after July 1, 1990. The Company has been evaluating on

                 MUSICLAND STORES CORPORATION AND SUBSIDIARIES

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

6. EMPLOYEE BENEFIT PLANS (CONTINUED)
a year to year basis the continuation of benefit accruals under the pension plan. Accordingly, the projected benefit obligation approximated the accumulated benefit obligation at December 31, 1996 and 1997.

                                                                           DECEMBER 31,
                                                                       --------------------
                                                                         1996       1997
                                                                       ---------  ---------
THE FUNDED STATUS OF THE PENSION PLAN AND THE RELATED ACCRUED PENSION
  COST ARE AS FOLLOWS:
Change in benefit obligation:
Benefit obligation at beginning of year..............................  $   9,330  $   9,604
Service cost.........................................................        446        411
Interest cost........................................................        715        748
Effect of assumption change..........................................       (456)       448
Actuarial loss (gain)................................................        (13)       257
Benefits paid........................................................       (418)    (1,011)
                                                                       ---------  ---------
Benefit obligation at end of year....................................      9,604     10,457
                                                                       ---------  ---------
Change in plan assets:
Fair value of plan assets at beginning of year.......................      9,289      9,468
Actual return on plan assets.........................................        597      2,468
Benefits paid........................................................       (418)    (1,011)
                                                                       ---------  ---------
Fair value of plan assets at end of year.............................      9,468     10,925
                                                                       ---------  ---------
Funded status........................................................       (136)       468
Unrecognized gains...................................................     (2,273)    (3,277)
                                                                       ---------  ---------
Accrued pension cost.................................................  $  (2,409) $  (2,809)
                                                                       ---------  ---------
                                                                       ---------  ---------
ASSUMPTIONS USED IN COMPUTING PENSION DATA ARE AS FOLLOWS:
Discount rate for benefit obligations................................       7.75%      7.50%
Expected long-term rate of return on plan assets.....................       8.50       8.50

                                                                     YEARS ENDED DECEMBER 31,
                                                                  -------------------------------
                                                                    1995       1996       1997
                                                                  ---------  ---------  ---------
THE COMPONENTS OF NET PENSION EXPENSE ARE AS FOLLOWS:
Service cost....................................................  $     260  $     446  $     411
Interest cost...................................................        631        715        748
Expected return on plan assets..................................       (672)      (771)      (754)
Amortization of prior service cost and gain.....................        (12)        (5)        (5)
                                                                  ---------  ---------  ---------
  Net pension expense...........................................  $     207  $     385  $     400
                                                                  ---------  ---------  ---------
                                                                  ---------  ---------  ---------

                 MUSICLAND STORES CORPORATION AND SUBSIDIARIES

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

    The Company established a defined contribution plan in 1992 for employees not covered by the pension plan. The Company has a 401(k) plan, which is based on contributions made through payroll deductions and partially matched by the Company, covering substantially all employees. The Company's matching contribution to the 401(k) plan is paid in stock of MSC under an employee stock ownership plan ("KSOP"). The Company may also, at its discretion, make a supplemental cash matching contribution. In 1995, to establish the KSOP, the Company made a loan to the KSOP trust for the purchase of 1,042,900 shares of the Company's common stock in the open market. In exchange, the Company received a note, the balance of which is recorded as deferred compensation and is reflected as a reduction of stockholders' equity. The Company recognizes compensation expense during the period the match is earned equal to the expected market value of the shares to be released to settle the match liability. The number of KSOP shares committed to be released was 104,290 at December 31, 1996 and 1997. At December 31, 1996 and 1997, the number of shares held in suspense was 834,320 and 730,030, respectively, and the market value of the shares held in suspense was $1,251 and $5,338, respectively.

    Expenses for the defined contribution and 401(k) plans for the years ended December 31, 1995, 1996 and 1997 totaled $570, $354 and $1,749, respectively. Expenses for postemployment benefits were not material. The Company does not offer or provide postretirement benefits other than pensions to its employees.

7. STOCK PLANS

    The Company's 1994, 1992 and 1988 Stock Option Plans authorize the grant of stock options and stock appreciation rights to officers and other key employees. The Company's Directors Stock Option Plan authorizes the grant of stock options to its directors who are not employees of the Company or its affiliates. The number of shares of common stock that may be issued to employees and directors under each of these plans is 950,000 shares, 1,500,000 shares, 1,000,000 shares and 200,000 shares, respectively. The stock options become exercisable over a period not to exceed ten years after the date they are granted. Stock options are granted at option prices not less than the fair market value of the Company's common stock on the date of the grant. Accordingly, no compensation expense has been recognized for stock options granted. The Company has not granted any stock appreciation rights.

    PRO FORMA DISCLOSURES OF NET EARNINGS (LOSS) AND NET EARNINGS (LOSS) PER COMMON SHARE AS IF THE FAIR VALUE BASED METHOD OF ACCOUNTING FOR STOCK OPTIONS HAD BEEN APPLIED ARE AS FOLLOWS:

                                                                                  1995         1996        1997
                                                                               -----------  -----------  ---------
Net earnings (loss):                                      As reported........  $  (135,750) $  (193,738) $  13,971
                                                          Pro forma..........  $  (135,850) $  (194,394) $  13,168

Net earnings (loss) per common share:                     As reported
                                                            Basic............  $     (4.00) $     (5.80) $     .42
                                                            Diluted..........  $     (4.00) $     (5.80) $     .41
                                                          Pro forma
                                                            Basic............  $     (4.01) $     (5.82) $     .39
                                                            Diluted..........  $     (4.01) $     (5.82) $     .39

    The fair value of each employee and director stock option has been estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants in 1995, 1996

                 MUSICLAND STORES CORPORATION AND SUBSIDIARIES

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

7. STOCK PLANS (CONTINUED)
and 1997, respectively: risk-free interest rates of 6.31%, 6.17% and 6.27%; expected volatility of 45%, 49% and 56%; expected life of seven years; and no dividend yields. The pro forma disclosures may not be representative of the effects on net earnings in future years because they do not take into consideration pro forma compensation expense related to grants made prior to 1996, the vesting of stock options over several years and the possible grant of additional stock options in the future.

    STOCK OPTION ACTIVITY FOR THE LAST THREE YEARS WAS AS FOLLOWS:

                                                      1995                     1996                     1997
                                             -----------------------  -----------------------  -----------------------
                                                          WEIGHTED                 WEIGHTED                 WEIGHTED
                                                           AVERAGE                  AVERAGE                  AVERAGE
                                                          EXERCISE                 EXERCISE                 EXERCISE
                                               SHARES       PRICE       SHARES       PRICE       SHARES       PRICE
                                             ----------  -----------  ----------  -----------  ----------  -----------
Outstanding at beginning of year...........   1,748,916   $   11.90    1,892,984   $   10.52    2,681,294   $    7.33
Granted....................................     398,350        7.84    1,023,973        2.30      734,650        3.16
Exercised..................................     (50,100)       3.93       (5,000)       2.50      (70,636)       3.10
Canceled...................................    (204,182)      18.73     (230,663)      11.26     (409,400)       8.67
                                             ----------               ----------               ----------
Outstanding at end of year.................   1,892,984       10.52    2,681,294        7.33    2,935,908        6.20
                                             ----------               ----------               ----------
                                             ----------               ----------               ----------
Options exercisable at year end............     840,838                1,003,916                1,084,642
                                             ----------               ----------               ----------
                                             ----------               ----------               ----------
Options available for future grant.........   1,460,060                  666,750                  341,500
                                             ----------               ----------               ----------
                                             ----------               ----------               ----------
Weighted average fair value of options
  granted during the year..................  $     4.38               $     1.32               $     2.00
                                             ----------               ----------               ----------
                                             ----------               ----------               ----------

    THE FOLLOWING TABLE SUMMARIZES INFORMATION CONCERNING OUTSTANDING AND EXERCISABLE STOCK OPTIONS AT DECEMBER 31, 1997:

                                                                OPTIONS OUTSTANDING
                                                      ---------------------------------------   OPTIONS EXERCISABLE
                                                                      WEIGHTED                 ---------------------
                                                                       AVERAGE      WEIGHTED               WEIGHTED
                                                                      REMAINING      AVERAGE                AVERAGE
                                                        NUMBER       CONTRACTUAL    EXERCISE     NUMBER    EXERCISE
RANGE OF EXERCISE PRICES                              OUTSTANDING   LIFE (YEARS)      PRICE    EXERCISABLE   PRICE
----------------------------------------------------  -----------  ---------------  ---------  ----------  ---------
$ 1.5000 to $ 2.5625................................   1,171,459           7.59     $   2.000     271,503  $   2.465
  3.0000 to   4.5000................................     592,016           6.42         3.485     228,600      4.500
  6.0625 to   6.7500................................     422,883           8.98         6.402      28,739      6.625
  9.3750 to  14.5000................................     594,700           5.35        12.992     452,567     13.462
 21.7500 to  21.7500................................     154,850           5.83        21.750     103,233     21.750
                                                      -----------                              ----------
                                                       2,935,908                                1,084,642
                                                      -----------                              ----------
                                                      -----------                              ----------

8. COMMON STOCK

    Certain members of current and former management of the Company own 1,991,308 shares of common stock with restrictions ("Restricted Stock") at $0.0025 per share. Although holders of Restricted

                 MUSICLAND STORES CORPORATION AND SUBSIDIARIES

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

8. COMMON STOCK (CONTINUED)
Stock have voting and dividend rights, no Restricted Stock is transferable until the Company is paid the balance of the subscription price of $2.4975 or $4.4975 per share. After August 25, 2003, the Company may, at its option, buy back the Restricted Shares for $0.0025 per share. The amount of subscriptions due from the holders of Restricted Stock upon transfer is reflected as a reduction of stockholders' equity.

    In connection with the term loan agreement completed in June 1997, the Company issued warrants for the purchase of 1,822,087.16 shares of common stock at $1.5625 per share. The warrants can be traded, are exercisable over a period of five years and expire in 2002. The fair value of the warrants at the time of issuance of $890 was recorded as additional debt issuance costs and an increase to additional paid-in capital.

9. PREFERRED STOCK PURCHASE RIGHTS

    In March 1995, the Company's Board of Directors adopted a stockholder rights plan and declared a dividend of one preferred share purchase right ("Right") per share for each outstanding share of common stock. The Rights will be distributed 20 days after a person or group (an "Acquiring Person") either acquires beneficial ownership of, or commences a tender or exchange offer for, 17.5% or more of the Company's outstanding common stock.

    Each Right then may be exercised to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock, $0.01 par value (the "Preferred Shares"), at an exercise price of $70.00 per one-hundredth Preferred Share. Thereafter, upon the occurrence of certain events, the Rights entitle holders other than the Acquiring Person to acquire common stock having a value of twice the exercise price of the Rights. Alternatively, upon the occurrence of certain other events, the rights would entitle holders other than the Acquiring Person to acquire common stock of the Acquiring Person having a value of twice the exercise price of the Rights.

    The Rights may be redeemed by the Company at a redemption price of $.001 per Right at any time until the 20th day after a public announcement of an acquisition of 17.5% or more of the common stock of the Company. The Rights expire on March 20, 2005.

10. COMMITMENTS

    The Company leases most of its retail stores and certain office and storage facilities under operating leases for terms that typically range from three to twenty-five years. Certain store leases provide the Company with an early cancellation option if sales for a designated period do not reach a specified level as defined in the lease. In most instances, the Company pays, in addition to minimum rent, real estate taxes, utilities, common area maintenance costs and percentage rents which are based upon sales volume. Certain store leases contain provisions restricting assignment, merger, change of control or transfer. The Company also leases certain store fixtures and equipment, computers and automobiles under operating leases.

                 MUSICLAND STORES CORPORATION AND SUBSIDIARIES

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

10. COMMITMENTS (CONTINUED)
    Minimum payments under operating leases with noncancelable terms in excess of one year at December 31, 1997 are: 1998, $137,183; 1999, $131,751; 2000,
$111,399; 2001, $85,060; 2002, $70,527; and thereafter, $268,219.

                                                            YEARS ENDED DECEMBER 31,
                                                       ----------------------------------
                                                          1995        1996        1997
                                                       ----------  ----------  ----------
TOTAL RENT EXPENSE CONSISTS OF THE FOLLOWING:
Minimum cash rents...................................  $  148,736  $  166,308  $  152,343
Straight-line recognition of leases with scheduled
  rent increases.....................................       7,304       3,152        (910)
Percentage rents.....................................       2,000       1,733       2,143
                                                       ----------  ----------  ----------
  Total rent expense.................................  $  158,040  $  171,193  $  153,576
                                                       ----------  ----------  ----------
                                                       ----------  ----------  ----------

11. LITIGATION

    The Company is a party to various claims, legal actions and complaints arising in the ordinary course of business. It is the opinion of management that the ultimate resolution of these matters will not have a material adverse effect on the financial position or results of operations of the Company.

12. RELATED PARTY TRANSACTIONS

    Donaldson, Lufkin & Jenrette Securities Corporation ("DLJSC"), a wholly owned subsidiary of Donaldson, Lufkin & Jenrette, Inc. ("DLJ"), acts as a market maker in the Company's senior subordinated notes. A Managing Director of DLJSC is a member of the Company's board of directors. DLJ and certain of its affiliates, excluding DLJ employees, owned approximately 6.9% of the Company's common stock at December 31, 1996. During 1997, DLJ sold its ownership in the Company's common stock.

13. FAIR VALUE OF FINANCIAL INSTRUMENTS

    The carrying amounts reported in the consolidated balance sheets at December 31, 1996 and 1997 for cash and cash equivalents, other current assets, accounts payable and other current liabilities approximate fair value because of the immediate or short-term maturity of these financial instruments. The fair value of the outstanding revolver borrowings at December 31, 1996, based on current market rates, was $217,600. As the interest rates on the term loan and mortgage notes payable are reset monthly based on current market rates and the debt is secured, the carrying values approximate fair value. The fair value of the senior subordinated notes at December 31, 1996 and 1997, based on the last quoted price on those dates, was $50,600 and $101,750, respectively.

                 MUSICLAND STORES CORPORATION AND SUBSIDIARIES

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

14. SUPPLEMENTAL BALANCE SHEET INFORMATION

                                                                         DECEMBER 31,
                                                                    ----------------------
                                                                       1996        1997
                                                                    ----------  ----------
PROPERTY CONSISTS OF THE FOLLOWING, AT COST:
Land and land improvements........................................  $    9,283  $   10,003
Buildings.........................................................      10,408      32,055
Leasehold improvements............................................     248,077     231,831
Store fixtures and other property.................................     162,348     149,973
                                                                    ----------  ----------
                                                                       430,116     423,862
Less accumulated depreciation and amortization....................    (152,120)   (173,841)
                                                                    ----------  ----------
Property, net.....................................................  $  277,996  $  250,021
                                                                    ----------  ----------
                                                                    ----------  ----------


                                                                         DECEMBER 31,
                                                                    ----------------------
                                                                       1996        1997
                                                                    ----------  ----------
OTHER CURRENT LIABILITIES CONSIST OF THE FOLLOWING:
Payroll and related taxes and benefits............................  $   19,598  $   24,963
Gift certificates payable.........................................      32,792      38,224
Sales taxes payable...............................................      19,924      18,764
Accrued store expenses and other..................................      28,552      33,709
                                                                    ----------  ----------
Total.............................................................  $  100,866  $  115,660
                                                                    ----------  ----------
                                                                    ----------  ----------

OTHER LONG-TERM LIABILITIES CONSIST OF THE FOLLOWING:
Straight-line recognition of leases with scheduled rent
  increases.......................................................  $   36,442  $   32,457
Deferred rent credits.............................................      14,651      12,508
Other.............................................................       5,133       4,230
                                                                    ----------  ----------
Total.............................................................  $   56,226  $   49,195
                                                                    ----------  ----------
                                                                    ----------  ----------

15. SUPPLEMENTAL CASH FLOW INFORMATION

    The land, buildings and certain fixtures related to three of the Company's Media Play stores and the land, building and certain equipment related to the Company's distribution facility in Franklin, Indiana were financed under operating leases with special purpose entities that had been formed for the purpose of purchasing the land, fixtures and equipment and constructing the facilities using secured financing. The three Media Play stores, which had an aggregate cost of $14,395, together with the related mortgage note payable and deferred financing credits totaling $14,599, were recorded on the Company's Consolidated Balance Sheet after the terms of an amendment to the operating lease required consolidation of the special purpose entity as of October 1996, the date of the amendment. The financed distribution facility property, which had an original cost of approximately $30,000, and the mortgage note payable were recorded on the Company's Consolidated Balance Sheet after the terms of an amendment to the operating lease required consolidation of the special purpose entity as of June 1997, the date of the amendment.

                 MUSICLAND STORES CORPORATION AND SUBSIDIARIES

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

16. QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                                           BASIC     DILUTED
                                                                          EARNINGS   EARNINGS
                                                                           (LOSS)     (LOSS)     COMMON STOCK PRICE
                                                                NET         PER        PER
                                                 GROSS       EARNINGS      COMMON     COMMON    ---------------------
                                   SALES         PROFIT       (LOSS)       SHARE      SHARE       HIGH        LOW
                                ------------   ----------   -----------   --------   --------   --------   ----------
1996:
First.........................  $    383,570   $  129,833   $   (52,636)  $ (1.58)   $ (1.58)   $  4 3/4   $  2
Second........................       372,410      126,582       (24,080)    (0.72)     (0.72)      5 1/4      3 1/8
Third.........................       366,634      127,702       (24,201)    (0.72)     (0.72)      3 5/8      1 3/8
Fourth........................       698,980      227,642       (92,821)    (2.77)     (2.77)      2          1 1/4
                                ------------   ----------   -----------   --------   --------
  Total.......................  $  1,821,594   $  611,759   $  (193,738)  $ (5.80)   $ (5.80)
                                ------------   ----------   -----------   --------   --------
                                ------------   ----------   -----------   --------   --------
1997:
First.........................  $    376,080   $  126,463   $   (20,983)  $ (0.63)   $ (0.63)   $  1 3/4   $    11/16
Second........................       342,746      120,428       (18,325)    (0.55)     (0.55)      2 7/8        15/16
Third.........................       373,283      129,070       (12,384)    (0.37)     (0.37)      8 1/4      2 1/4
Fourth........................       676,203      238,868        65,663      1.95       1.89       8 1/2      4 5/8
                                ------------   ----------   -----------   --------   --------
  Total.......................  $  1,768,312   $  614,829   $    13,971   $   .42    $   .41
                                ------------   ----------   -----------   --------   --------
                                ------------   ----------   -----------   --------   --------

    The three months ended December 31, 1996 include a goodwill write-down of $95,253, or $2.85 per share.

    The three months ended March 31, 1996 and December 31, 1996 include pretax restructuring charges of $35,000 and $40,000, respectively.

    The totals of basic and diluted earnings (loss) per common share by quarter may not equal the totals for the year as there are changes in the weighted average number of common shares outstanding each quarter and basic and diluted earnings (loss) per common share are calculated independently for each quarter.

-------------------------------------------
                                     -------------------------------------------
-------------------------------------------
                                     -------------------------------------------

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, IN CONNECTION WITH THE OFFERING MADE HEREBY, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OTHER PERSON. NEITHER THE DELIVER OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION.

                                 --------------

                               TABLE OF CONTENTS

                                                                            PAGE
Prospectus Summary........................................................    1
Risk Factors..............................................................   12
The Exchange Offer........................................................   20
Use of Proceeds...........................................................   27
Capitalization............................................................   28
Selected Consolidated Financial and Operating Data........................   29
Management's Discussion and Analysis of Results of Operations and
  Financial Condition.....................................................   31
Business..................................................................   39
Management................................................................   47
Description of Notes......................................................   50
Description of Other Financing Arrangements...............................   78
Certain Federal Income Tax Considerations.................................   81
Plan of Distribution......................................................   85
Legal Matters.............................................................   85
Experts...................................................................   85
Incorporation of Certain Documents by Reference...........................   85
Additional Information....................................................   86
Index to Consolidated Financial Statements................................  F-1

                                  $150,000,000

                                     [LOGO]

                           9 7/8% SENIOR SUBORDINATED
                                 NOTES DUE 2008

                                 --------------

                                   PROSPECTUS

                                 --------------


                                  MAY 6, 1998


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